Exhibit 1

WESTPAC

GROUP

INTERIM
RESULTS
2014

THE INTERIM PROFIT ANNOUNCEMENT HAS BEEN PREPARED FOR DISTRIBUTION
IN THE UNITED STATES OF AMERICA

Westpac Banking Corporation ABN 33 007 457 141.

RESULTS ANNOUNCEMENT TO THE MARKET

INTRODUCTION

Introduction

This Interim Profit Announcement has been prepared for distribution in the United States.

Our interim period refers to the six months ended 31 March 2014 (First Half 2014). Throughout this profit announcement we also refer to the six months ended 31 March 2013 (First Half 2013) and the six months ended 30 September 2013 (Second Half 2013).

The selected financial information for First Half 2014, First Half 2013 and Second Half 2013 contained in this Interim Profit Announcement is based on the financial statements contained in the unaudited consolidated Interim Financial Report for Westpac Banking Corporation (Westpac) and its controlled entities (Group) for the six months ended 31 March 2014.  The Interim Financial Report has been prepared and presented in accordance with Australian Accounting Standards (AAS) as they relate to interim financial reports.  The Interim Financial Report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) as they relate to interim financial reports.

All dollar values in this announcement are in Australian dollars unless otherwise noted. References to ‘dollars’ ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translation of Australian dollar amounts into US dollar amounts has been made at the rate of A$1 = US$0.9275, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 March 2014. Refer to Section 5.1 for information regarding the rates of exchange between the Australian dollar and the US dollar applied by the Group as part of its operating activities for First Half 2014, Second Half 2013 and First Half 2013.

Revision of 2013 results

Following the adoption of new or revised accounting standards this period, there have been a number of comparative restatements to reported results and Cash Earnings:

▪    Defined benefits – amendments to AASB 119 Employee Benefits resulted in an increase to salary and wages: superannuation expense - defined benefit plan (Second Half 2013 $25 million; First Half 2013 $24 million), reduced income tax expense (Second Half 2013 $8 million; First Half 2013 $7 million), reduced other liabilities (Second Half 2013 $61 million; First Half 2013 $61 million), reduced deferred tax assets (Second Half 2013 $18 million; First Half 2013 $18 million); increased retained profits (Second Half 2013 $43 million; First Half 2013 $43 million) and higher expense to income ratio (Second Half 2013 26 basis points, First Half 2013 26 basis points). This adjustment impacted both reported results and Cash Earnings;

▪    Consolidation – adoption of AASB10 Consolidated Financial Statements and Associated Standards increased life insurance assets and life insurance liabilities (September 2013 $4,512 million; March 2013 $4,387 million); and

▪    Own credit – early adoption of part of AASB 9 Financial Instruments resulted in a reduction in net interest income (Second Half 2013 $44 million), reduction in income tax expense (Second Half 2013 $13 million), reduction in current tax liabilities (September 2013 $13 million) and increased retained profits (September 2013 $13 million). This restatement impacted reported results, but did not impact Cash Earnings.

In addition to discussing the AAS financial information in this announcement, we also discuss the following non-AAS financial information:

Cash Earnings

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as “Cash Earnings”. Cash Earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS. The specific adjustments outlined below include both cash and non-cash items. Cash Earnings, as calculated by the Westpac Group, is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore available for distribution to shareholders.

A reconciliation of Cash Earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set forth in Section 6. To calculate Cash Earnings, Westpac adjusts net profit attributable to owners of Westpac Banking Corporation for the items outlined below. Management believes this allows the Group

RESULTS ANNOUNCEMENT TO THE MARKET

INTRODUCTION

to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Three categories of adjustments are made to reported results to determine Cash Earnings:

▪                 Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

▪                 Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

▪            Accounting reclassifications between individual line items that do not impact reported results, such as policyholder tax recoveries1.

Outlined in Section 6.2 are the Cash Earnings adjustments to the reported result.

Average Ordinary Equity

Average ordinary equity is calculated as the daily average of total equity less average non-controlling interests. Management believes this measure of average ordinary equity is useful in the calculation of return on equity as it removes the impact of equity attributable to non-controlling interests.

Other companies may use different methodologies to calculate average ordinary equity or similar non-AAS financial measures.

Disclosure Regarding Forward-Looking Statements

This Interim Profit Announcement contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Interim Profit Announcement and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors, including, but not limited to:

▪           the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

▪           the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

▪           market volatility, including uncertain conditions in funding, equity and asset markets;

▪           adverse asset, credit or capital market conditions;

▪           changes to our credit ratings;

▪           levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

▪           market liquidity and investor confidence;

▪    changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and our ability to maintain or to increase market share and control expenses;

▪           the effects of competition in the geographic and business areas in which Westpac conducts its operations;

▪           reliability and security of Westpac’s technology and risks associated with changes to technology systems;

▪           the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

▪           the effectiveness of our risk management policies, including our internal processes, systems and employees;

1  Policyholder tax recoveries – Income and tax amounts that are grossed up to comply with the AAS accounting standard covering Life Insurance Business (policyholders tax recoveries) are reversed in deriving income and taxation expense on a Cash Earnings basis.

RESULTS ANNOUNCEMENT TO THE MARKET

INTRODUCTION

▪   the occurrence of environmental change or external events in countries in which Westpac or its customers or counterparties conduct their operations;

▪   internal and external events which may adversely impact our reputation;

▪   changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

▪   the success of strategic decisions involving business expansion and integration of new businesses; and

▪   various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us, refer to section 1.5 ‘Risk factors’. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation to update any forward-looking statements contained in this Interim Profit Announcement, whether as a result of new information, future events or otherwise, after the date of this Interim Profit Announcement.

Websites

Information contained in or accessible through the websites mentioned in this Interim Profit Announcement does not form part of this Interim Profit Announcement unless we specifically state that it is incorporated by reference and forms part of this Interim Profit Announcement. All references in this Interim Profit Announcement to websites are inactive textual references and are for information only.

RESULTS ANNOUNCEMENT TO THE MARKET

INTERIM 2014 RESULT

01	GROUP RESULTS		1
	1.1	Reported Results	1
	1.2	Reported Balance Sheet	2
	1.3	Key Financial Data	3
	1.4	Market Share and System Multiple Metrics	5
	1.5	Risk Factors	7

02	REVIEW OF GROUP OPERATIONS		14
	2.1	Performance Overview	14
	2.2	Review of Reported Results	19
	2.3	Credit Quality	34
	2.4	Balance Sheet and Funding	37
	2.5	Capital and Dividends	42
	2.6	Significant Developments	46

03	DIVISIONAL RESULTS		51
	3.1	Australian Financial Services	52
		3.1.1 Westpac Retail and Business Banking	53
		3.1.2 St.George Banking Group	56
		3.1.3 BT Financial Group (Australia)	59
	3.2	Westpac Institutional Bank	62
	3.3	Westpac New Zealand	65
	3.4	Westpac Pacific	69
	3.5	Group Businesses	71

04	INTERIM 2014 REPORTED FINANCIAL INFORMATION		73
	4.1	Consolidated Income Statement (unaudited)	74
	4.2	Consolidated Balance Sheet (unaudited)	75
	4.3	Consolidated Cash Flow Statement (unaudited)	76
	4.4	Consolidated Statement of Comprehensive Income (unaudited)	77
	4.5	Consolidated Statement of Changes in Equity (unaudited)	78
	4.6	Notes to Interim 2014 Reported Financial Information (unaudited)	79

05	OTHER INFORMATION		105
	5.1	Exchange Rates	105
	5.2	Financial Calendar and Share Registry Details	106

06	SEGMENT RESULT		109
	6.1	Half Year Segment Reported Results	109
	6.2	Cash Earnings Adjustments	112

07	GLOSSARY		114

In this announcement references to ‘Westpac’, ‘WBC’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities, unless it clearly means just Westpac Banking Corporation.

In this announcement references to ‘St.George’ refer to the division and its brands namely: ‘St.George Bank’, ‘Bank of Melbourne’, ‘BankSA’, and ‘RAMS’ unless it clearly means just the St.George Bank brand.

In this announcement references to ‘Lloyds’ refer to the acquisition of select Australian businesses of Lloyds Banking Group, including Capital Finance Australia Limited and BOS International (Australia) Ltd.

All references to $ in this document are to Australian dollars unless otherwise stated.

v

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1.0          GROUP RESULTS

1.1          Reported Results

Reported net profit attributable to owners of Westpac Banking Corporation (WBC) is prepared in accordance with the requirements of Australian Accounting Standards (AAS) and regulations applicable to Australian Authorised Deposit-taking Institutions (ADIs).

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t

	March 14	March 14	Sept 13	March 13	Mar 14-	Mar 14-

$m	US$	A$	A$	A$	Sept 13	Mar 13
Net interest income	6,158	6,639	6,529	6,292	2	6
Non-interest income	2,922	3,151	2,896	2,878	9	9
Net operating income before operating expenses and impairment charges	9,080	9,790	9,425	9,170	4	7
Operating expenses	(3,891)	(4,195)	(4,043)	(3,933)	(4)	(7)
Impairment charges	(316)	(341)	(409)	(438)	17	22
Profit before income tax	4,873	5,254	4,973	4,799	6	9
Income tax expense	(1,479)	(1,595)	(1,470)	(1,477)	(9)	(8)
Profit for the period	3,394	3,659	3,503	3,322	4	10
Profit attributable to non-controlling interests	(35)	(37)	(39)	(35)	5	(6)
Net profit attributable to owners of Westpac Banking Corporation	3,359	3,622	3,464	3,287	5	10
Effective tax rate	30.4%	30.4%	29.6%	30.8%	(80bps)	42bps

Net Profit attributable to owners of Westpac Banking Corporation for First Half 2014 was $3,622 million, an increase of $335 million or 10% compared to First Half 2013. Features of this result include a 7% increase in net operating income before operating expenses and impairment charges and a 22% reduction in impairment charges.

The result includes the acquisition of select Australian businesses of Lloyds Banking Group from 31 December 2013.

Net interest income increased $347 million or 6% compared to First Half 2013 reflecting lending growth of 8% partly offset by a decrease in net interest margin of 4 basis points. The reduction in net interest margin reflects reduced Treasury income, lower returns on non-interest earning liabilities and capital and the impact of holding higher levels of liquid assets. Net interest income is discussed in more detail in Section 2.2.1.

Non-interest income increased $273 million or 9% compared to First Half 2013 reflecting growth in wealth management income, insurance income and fees and commission income. Non-interest income is discussed further in Section 2.2.2.

Operating expenses increased $262 million or 7% compared to First Half 2013 due to foreign exchange translation impacts, operating and integration costs associated with the Lloyds acquisition and higher software amortisation and personnel costs from investment in the business. Operating expenses are discussed further in Section 2.2.3.

Impairment charges decreased $97 million or 22% compared to First Half 2013 reflecting continued improvements in asset quality with further reductions in stressed exposures. Australian Financial Services (AFS), Westpac Institutional Bank (WIB) and Westpac New Zealand all recorded lower impairment charges, whilst economic overlays were slightly higher this half. Impairment charges are discussed further in Section 2.2.4.

The effective tax rate was 30.4% in First Half 2014 compared to 30.8% in First Half 2013. This decrease was largely due to higher deductible expenses related to employee share schemes. Income tax expense is discussed further in Section 2.2.5.

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REPORTED RESULTS

1.2        Reported Balance Sheet

	As at	As at	As at	As at	% Mov’t	% Mov’t

	31 March	31 March	30 Sept	31 March	Mar 14-	Mar 14-

$m	2014	2014	2013	2013	Sept 13	Mar 13

	US$	A$	A$	A$
Assets
Cash and balances with central banks	15,188	16,375	11,699	6,600	40	148
Receivables due from other financial institutions	8,110	8,744	11,210	12,580	(22)	(30)
Trading securities, other financial assets designated at fair value and available-for-sale securities [1]	73,636	79,392	79,100	76,664	-	4
Derivative financial instruments	24,307	26,207	28,356	29,323	(8)	(11)
Loans[2]	523,638	564,569	536,164	521,130	5	8
Life insurance assets	11,910	12,841	13,149	12,895	(2)	-
Other assets[3]	19,707	21,247	21,419	22,686	(1)	(6)
Total assets	676,496	729,375	701,097	681,878	4	7
Liabilities
Payables due to other financial institutions	14,108	15,211	8,836	8,043	72	89
Deposits and other borrowings	405,693	437,405	424,482	403,406	3	8
Trading liabilities and other financial liabilities at fair value through income statement	13,984	15,077	10,302	8,833	46	71
Derivative financial instruments	29,059	31,330	32,990	34,081	(5)	(8)
Debt issues	139,216	150,098	144,133	144,303	4	4
Life insurance liabilities	10,753	11,594	11,938	11,794	(3)	(2)
Loan capital	9,572	10,320	9,330	10,880	11	(5)
Other liabilities[4]	9,562	10,309	11,549	13,301	(11)	(22)
Total liabilities	631,947	681,344	653,560	634,641	4	7
Equity
Total equity attributable to owners of Westpac Banking Corporation	43,746	47,165	46,674	45,260	1	4
Non-controlling interests[5]	803	866	863	1,977	-	(56)
Total equity	44,549	48,031	47,537	47,237	1	2

	Half Year	Half Year	Half Year	Half Year	%Mov’t	%Mov’t

	31 March	31 March	30 Sept	31 March	Mar 14 -	Mar 14 -

	2014	2014	2013	2013	Sept 13	Mar 13

$m	US$	A$	A$	A$

Average balances
Total assets	672,117	724,654	699,457	677,072	4	7
Loans and other receivables	508,072	547,786	524,035	508,886	5	8
Total equity	43,379	46,770	46,842	45,799	-	2

1  Trading securities include debt and equity instruments which are actively traded. Other financial assets include equity related instruments, warrants and non-trading bonds and notes. Available-for-sale-securities include public and other debt and equity securities.

2  Includes loans, advances, other receivables and acceptances of customers.

3  Includes intangible assets, fixed assets, deferred tax assets and regulatory deposits with central banks overseas.

4  Includes provisions and tax liabilities.

5  Includes 2006 Trust Preferred Securities (TPS) and 2003 TPS hybrid capital instruments. The 2003 TPS were redeemed on 30 September 2013.

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1.3        Key Financial Data

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t

	March 14	March 14	Sept 13	March 13	Mar 14 -	Mar 14 -

	US$	A$	A$	A$	Sept 13	Mar 13
Shareholder Value
Earnings per ordinary share (cents)[1]	108.3	116.8	111.9	106.5	4	10
Weighted average ordinary shares (millions)	3,098	3,098	3,090	3,083	-	-
Fully franked dividends per ordinary share (cents)	83	90	88	86	2	5
Fully franked special dividend per ordinary share (cents)	-	-	10	10	(100)	(100)
Return on average ordinary equity[2]	15.82%	15.82%	15.40%	15.04%	42bps	78bps
Average ordinary equity ($m)[3]	42,579	45,907	44,866	43,831	2	5
Average total equity ($m)[4]	43,379	46,770	46,842	45,799	-	2
Net tangible asset per ordinary share ($)[5]	10.32	11.13	11.09	10.73	-	4

Productivity and efficiency
Expense to income ratio[6]	42.8%	42.8%	42.9%	42.9%	5bps	4bps

Business performance
Interest spread[7]	1.90%	1.90%	1.93%	1.88%	(3bps)	2bps
Benefit of net non-interest bearing assets, liabilities and equity[8]	0.19%	0.19%	0.21%	0.25%	(2bps)	(6bps)
Net interest margin[9]	2.09%	2.09%	2.14%	2.13%	(5bps)	(4bps)
Average interest-earning assets ($m)	589,572	635,657	608,153	591,539	5	7

					% Mov’t	% Mov’t

	Half Year	Half Year	Half Year	Half Year	Mar 14 -	Mar 14 -

	March 14	March 14	Sept 13	March 13	Sept 13	Mar 13

	US$	A$	A$	A$
Capital adequacy ratio (%)
Common equity Tier 1 Capital ratio
- APRA Basel III	8.82%	8.82%	9.10%	8.74%	(28bps)	8bps
- Internationally fully harmonised Basel III	11.26%	11.26%	11.56%	11.40%	(30bps)	(14bps)
Credit risk weighted assets ($b)	252.3	272.0	260.3	253.7	4	7
Total risk weighted assets ($b)	299.1	322.5	307.4	308.0	5	5

Asset quality
Total impaired assets to gross loans		0.51%	0.67%	0.82%	16bps	31bps

Total impaired assets to equity and total provisions		5.6%	7.0%	8.3%	142bps	275bps
Total impairment provisions to total impaired assets[10]		46.4%	43.2%	40.2%	327bps	large
Total stressed exposures as a % of total committed exposures		1.37%	1.60%	1.94%	23bps	57bps
Total provisions to gross loans		67bps	73bps	80bps	(6bps)	(13bps)
Collectively assessed provisions to performing non-housing loans[11]		134bps	142bps	151bps	(8bps)	(17bps)
Mortgages 90 days past due		0.48%	0.51%	0.57%	3bps	9bps
Other consumer loans 90 days past due		1.12%	1.04%	1.30%	(8bps)	18bps
Collectively assessed provisions to credit risk weighted assets		97bps	99bps	106bps	(2bps)	(9bps)

					% Mov’t	% Mov’t

	Half Year	Half Year	Half Year	Half Year	Mar 14 -	Mar 14 -

	March 14	March 14	Sept 13	March 13	Sept 13	Mar 13

	US$	A$	A$	A$
Other Information
Total committed exposures (TCE) ($b)	782.8	844.0	809.3	768.4	4	10

For explanation of the above footnotes please see the following page.

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REPORTED RESULTS

Notes to Section 1.3:

1  Based on the average number of fully paid ordinary shares outstanding for the relevant six month period. Earnings are calculated as net profit attributable to owners of WBC.

2  Calculated as net profit attributable to owners of WBC divided by average ordinary equity (annualised).

3  Calculated as average total equity less average non-controlling interests.

4  Average total equity is the average balance of shareholders’ equity, including non-controlling interests.

5  Total equity attributable to owners of Westpac Banking Corporation after deducting goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

6  Calculated as Group operating expenses excluding impairment charges divided by Group Net operating income before operating expenses and impairment charges.

7  Calculated as the difference between the average yield on all interest earning assets and the average rate paid on all interest bearing liabilities.

8  Determined by applying the average rate of interest paid on all interest bearing liabilities to the average level of net non-interest bearing funds, including total equity as a percentage of average interest earning assets.

9  Calculated by dividing Net interest income by average interest earning assets (annualised).

10 Impairment provisions relating to impaired loans include individually assessed provisions plus the proportion of the collectively assessed provisions that relate to impaired loans.

11 Non-housing loans have been determined on a loan purpose basis.

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1.4                                       MARKET SHARE AND SYSTEM MULTIPLE METRICS

1.4.1                            Market Share

Australia	Half Year March 14	Half Year Sept 13	Half Year March 13
Banking System (APRA)[1]

Housing credit[2]	25%	25%	25%

Cards	23%	22%	22%

Household deposits	23%	23%	23%

Business deposits	20%	21%	21%

Financial System (RBA)[3]

Housing credit[2]	23%	23%	23%

Business credit	19%	18%	18%

Retail deposits[4]	21%	22%	22%

New Zealand[5,6]	Half Year March 14	Half Year Sept 13	Half Year March 13
Consumer lending	20%	20%	20%

Deposits	21%	21%	21%

Business lending	16%	16%	17%

Australian Wealth Management[7]	Half Year March 14	Half Year Sept 13	Half Year March 13
Platforms (includes Wrap and Corporate Super)	20%	20%	20%

Retail (excludes Cash)	19%	18%	19%

Corporate Super	14%	14%	14%

Funds Management - BTIM	5%	5%	5%

Wholesale - BTIM/Advance Asset Management	2%	2%	2%

Australian Life Insurance[8]	Half Year March 14	Half Year Sept 13	Half Year March 13
Life Insurance - in-force	9%	8%	8%

Life Insurance - new business	11%	10%	10%

1 Source: Australian Prudential Regulation Authority (APRA).

2 Includes securitised loans.

3 Source: Reserve Bank of Australia (RBA).

4 Retail deposits as measured by the RBA Financial system includes financial corporations deposits.

5 New Zealand comprises New Zealand banking operations.

6 Source: Reserve Bank of New Zealand (RBNZ).

7 Market Share Funds under Management/Funds under Administration based on published market share statistics from Plan for Life and Morningstar as at 31 December 2013 (for First Half 2014), as at 30 June 2013 (for Second Half 2013), and as at 31 December 2012 (for First Half 2013) and represents the addition of St.George Wealth and BT Wealth business market share at these times.

8 Source: Life Insurance – Plan for Life 31 December 2013 (for First Half 2014), 30 June 2013 (for Second Half 2013) and 31 December 2012 (for First Half 2013).

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1.4.2                            System Multiples

System refers to the overall market growth across financial institutions for a product or group of products in the relevant geographic location.

Australia	Half Year March 14	Half Year Sept 13	Half Year March 13
Banking System (APRA)[1]

Housing credit[2]	0.9	0.7	0.7

Cards[3]	1.9	n/a	0.6

Household deposits	1.0	1.3	1.2

Business deposits[3]	n/a	1.1	n/a

Financial System (RBA)[4]

Housing credit[2]	0.9	0.7	0.8

Business credit[3]	1.1	n/a	n/a

Retail deposits[3,5]	0.0	0.7	1.1

New Zealand[6,7,8]	Half Year March 14	Half Year Sept 13	Half Year March 13
Consumer lending	1.0	0.9	0.6

Deposits	1.0	0.6	1.2

1 Source: APRA.

2 Includes securitised loans.

3 n/a indicates that system growth or Westpac growth was negative, and as such system growth multiples cannot be calculated.

4 Source: RBA.

5 Retail deposits as measured by the RBA Financial system includes financial corporations deposits.

6 New Zealand comprises New Zealand banking operations.

7 Source: RBNZ.

8 System multiple calculated as a six month rolling average.

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1.5                              Risk Factors

Our business is subject to risks that can adversely impact our business, results of operations, financial condition and future performance. If any of the following risks occur, our business, results of operations, financial condition or future performance could be materially adversely affected, with the result that the trading price of our securities could decline and as a security holder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Interim Profit Announcement and our 2013 Annual Report on Form 20-F (“2013 Annual Report”) before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by failing to comply with existing laws and regulations or by changes in laws, regulations or regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand and the United States. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative power over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC), the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Australian Taxation Office (ATO). The Reserve Bank of New Zealand (RBNZ) and the Financial Markets Authority (FMA) have supervisory oversight of our New Zealand operations. In the United States we are subject to supervision and regulation by the US Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, the Commodity Futures Trading Commission (CFTC) and the U.S. Securities and Exchange Commission (SEC). In other jurisdictions in which we operate, including the United Kingdom, Asia and various Pacific countries, we are also required to comply with relevant requirements of the local regulatory bodies.

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

Compliance risk arises from these legal and regulatory requirements. If we fail to comply, we may be subject to fines, penalties or restrictions on our ability to do business. An example of the broad administrative power available to regulatory authorities is the power available to APRA under the Banking Act 1959 in certain circumstances to investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee or not to undertake transactions). Any such costs and restrictions could adversely affect our business, reputation, prospects, financial performance or financial condition.

As with other financial services providers, we face increasing supervision and regulation in most of the jurisdictions in which we operate or obtain funding, particularly in the areas of funding, liquidity, capital adequacy, conduct and prudential regulation and anti-money laundering and counter-terrorism financing. In December 2010 the Basel Committee on Banking Supervision (BCBS) announced a revised global regulatory framework known as Basel III. Basel III, among other things, increases the required quality and quantity of capital held by banks and introduces new standards for the management of liquidity risk. APRA has now incorporated much of the framework into its prudential standards.  Further details on the Basel III framework are set out in ‘Significant developments’ in this Interim Profit Announcement.

During the half year ended 31 March 2014 there were also a series of other regulatory releases from authorities in the various jurisdictions in which we operate or obtain funding proposing significant regulatory change for financial institutions. This includes global OTC derivatives reform as well as the US Dodd-Frank legislation, including the Volcker Rule promulgated thereunder, which is designed to reform the entire system for the supervision and regulation of financial firms that operate in or have a connection with the US, including foreign banks like Westpac. Other areas of proposed or potential change that could impact us include changes to accounting and reporting requirements, tax legislation, regulation relating to remuneration, consumer protection and competition legislation and bribery, privacy and data protection, anti-money laundering and counter-terrorism financing laws. In addition, further changes may occur driven by policy, prudential or political factors. The Australian Government is conducting a Financial System Inquiry with broad terms of reference. The outcomes of this Inquiry are difficult to predict but may be significant for Westpac and other Australian financial institutions. Further details on the Inquiry are set out in ‘Significant developments’ in this Interim Profit Announcement.

Regulation is becoming increasingly extensive and complex. Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach. This may result in conflicts with specific

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requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is possible that governments in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national interest and/or systemic stability.

Regulatory changes and the timing of their introduction continue to evolve and we currently manage our businesses in the context of regulatory uncertainty. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change is an increasingly important part of our strategic planning. We expect that we will be required to continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing or implement new processes to comply with the new regulations.

Regulatory change may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital as well as place restrictions on the businesses we conduct, require us to amend our corporate structure or require us to alter our product and service offerings. If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

For further information refer to ‘Significant developments’ in this Interim Profit Announcement and our 2013 Annual Report, specifically ‘Significant developments’ in Section 1 and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting standards’ in Note 1 to the financial statements.

Adverse credit and capital market conditions may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

We rely on credit and capital markets to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity in recent years. While there have been periods of stability in these markets, the environment has become more volatile and unpredictable. This has been exacerbated by the potential for sovereign debt defaults and/or banking failures which has contributed to volatility in stock prices and credit spreads.The main risks we face are damage to market confidence, changes to the access and cost of funding and a slowing in global activity or through other impacts on entities with whom we do business.

As of 31 March 2014, approximately 33% of our total funding originated from domestic and international wholesale markets, of this around 59% was sourced outside Australia and New Zealand.

A shift in investment preferences of businesses and consumers away from bank deposits towards other asset or investment classes would increase our need for funding from relatively less stable or more expensive forms of funding.

If market conditions deteriorate due to economic, financial, political or other reasons, our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain adequate funding and do so at acceptable prices, nor that we will be able to recover any additional costs.

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin selling liquid securities or we may be unable to pay our debts. Such actions may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition.

Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on movements in market rates, which have the potential to adversely affect Westpac’s liquidity.

For a more detailed description of liquidity risk, refer to the section ‘Liquidity risk’ and Note 27 to the financial statements in our 2013 Annual Report.

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Sovereign risk may destabilise financial markets adversely

Sovereign risk is the risk that foreign governments will default on their debt obligations, increase borrowings as and when required, be unable to refinance their debts as they fall due, or nationalise participants in their economy. Should one sovereign default, there could be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the global financial crisis. Such an event could destabilise global financial markets adversely affecting our liquidity, financial performance or financial condition.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

Credit ratings are independent opinions on our creditworthiness. Our credit ratings affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining high quality credit ratings is important.

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, structural considerations regarding the Australian financial system and the credit rating of the Australian Government. A credit rating downgrade could be driven by the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

Failure to maintain our current credit ratings could adversely affect our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our peers or the sector.

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

As outlined above, over recent years the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility and the negative outlook for global economic conditions. A shock to one of the major global economies could result in currency and interest rate fluctuations and operational disruptions that negatively impact the Group.

Any such market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses. These events could also result in the undermining of confidence in the financial system, reducing liquidity, impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our business, prospects, financial performance or financial condition could be adversely affected.

The nature and consequences of any such event are difficult to predict and there can be no certainty that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand or other asset markets, including equity, residential and commercial property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices also impact our wealth management business. Earnings in our wealth management business are, in part, dependent on asset values because we typically receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this business.

Declining asset prices could also impact customers and counterparties and the value of security (including residential and commercial property) we hold against loans and derivatives which may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts profitability.

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Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, business and consumer sentiment, levels of employment, interest rates and trade flows in the countries in which we operate.

We conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in Australian and New Zealand housing valuations could adversely impact our home lending activities because borrowers with loans in excess of their property value may show a higher propensity to default and in the event of defaults our security would be eroded, causing us to incur higher credit losses, and the demand for our home lending products may decline due to buyer concerns about further market declines.

Adverse changes to the economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and our customers. In particular, due to the current relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth could negatively impact the Australian economy. Changes in economic conditions could in turn result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition

Credit risk is a significant risk and arises primarily from our lending and derivatives activities. The risk arises from the possibility that some customers and counterparties will be unable to honour their obligations to us, including the repayment of loan principal and interest.

We hold provisions for credit impairment based on current information. If economic conditions deteriorate, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and could adversely affect our liquidity, capital resources, financial performance or financial condition.

Credit risk also arises from certain derivative contracts we enter into and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, governments and government bodies the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets.

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 27 to the financial statements in our 2013 Annual Report.

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also adversely affect us by diverting business to our competitors or creating pressure to lower margins.

Increased competition for deposits could also increase our cost of funding and lead us to access other types of funding. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on more expensive or less stable forms of funding, or reduce lending.

We are also dependent on our ability to offer products and services that match evolving customer preferences. If we are not successful in developing or introducing new products and services or responding or adapting to changes in customer preferences and habits, we may lose customers to our competitors. This could adversely affect our business, prospects, financial performance or financial condition.

For more detail on how we address competitive pressures refer to ‘Competition’ in Section 1 in our 2013 Annual Report.

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We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. If we were to suffer substantial losses due to any market volatility it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section in our 2013 Annual Report.

We could suffer losses due to operational risks

Operational risk is the risk of loss arising from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic and reputational risk. It also includes, among other things, technology risk, model risk and outsourcing risk. As a financial services organisation we are exposed to a variety of operational risks.

We are also highly dependent on the conduct of our employees, contractors and external service providers. We could, for example, be adversely affected in the event of human error, inadequate or failed processes or if an employee, contractor or external service provider engages in fraudulent conduct. We could incur losses from incorrect or fraudulent payments and settlements. We could also incur losses from an unintentional or negligent failure to meet a professional obligation to specific clients, including fiduciary and suitability requirements, or from the nature or design of a product. These may include client, product and business practice risks such as product defects and unsuitability, market manipulation, insider trading, misleading or deceptive conduct, and inadequate or defective financial advice. While we have policies and processes to minimise the risk of human error and employee, contractor or external service provider misconduct, these policies and processes may not always be effective.

Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing and minimising fraud fail, or are ineffective, they could lead to loss which could adversely affect our business, prospects, reputation, financial performance, or financial condition.

Entities within the Group may be involved from time to time in legal proceedings arising from the conduct of their business. The Group’s material contingent liabilities are described in Note 23 to the financial statements. There is a risk that these contingent liabilities may be larger than anticipated or that additional litigation or other contingent liabilities may arise.

As a financial services organisation, Westpac is heavily reliant on the use of models in the conduct of its business. We are therefore exposed to model risk, being the risk of loss arising because of errors or inadequacies in a model, or in the control and use of the model.

Westpac relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failure by these suppliers to deliver services as required could disrupt services and adversely impact Westpac’s operations, profitability or reputation.

Operational risks could impact on our operations or adversely affect demand for our products and services. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section in our 2013 Annual Report.

We could suffer losses due to security breaches or technology failures

The reliability and security of our information and technology infrastructure are crucial in maintaining our banking applications and processes. There is a risk that our information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control.

The proliferation of new technologies, the increasing use of the internet and telecommunications to conduct financial transactions and the growing sophistication and activities of organised crime have resulted in increased information security risks for major financial institutions such as Westpac.

While Westpac has systems in place to detect and respond to cyberattacks, there can be no assurance that we will not suffer losses from cyberattacks or other information security breaches in the future.

Our operations rely on the secure processing, storage and transmission of information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement significant measures to protect the security and confidentiality of our information, there is a risk that the computer systems, software and

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networks on which we rely may be subject to security breaches, unauthorised access, malicious software, external attacks or internal breaches that could have an adverse impact on our confidential information or that of our customers and counterparts. Any such security breach could result in regulatory enforcement actions, reputational damage and reduced operational effectiveness. Such events could subsequently adversely affect our business, prospects, financial performance or financial condition.

Our risk and exposure to such threats remains heightened because of the evolving nature of technology, Westpac’s prominence within the financial services industry and our plans to continue to improve and expand our internet and mobile banking infrastructure.

We continue to seek to strengthen and enhance our cybersecurity systems and investigate or remediate any information security vulnerabilities, investing additional resources as required to counter new and emerging threats as they continue to evolve.

Security breaches or cyberattacks on Westpac’s networks, systems or devices could result in the loss of customers and business opportunities, theft of intellectual property, significant disruption to Westpac’s operations and business, misappropriation of Westpac’s confidential information and/or that of our customers, damage to Westpac’s computers or systems and/or those of our customers, reputational damage and claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance, or financial condition.

Further, our ability to develop and deliver products and services to customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. Failure to implement these projects or manage associated change effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability or reputational damage. In turn, this could place us at a competitive disadvantage and adversely affect our financial performance.

We could suffer losses due to failures in risk management strategies

We have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and manage the risks to which we are subject, including liquidity risk, credit risk, market risk (such as interest rate, foreign exchange and equity risk), compliance risk, conduct risk and operational risk; all of which may impact the Group’s reputation.

However, there are inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified.

If any of our risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our business, prospects, financial performance or financial condition.

For a discussion of our risk management procedures, refer to the ‘Risk management’ section in our 2013 Annual Report.

We could suffer losses due to insurance risk

We have exposure to insurance risk in our life insurance and general insurance businesses, which may adversely affect our business, operations and financial condition.

Insurance risk is the risk of loss due to increases in policy benefits paid to customers arising from variations in the incidence or severity of insured events.

In the life insurance business, insurance risk arises primarily through mortality (death) and morbidity (illness and injury) risks being greater than expected.

In the general insurance business, insurance risk arises mainly through environmental factors (including floods and bushfires) and other calamities, such as earthquakes, tsunamis and volcanic activity, as well as general variability in home, contents, motor, travel and other insurance claim amounts. Further details on environmental risk factors are discussed below.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake or pandemic) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In

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addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets.

The risk of loss due to environmental factors is also relevant to our insurance business. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for such events may not be adequate to cover actual claims that may arise, which could adversely affect our business, prospects, financial performance or financial condition.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

Reputation risk arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our current and planned activities, performance and behaviours.

There are various potential sources of reputational damage, including failure to effectively manage risks in accordance with our risk management frameworks, potential conflicts of interest, pricing policies, failure to comply with legal and regulatory requirements, environmental, social and ethical issues, engagement and conduct of external suppliers, failure to comply with money laundering laws, trade sanctions and counter-terrorism finance legislation or privacy laws, litigation, failure of information security systems, improper sales and trading practices, failure to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures and security breaches. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of customers, suppliers and other counterparties.

Failure to appropriately address issues that could or do give rise to reputational risk could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or remediation costs, or harm our reputation among customers, investors and the marketplace. This could lead to loss of business which could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses due to impairment to capitalised software, goodwill and other intangible assets that may adversely affect our business, operations and financial condition

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 31 March 2014, Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

Westpac is required to assess the recoverability of the goodwill balances on at least an annual basis. For this purpose Westpac uses either a discounted cash flow or a multiple of earnings calculation. Changes in the assumptions upon which the calculation is based, together with expected changes in future cash flows, could materially impact this assessment, resulting in the potential write-off of part or all of the goodwill balances.

Capitalised software and other intangible assets are assessed for indicators of impairment at least annually or on indication of impairment. In the event that an asset is no longer in use, or that the cash flows generated by the asset do not support the carrying value, an impairment will be recorded, adversely impacting the Group’s financial condition.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary we underwrite listed and unlisted debt and equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of heightened market volatility.

Certain strategic decisions may have adverse effects on our business

Westpac, at times, evaluates and may undertake strategic decisions which may include business expansion. The expansion or integration of a new business can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks. These decisions may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, engagement with regulators, financial performance or financial condition.

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2.0                              REVIEW OF GROUP OPERATIONS

Section 2 Review of Group Operations focuses on our Group results and key drivers for movements, with reference to our significant divisions. For more detailed commentary at the division level, refer to Section 3 Divisional Results.

2.1                             Performance Overview

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t
$m	March 14 US$	March 14 A$	Sept 13 A$	March 13 A$	Mar 14- Sept 13	Mar 14- Mar 13
Net interest income	6,158	6,639	6,529	6,292	2	6
Non-interest income	2,922	3,151	2,896	2,878	9	9
Net operating income before operating expenses and impairment charges	9,080	9,790	9,425	9,170	4	7
Operating expenses	(3,891)	(4,195)	(4,043)	(3,933)	(4)	(7)
Profit before impairment charges and income tax expense	5,189	5,595	5,382	5,237	4	7
Impairment charges	(316)	(341)	(409)	(438)	17	22
Profit before income tax	4,873	5,254	4,973	4,799	6	9
Income tax expense	(1,479)	(1,595)	(1,470)	(1,477)	(9)	(8)
Profit for the period	3,394	3,659	3,503	3,322	4	10
Profit attributable to non-controlling interests	(35)	(37)	(39)	(35)	5	(6)
Net profit attributable to owners of Westpac Banking Corporation	3,359	3,622	3,464	3,287	5	10

Net profit attributable to owners of Westpac Banking Corporation was $3,622 million, a 10% rise on First Half 2013 and a 5% rise over Second Half 2013.  The result was driven by a 4% increase in Profit before impairment charges and income tax expense and a further improvement in asset quality that contributed to a decline in impairment charges.

Net profit attributable to owners of Westpac Banking Corporation of $3,622 million for First Half 2014 translated to Earnings per share of 116.8 cents, up 10% on First Half 2013 and up 4% on Second Half 2013.  The return on average ordinary equity for First Half 2014 was 15.82%, 78 basis points higher than First Half 2013.

The Group also delivered significant strategic progress over the half including: completing major milestones on key strategic investments, further enhancing customer service through new digital technologies and improving operating momentum by tilting the organisation to growth.

Key strategic capabilities delivered included:

■     Westpac Retail & Business Banking (Westpac RBB) implemented its new online and mobile platform, with customers now migrating onto the system and benefiting from its state of the art capabilities;

■     Launched the first stage of the Group’s new wealth administration platform called ‘Panorama’ with the cash hub ‘BT Cash’ now operational;

■     Continued the reconfiguration of the distribution network including the completion of 71 new innovative branches, the further roll-out of an enhanced model for supporting small and medium business customers called Business Connect in St.George and Connect Now in Westpac RBB;

■     Completed the acquisition of selected assets of Lloyds Banking Group’s Australian businesses (Lloyds).  The business is performing as anticipated and integration is progressing to plan; and

■     Further expansion in Asia including the granting of a General Derivatives License for the Group’s China branches, employing more people on the ground and boosting trade volumes. Revenues in the region were up 40%.

Digitisation is changing the face of financial services as customers choose to conduct more activity online and via self-service channels.  In addition to the above strategic investments, the Group has continued the implementation of a range of services that will further improve the experience for customers.  Some of these have included:

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■     Establishing alliances with some of the biggest banks globally, to effectively deliver the world’s largest ATM network of over 50,000 machines.  The alliances have been supported by a Global ATM finder app to make it easier for customers to withdraw funds around the world at no cost1;

■     Creating more 24/7 locations, enabling customers to bank anywhere anytime using Smart2 ATMs. Westpac increased the number of Smart ATMs across Australia and New Zealand in the half, to around 730;

■     A more advanced merchant terminal fleet with WiFi and 3G capability that provides greater functionality and flexibility for businesses, is being progressively rolled out; and

■     Continuing to deliver more online and mobile solutions to better meet customer needs including: account opening and approval, simplifying common inquiries and ensuring apps are available across the major mobile platforms (Apple iOS, Android and Windows 8).

The Group continues to focus on building a sustainable company with key highlights including:

■     Ranked number one in the 2014 Global 100 most sustainable corporations in the world by Corporate Knights, announced at World Economic Forum in January 2014;

■     Maintaining employee engagement above the global high performing norm; and

■     Further enhancing workforce flexibility and diversity including increasing the proportion of women in leadership to 43%.

Last year, Westpac indicated that after 6 years of strengthening the balance sheet across all dimensions, it was appropriate to tilt the organisation to growth while maintaining the strength, productivity and risk disciplines that have been a hallmark of the company.  In First Half 2014 that approach has started delivering benefits including an uplift in Australian mortgage and personal lending growth relative to system.  At the same time, solid growth in target areas has continued including Asian trade finance, Bank of Melbourne, household deposits, wealth and insurance.  Customer numbers continue to increase, benefiting from the differentiated proposition of the Group’s retail brands and customer relationships have strengthened with MyBank customers increasing 2%.

Dividends

The Board has determined an interim dividend of 90 cents, fully franked, up 4 cents or 5% on the First Half 2013 interim dividend and 2 cents higher than the Second Half 2013 final dividend.  Dividends for First Half 2014 represent a payout ratio of 77.1%.

Following payment of the interim dividend, the Group’s franking credit balance is $315 million.

Westpac will neutralise the impact of the dividend reinvestment plan on the share count.

Achieving balanced outcomes

Central to the Group’s strategy has been the delivery of balanced outcomes across Growth / Return/ Productivity/ Strength.  Westpac believes that to achieve sustainable returns it is important to concurrently focus on all elements of value in managing the business, and to fully consider the inherent trade-offs.  In First Half 2014 this balance was maintained with good outcomes delivered across each element.

Growth

Westpac’s balance sheet experienced improving momentum in First Half 2014 with lending relative to system steadily improving over the half and household deposit growth remaining robust.  Loans increased 5% since September 2013 with major contributors including:

■                Acquisition of Lloyds added $7.6 billion in business and personal loans;

■                Growth in Australian mortgages of $9.5 billion, up 3%;

■                Growth in Asian trade finance up $2.4 billion; and

■                Other personal lending in Australia was up $0.9 billion or 5%.

Customer deposit growth was concentrated in the household segment with customer preferences seeing a shift to at call and transaction accounts at the expense of term deposits.  Business deposit growth was more modest as the Group focused on relationship-based deposits that contribute positively to the liquidity coverage ratio (LCR).

1      No foreign bank withdrawal fee.

2      A Smart ATM has enhanced features including: cash/coin deposits that are immediately credited to a customer’s account; cheque deposits (with a receipt that includes the cheque image).

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In addition to the improving momentum in lending, the Group has maintained its profile in wealth management and insurance with an increase in funds under management (FUM) and funds under administration (FUA) balances and double digit growth in insurance gross written premiums.

Return

Westpac maintained its focus on enhancing returns with the return on average ordinary equity rising to 15.82% for the First Half 2014.

In seeking to enhance returns, the Group has:

■                Remained disciplined in managing margins with margins down 5 basis point compared to Second Half 2013, and down 4 basis points over First Half 2013. Margins were a little higher in AFS (up 2 basis points) although in the institutional business intensified competition contributed to lower margins. The competitive environment combined with a switch to fixed rate mortgages has contributed to lower margins in New Zealand;

■                Continued to focus on deepening customer relationships by progressively embedding the MyBank (customers who hold a number of products with the bank including an active transaction account) approach across all brands.  The Group has seen a further rise in products per customer and the Group’s sector leading wealth penetration; and

■                Further enhanced its capital allocation methodology leading to more capital allocated to divisions.

In other measures of shareholder value, net tangible assets per share increased to $11.13.

Productivity

Productivity has remained a key focus for the Group and $102 million in new efficiency savings were realised in First Half 2014.  Key productivity achievements over First Half 2014 included:

■                Delivery of $72 million in savings from the Group’s broad productivity and simplification programs;

■                Simplifying product offerings with a 5% decline in the number of products for sale; and

■                In New Zealand, new digital technologies are improving distribution efficiency including a material uplift in transactions conducted via Smart ATMs and transactions resolved online or via mobile devices.

These efficiency gains have enabled the Group to maintain its investment program and support the elevated regulatory and compliance spending of $155 million in First Half 2014.

The Group’s expense to income ratio was 42.8%, down 5 basis points since Second Half 2013 and down 4 basis points over the prior corresponding period.

Strength

Westpac’s balance sheet remained strong across all dimensions. The Group’s common equity tier 1 capital ratio was 8.8% at 31 March 2014 which continues to lead the sector and is comfortably above regulatory requirements.  The ratio was 28 basis points lower than 30 September 2013, principally due to the acquisition of Lloyds which utilised 37 basis points of capital.

Asset quality further improved over First Half 2014 with stressed assets to total committed exposures declining 23 basis points. Stressed assets are now 57% lower than their peak in 2010 and are approaching pre-Global Financial Crisis (GFC) levels.  The decline has been due to the continued work-out and refinance of stressed facilities combined with a reduction in the emergence of new stressed assets.  Within stressed assets, impaired facilities have also declined with impaired assets representing 0.51% of the portfolio, down from 0.67% at 30 September 2013.

Consumer asset quality has similarly remained sound with mortgage 90+ day delinquencies 3 basis points lower compared to 30 September 2013 and 9 basis points lower than 31 March 2013.

Provisioning cover has also been maintained with individually assessed provisions (IAPs) to impaired assets at 46.4% at 31 March 2014, up from 43.2% at 30 September 2013.  The ratio of collectively assessed provisions (CAPs) to credit risk weighted assets was 97 basis points. Economic overlays were slightly higher over the half.

The general reserve for credit loss (GRCL) adjustment was $92 million at 31 March 2014 up from $83 million at 30 September 2013 mostly reflecting the Group’s strong provision coverage.

The Group’s funding mix has remained strong with the stable funding ratio at 83% and the customer deposit to loan ratio of 68.9%.  The customer deposit to loan ratio is in line with 31 March 2013 levels however it is lower than at 30 September 2013, as the acquisition of the Lloyds business increased lending $7.6 billion but added little to deposit balances.  The Lloyds acquisition, along with a lift in loan growth led the Group to raise $19.7 billion in term wholesale borrowing over the half with an average maturity of 4.9 years.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

Liquid assets remain at $127 billion and are sufficient to cover all outstanding short term wholesale funding.

Financial Performance Summary

First Half 2014 – Second Half 2013

Net profit attributable to owners of Westpac Banking Corporation in First Half 2014 of $3,622 million was 5% higher compared to Second Half 2013. The increase was due to a 4% increase in profit before impairment charges and income tax expense and a 17% decrease in impairment charges.  The $213 million rise in profit before impairment charges and income tax expense was due to a 4% rise in net operating income before operating expenses and impairment charges and a 4% rise in operating expenses.

Net interest income increased 2% with improving operating momentum contributing to a 5% rise in average interest-earning assets.  Net interest margins decreased 5 basis points to 2.09%.  The decrease in net interest margin reflects increased competition in mortgages and customer preferences for fixed rate mortgages, although this was partly offset by improved deposit spreads and lower wholesale funding costs, including from the maturity of high cost Government-guaranteed funding.

Loan growth of 5% (4% excluding Lloyds) was mostly due to a rise in Australian housing lending, increase in consumer lending, especially credit cards and a further pick up in trade finance, particularly in Asia.  Lloyds contributed $7.6 billion to lending in First Half 2014.  Australian business lending was higher with a rise in institutional lending and growth in SME partially offset by a fall in commercial loans.  New Zealand lending increased 3% (in NZ$) over the last six months, mostly in housing.

Customer deposits increased $6.3 billion up 2% with growth in Australian household deposits, particularly at call accounts. This was offset by lower institutional and treasury deposits as the Group chose not to compete as vigorously for deposits that are of less value to the Liquidity Coverage Ratio (LCR).  New Zealand customer deposits rose 4% (in $NZ) with growth in online and transaction accounts.

The 9% increase in non-interest income reflected improved fee income from increased lending activity, increased cards income, good customer flows lifting markets income and a contribution from wealth and insurance including higher performance fees.  These gains were partially offset by higher insurance claims and an $88 million reduction in revenue associated with the prior exit of one of the listed Hastings funds.

Operating expenses continued to be well managed over the prior period rising 4% (up 3% excluding foreign exchange translation and Lloyds) with $102 million in productivity savings assisting to offset increased investment costs including the expansion of the Bank of Melbourne network, increased investment in mobile technologies, expansion in Asia and the rollout of new format branches.

A further improvement in asset quality contributed to a $68 million reduction in impairment charges, with all major divisions contributing to the improvement.

The effective tax rate increased to 30.4%, or 80 basis points.

First Half 2014 – First Half 2013

Net profit attributable to owners of Westpac Banking Corporation in First Half 2014 were $335 million higher than First Half 2013, a rise of 10%.  The increase was due to profit before impairment charges and income tax expense growth of 7% combined with a 22% reduction in impairment charges.

Net interest income was 6% higher over the prior corresponding period with a 7% rise in average interest-earning assets partially offset by a 4 basis point decline in margins.  The decrease in net interest margin is due to asset margin pressure, lower returns from capital and impact of higher liquid assets, partly offset by lower wholesale funding costs.

Lending increased 8% (7% excluding Lloyds) over the year with Australian mortgages continuing to be the main source of growth.  Excluding Lloyds, Australian business lending was flat and overseas lending was boosted by Asian trade finance.  Customer deposits rose 8% or $29.3 billion with household savings and transaction accounts generating the majority of growth.  Term deposits and treasury deposits were lower over the prior corresponding period.

Non-interest income increased 9% compared to First Half 2013 with a significant uplift in wealth and insurance earnings and improved customer flows lifting markets income.  Operating expenses rose 7% (up 4% excluding foreign exchange translation impact and Lloyds) with productivity savings partially offsetting increased investment costs and higher compliance spending.

A further improvement in quality of the credit portfolio contributed to a $97 million reduction in impairment charges with all major divisions contributing to the result.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

Divisional Net Profit after Tax (NPAT) Summary1

Summary of Business Units

Westpac Retail and Business Banking NPAT increased $109 million (10%) due to higher revenue growth and lower impairment charges.

St.George Banking Group’s NPAT increased $86 million (14%) due to higher revenue growth and lower impairment charges.

BT Financial Group (Australia) NPAT increased $75 million (21%) due to increased contribution from the Funds Management and Insurance businesses.

Westpac Institutional Bank NPAT decreased $33 million (4%) due to gains on the exit of Hastings listed fund business not repeated, higher operating expenses partially offset by increased impairment benefits.

Westpac New Zealand NPAT increased $97 million (33%) due to lower impairment charges.

Westpac Pacific NPAT increased $1 million (2%) due to higher income, partially offset by increased operating expenses and impairment charges.

Group Businesses NPAT remained flat.

1 The NPAT graph illustrates the movements in NPAT for each division in both $ value and %.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

2.2                                       Review of Reported Results

2.2.1                            Net Interest Income

First Half 2014 - Second Half 2013

Net interest income increased by $110 million or 2% compared to Second Half 2013. The increase was due to a $27.5 billion or 5% increase in average interest earning assets (AIEA), partially offset by one less interest earning day and a 5 basis point contraction in net interest margins compared to Second Half 2013. AIEA growth reflected loan growth of $17.9 billion which included $3.9 billion relating to NZ foreign currency translation and $3.8 billion from the acquisition of Lloyds.  Additionally, average liquid assets holdings were $6.7 billion higher, and market inventory increased $2.5 billion.

First Half 2014 – First Half 2013

Net interest income increased by $347 million, or 6% compared to First Half 2013. The increase was due to a $44.1 billion or 7% increase in average interest earning assets, partially offset by a 4 basis point contraction in net interest margins.  AIEA growth reflected loan growth of $28.1 billion which included $7.1 billion relating to NZ foreign currency translation and $3.8 billion from the acquisition of Lloyds. Additionally, average liquid assets holdings were $12.8 billion higher, and market inventory increased $3.1 billion.

Loans1

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 14-	Mar 14-
$m	2014	2013	2013	Sept 13	Mar 13
Australia	490,959	471,115	464,681	4	6
Housing	338,036	328,532	321,938	3	5
Personal (loans and cards)	20,524	17,142	17,011	20	21
Business	133,197	126,320	126,718	5	5
Margin lending	2,038	2,041	2,168	-	(6)
Other (including provisions)	(2,836)	(2,920)	(3,154)	3	10

New Zealand (A$)	59,636	55,094	48,443	8	23

New Zealand (NZ$)	63,604	62,038	60,371	3	5
Housing	38,669	37,596	36,552	3	6
Personal (loans and cards)	1,786	1,728	1,709	3	5
Business	23,493	23,142	22,614	2	4
Other (including provisions)	(344)	(428)	(504)	20	32

Other overseas	13,974	9,955	8,006	40	75

Total loans	564,569	536,164	521,130	5	8

First Half 2014 – Second Half 2013

Total loans were $28.4 billion or 5% higher than Second Half 2013. Excluding foreign exchange translation impacts, total loans increased $25.1 billion or 5% reflecting the Lloyds acquisition and good growth in new lending, particularly in housing.

Key features of total loan growth were:

■     Improved momentum in Australian housing loans, increasing $9.5 billion or 3%. New lending increased 12% in the half although this was partially offset by higher run-off2. Growth in fixed rate lending continued with fixed rate loans now comprising 21% of the portfolio compared to 19% in Full Year 2013;

■     Australian personal loans and cards increased $3.4 billion or 20% reflecting the acquisition of the $2.5 billion Lloyds auto finance portfolio; growth in St.George auto finance; and above system3 growth of 4% in credit cards;

■     Australian business lending increased $6.9 billion or 5% mostly reflecting the acquisition of the $5.1 billion of Lloyds equipment finance portfolio and increased lending in WIB. Westpac RBB increased 1% while the St.George portfolio continued to see higher levels of run-off particularly in stressed exposures;

■     Other overseas lending grew $4.0 billion mostly from growth in trade finance to customers in Asia; and

1 Period end loan balances.

2 Refer Glossary for definition.

3 Source: APRA.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

■     New Zealand lending increased NZ$1.6 billion or 3%. Growth was primarily in housing, which was ahead of system1 and weighted towards fixed rate loans. Business lending also grew above system with growth primarily in term finance.

First Half 2014 – First Half 2013

Total loans were $43.4 billion or 8% higher than First Half 2013. Excluding foreign exchange translation impacts, total loans increased $33.3 billion or 6%.

Key features of total loan growth were:

■                Australian housing loans increased $16.1 billion or 5%. Momentum improved across all brands with both higher applications and increased drawn balances compared to First Half 2013;

■                Australian personal loans and cards increased $3.5 billion or 21% reflecting Lloyds auto finance acquisition;  growth in St.George auto finance; and growth in St.George credit cards;

■                Australian business loans increased $6.5 billion or 5% driven by the acquisition of Lloyds’ equipment finance business and increased corporate loans in WIB. New lending was higher in Westpac RBB and St.George by 15% and 18% respectively, with portfolio growth impacted by continued elevated run off particularly in St.George;

■                The increase in other overseas loans of $6.0 billion reflected growth in trade finance lending to customers in Asia; and

■                New Zealand loan growth of NZ$3.2 billion or 5%, from above system mortgage growth (predominantly fixed rate lending) and a rise in corporate lending.

Deposits and other borrowings2

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 14-	Mar 14-
$m	2014	2013	2013	Sept 13	Mar 13
Customer deposits
Australia	329,369	327,594	312,010	1	6
At call	178,755	175,102	160,885	2	11
Term	127,447	132,028	132,768	(3)	(4)
Non-interest bearing	23,167	20,464	18,357	13	26

New Zealand (A$)	45,344	41,428	36,142	9	25

New Zealand (NZ$)	48,359	46,648	45,032	4	7
At call	20,420	18,488	17,440	10	17
Term	24,481	24,889	24,335	(2)	1
Non-interest bearing	3,458	3,271	3,257	6	6

Other overseas (A$)	14,178	13,610	11,458	4	24

Total customer deposits	388,891	382,632	359,610	2	8

Certificates of deposit	48,514	41,850	43,796	16	11
Australia	32,047	29,286	28,029	9	14
New Zealand (A$)	1,225	1,362	831	(10)	47
Other overseas (A$)	15,242	11,202	14,936	36	2

Total Deposits and other borrowings	437,405	424,482	403,406	3	8

1  Source: RBNZ.

2  Period end deposit balances.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

First Half 2014 – Second Half 2013

Total deposits and other borrowings were $12.9 billion or 3% higher than Second Half 2013.  Excluding the impact of foreign exchange translation impacts, total deposits increased $10.2 billion.

Total customer deposits were $6.3 billion or 2% higher than Second Half 2013. Growth was weighted to household deposits with growth of 4.1%, which matched system1 growth. Business deposit growth was lower, particularly in financial institution deposits as the Group focused on sources of funds which were more efficient for liquidity and regulatory purposes.

Key features of customer deposit growth were:

■     Australian customer deposits increased $1.8 billion or 1%, with growth weighted to at call consumer savings and corporate working capital accounts. AFS transaction account balances were 3% higher in the half, mostly in consumer;

■     Customers continued to direct funds to mortgage offset accounts, which was the primary reason for growth in Australian non-interest bearing deposits growth; and

■     New Zealand customer deposits increased NZ$1.7 billion or 4% with growth predominantly in online and transaction accounts offset by a decline in term deposits.

Certificates of deposit increased $6.7 billion or 16%, reflecting an increase in short term wholesale to assist funding growth in trade finance.

First Half 2014 – First Half 2013

Total deposits and other borrowings were $34.0 billion or 8% higher compared to First Half 2013. Excluding foreign exchange translation impacts, total deposits increased $25.7 billion.

The growth in customer deposits of $29.3 billion (8%) was supported by consumer preferences for bonus saver deposits and above system growth in household deposits. This change in preferences for at call deposits contributed to a fall in term deposit balances.

Key features of customer deposit growth were:

■                Australian customer deposits increased $17.4 billion or 6%, reflecting growth in household deposits; and

■                New Zealand customer deposits increased NZ$3.3 billion or 7%, predominantly reflecting strong growth in consumer online deposits.

Certificates of deposit were $4.7 billion higher reflecting an increase in short term wholesale to fund growth in trade finance.

1  Source: APRA.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

Margins

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 14-	Mar 14-
$m	March 14	Sept 13	March 13	Sept 13	Mar 13
Net interest income	6,639	6,529	6,292	2	6
Average interest-earning assets	635,657	608,153	591,539	5	7
Group net interest margin	2.09%	2.14%	2.13%	(5bps)	(4bps)

First Half 2014 – Second Half 2013

Group net interest margin was 2.09% for First Half 2014, a 5 basis point decrease from Second Half 2013.

The components of the 5 basis point decline were:

■                7 basis point decrease from asset spreads. Mortgages were the primary drivers of the reduction, with spreads lower in both Australia and New Zealand due to competition for new lending and customer preference for lower spread fixed rate mortgages.  Business and institutional spreads were also lower in the half;

■                3 basis point decline from lower Treasury and Markets income; and

■                1 basis decline from holding higher levels of liquid assets ($6.7 billion higher).

These impacts were partially offset by:

■                4 basis point increase from customer deposit impacts, reflecting improved term deposit spreads, offset by a lower hedging benefit on low interest deposits. Whilst headline rates reduced in the half, take up of bonus rate offers remained high, particularly with online savings products;

■                2 basis point improvement from lower wholesale funding as pricing for new longer term senior issuances was lower relative to maturing wholesale funding; and

■                The impact of lower returns on capital balances was less than a basis point.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

First Half 2014 – First Half 2013

Group net interest margin was 2.09% for First Half 2014, a 4 basis point decline from First Half 2013.

The components of the decline in the margin were:

■                4 basis point decline from asset spreads. The decrease was attributable to compression across the institutional and business lending portfolio, including the mix impacts from run-down in stressed assets and growth in lower spread and trade finance. Mortgage spreads were little changed relative to First Half 2013 with the benefit from reduced short term funding costs offset by lower spreads from customer preference for fixed rate mortgages;

■                3 basis point decline from holding higher average levels of liquid assets ($12.8 billion higher);

■                3 basis point decline from lower Treasury and Markets income.  This reflected lower returns from the management of the liquids portfolio and balance sheet management in Treasury, following a particularly strong performance in First Half 2013; and

■                2 basis point decline from lower returns on capital balances as hedge rates reduced over the 12 months.

These impacts were partially offset by:

■                6 basis point increase from lower wholesale funding costs.  This reflected lower senior debt costs as pricing for new long term senior issuance was lower than maturing deals, many of which were originated during the GFC. Additionally, costs were higher in First Half 2013 due to the buy-back of certain government guaranteed debt.  In undertaking the buy-back a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially incurred; and

■                2 basis point increase from customer deposit impacts, mostly from improved term deposit spreads. This was partially offset by a lower hedging benefit on low interest deposits and spread contraction in working capital balances following repricing.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

2.2.2                            Non-Interest Income

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 14-	Mar 14-
$m	March 14	Sept 13	March 13	Sept 13	Mar 13
Fees and commissions	1,458	1,393	1,330	5	10
Wealth management and insurance income	1,102	1,026	918	7	20
Trading income	546	552	517	(1)	6
Other income	45	(75)	113	160	(60)
Total Non-interest income	3,151	2,896	2,878	9	9

First Half 2014 – Second Half 2013

Non-interest income increased $255 million or 9% compared to Second Half 2013 reflecting higher wealth management and insurance income and higher fees and commissions income. Lloyds businesses contributed $21 million to non-interest income in First Half 2014.

Fees and commissions

The $65 million increase in fees and commissions was driven by higher credit card and interchange fee income of $32 million, driven by Westpac Black credit card as well as increased loyalty points redemptions and higher undrawn line fees and income from trade finance to WIB customers of $22 million.

Wealth management and insurance income

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Mar 14-	Mar 14-
$bn	2014	2013	2013	Sept 13	Mar 13
Funds Under Management (FUM)
BT	71.4	66.5	57.2	7	25
Advance Asset Management	10.7	9.7	8.5	10	26
Westpac Institutional Bank	6.6	6.0	7.4	10	(11)
New Zealand	4.6	3.9	3.3	18	39
Group FUM	93.3	86.1	76.4	8	22

Funds Under Administration (FUA)
BT	72.9	69.7	62.7	5	16
Asgard	33.9	33.0	32.8	3	3
New Zealand	1.4	1.2	1.0	17	40
Group FUA	108.2	103.9	96.5	4	12
Total FUM/FUA	201.5	190.0	172.9	6	17

Wealth management and insurance income increased $76 million or 7% compared to Second Half 2013 mainly due to higher FUM/FUA related income and higher performance fee income.

Major factors impacting the higher wealth management and insurance income were:

■     Higher performance fee income of $47 million. First Half 2014 results included $105 million of BTIM fees. Second Half 2013 included $54 million of performance fees associated with the sale of Hastings listed infrastructure funds;

■     FUM/FUA related income increased $44 million or 9% due to both positive net flows and improved investment markets;

-      Group FUM increased $7.2 billion, or 8%, reflecting positive inflows in the BT Wholesale portfolios, and strong investment markets;

-      Group FUA increased $4.3 billion, or 4%, reflecting positive inflows to the BT Wrap Platforms and Corporate Super Portfolios and the benefit of stronger asset markets;

■     General Insurance income decreased $12 million reflecting higher claims. Claims increased ($29 million) compared to Second Half 2013, partly offset by 7% growth in net premiums; and

■     Life insurance income decreased $3 million reflecting lower distribution income from unit trusts partly offset by growth in premium income.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

Trading income

Trading income decreased $6 million or 1% compared to Second Half 2013. Foreign Exchange and commodities trading and sales income increased in First Half 2014 however this was more than offset by the impact of Credit Value Adjustment (CVA). First Half 2014 CVA was a benefit of $3 million compared to a benefit of $67 million in Second Half 2013.

Other income

Other income increased $120 million compared to Second Half 2013 and reflects impact of gain on the sale of Visa shares of $43 million, hedging future Westpac New Zealand earnings of $32 million and hedging of foreign operations of $29 million. Lloyds added $12 million of rental income on operating leases in First Half 2014.

First Half 2014 – First Half 2013

Non-interest income was $273 million or 9% higher than First Half 2013 reflecting higher wealth management and insurance income and higher fees and commissions income and a small increase in trading income.

Fees and commissions

The $128 million, or 10% increase in fees and commissions was driven by higher cards income in Australia ($48 million), higher business lending fee income and an increase in institutional fee income. Growth in cards income included higher credit card interchange fees from increased customer spending, and benefit from launching the new Westpac black credit card. Higher loyalty point redemption income also contributed.

Wealth management and insurance income

Wealth management and insurance income increased $184 million or 20% compared with First Half 2013 mainly due to higher FUM/FUA related income and higher performance fee income.

Major factors impacting the higher wealth management and insurance income were:

■     FUM/FUA related income increased $69 million or 14% with the benefit from positive net flows and improved investment markets. Asset markets were stronger over the half, including the ASX 200 average which increased by 13% over the half

-   Group FUM increased $16.9 billion, or 22%, due to strong markets and positive inflows in the BT wholesale portfolios;

-   Group FUA increased $11.7 billion, or 12%, due to strong inflows in the BT Wrap and Corporate Super Portfolios and strong markets;

■     Higher performance fee income of $55 million. BTIM fees increased $81 million compared to First Half 2013. First Half 2013 included $26 million of performance fees associated with the sale of Hastings listed funds;

■     General Insurance income increased $30 million as a result of an increase in premiums and lower claims; and

■     Life Insurance income increased $24 million reflecting higher premiums income and lower claims.

Trading income

Trading income was $29 million or 6% higher than First Half 2013 reflecting growth in Foreign Exchange and commodities income in WIB and Westpac Pacific, partially offset by lower Debt Markets trading and sales income. CVA in First Half 2014 was a benefit of $3 million compared to a benefit of $21 million in First Half 2013.

Other income

Other income decreased $68 million or 60% compared to First Half 2013 mainly reflecting the impact of hedging New Zealand earnings $56 million and hedging of foreign operations $15 million.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

2.2.3                            Operating Expenses

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14- Sept 13	Mar 14- Mar 13
Salaries and other staff expenses	(2,351)	(2,176)	(2,160)	(8)	(9)

Equipment and occupancy expenses	(692)	(710)	(660)	3	(5)

Other expenses	(1,152)	(1,157)	(1,113)	-	(4)

Total Operating expenses	(4,195)	(4,043)	(3,933)	(4)	(7)

First Half 2014 – Second Half 2013

Operating expenses were $4,195 million, an increase of $152 million or 4% compared to Second Half 2013. Excluding foreign exchange translation impacts ($32 million) Lloyds operating expenses ($35 million) and transaction and integration costs related to the acquisition of Lloyds ($28 million), operating expenses increased $57 million (1%). The key factors of this result were:

▪                 Higher performance related payments in the wealth business; and

▪     Delivery of $102 million in productivity benefits offsetting operating cost increases and higher investment related costs.

Salaries and other staff expenses

Salaries and other staff expenses were $2,351 million, an increase of $175 million or 8% compared to Second Half 2013. Excluding foreign exchange translation impacts ($15 million) and the inclusion of Lloyds ($26 million), salaries and other staff expenses increased $134 million or 6%, reflecting;

▪                 Higher performance related payments in our wealth business ($55 million);

▪                 The impact of salary increases from January 2014;

▪                 Restructuring costs across the Group;

▪                 Additional staff to support the Group’s investment into regulatory change and compliance programs, additional Bank of Melbourne branches and further expansion in Asia, partially offset by

▪                 Delivery of productivity programs across the Group.

Equipment and occupancy expenses

Equipment and occupancy costs were $692 million, a reduction of $18 million or 3% compared to Second Half 2013 reflecting;

▪                 Savings from consolidation of property, new branch layouts with smaller footprints, and benefit from GST recoveries, partially offset by

▪                 Rental increases and investment in seven new Bank of Melbourne branches; and

▪                 Software amortisation expense was broadly flat on Second Half 2013.

Other expenses

Total other expenses were $1,152 million, $5 million lower compared to Second Half 2013. This decrease was driven by:

▪                 Delivery of cost management initiatives, partially offset by

▪                 Impact of investment spend including software licenses and technology support costs and higher credit card reward program costs due to increased points redemptions associated with Christmas/New Year spending.

First Half 2014 – First Half 2013

Operating expenses increased $262 million or 7% compared to First Half 2013. Excluding foreign exchange translation impacts ($60 million), Lloyds operating expenses ($35 million) and transaction and integration costs related to the acquisition of Lloyds ($28 million), operating expenses increased $139 million or 4%. The key factors of this result were:

▪                 Higher performance related payments in the wealth business; and

▪                 Higher investment related costs which added 3%, including 1% from higher software amortisation and hardware depreciation.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

Salaries and other staff expenses

Salaries and other staff expenses increased $191 million or 9% compared to First Half 2013. Excluding foreign exchange translation impacts ($26 million) and the inclusion of Lloyds ($26 million), salaries and other staff expenses increased $139 million or 6%, reflecting:

▪                 Higher performance related payments in our wealth business ($43 million);

▪                 The impact of salary increases from January 2014;

▪                 Restructuring costs across the Group;

▪                 Additional staff to support the Group’s investment programs, partially offset by

▪                 Delivery of productivity programs across the Group.

Equipment and occupancy expenses

Equipment and occupancy costs increased $32 million or 5% compared to First Half 2013 reflecting;

▪     Higher software amortisation and hardware depreciation related to the Group’s investment programs;

▪     Increases in rental and other property related costs including the impact of an additional 13 Bank of Melbourne branches, partially offset by

▪     Savings from property consolidation and smaller footprints from new branch layouts.

Other expenses

Total other expenses were $39 million or 4% higher compared to First Half 2013 reflecting;

▪     Higher technology, licensing and maintenance costs related to our investment programs, partially offset by

▪     Delivery of disciplined expense management and lower marketing spend, as First Half 2013 saw the relaunch of a number of the Group’s brands.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

Full Time Equivalent Employees (FTE)

	As at	As at	As at	% Mov’t	% Mov’t
Analysis of movement in FTE	31 March 2014	30 Sept 2013	31 March 2013	Mar 14 - Sept 13	Mar 14- Mar 13
Permanent employees	33,619	33,045	33,391	2	1

Temporary employees	2,875	2,552	2,609	13	10

Total employees	36,494	35,597	36,000	3	1

First Half 2014 – Second Half 2013

FTE increased 897 or 3% compared to Second Half 2013 largely due to the acquisition of Lloyds (586 FTE).

Other increases included regulatory change and compliance programs (137 FTE), Bank of Melbourne (61 FTE) and expansion in Asia (59 FTE). This was partially offset by productivity initiatives, including the supplier program.

First Half 2014 – First Half 2013

FTE increased 494 or 1% compared to First Half 2013 largely as a result of the acquisition of Lloyds (586 FTE).

Benefits from productivity initiatives more than offset growth in FTE relating to Bank of Melbourne (175 FTE), regulatory change and compliance programs (137 FTE), simplification programs (130 FTE) and expansion in Asia (117 FTE).

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

Investments

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14- Mar 13
Expensed	186	183	193	2	(4)

Capitalised software and fixed assets	345	475	294	(27)	17

Total	531	658	487	(19)	9
Growth and productivity	249	325	265	(23)	(6)

Regulatory change	155	173	128	(10)	21

Other technology	127	160	94	(21)	35

Total	531	658	487	(19)	9

Investment spend was $531 million during First Half 2014, with 47% spent on growth and productivity initiatives, 29% directed to regulatory change and 24% invested in other technology. Of this expenditure, 65% was capitalised, while 35% was expensed.

Growth and productivity programs delivered core capabilities and efficiencies across the Group. Initiatives in First Half 2014 include:

▪      Commenced migration of customers onto the Group’s new online and mobile banking platform;

▪      Increased expenditure on productivity programs, including investments in digital and mobile, branch transformation and mortgage transformation initiatives. The “60 Minute Mortgage” project, successfully piloted the capability to unconditionally approve non-complex loans in a single branch visit; and

▪      BT is developing “Panorama”, a new integrated wealth platform to transform how customers build, manage and protect their wealth. The first phase of this platform, BT Cash, was completed during First Half 2014.

Regulatory change programs reflected commitments to address requirements by Governments and regulators globally. Spend for First Half 2014 was $155 million, which included delivery of the following initiatives:

▪      Future of Financial Advice (FOFA) reforms within the Wealth business, providing the advisor network better and faster access to improved client information, and enabling improved service levels while satisfying compliance obligations;

▪      Stronger Super program successfully implemented MySuper requirements, involving superannuation system updates, staff training and customer communications;

▪      ASX Direct Clearing stream, with Westpac Group becoming a Direct ASX Clearing member for a number of interest rate derivatives;

▪      Low Value Settlement Services initiative facilitated the roll out of RBA-mandated intra-day settlement payments for low value settlements;

▪      The Privacy Program has implemented the necessary changes following amendments to the Privacy Act, which come into effect in 2014; and

▪      National Consumer Credit Protection Program achieved a significant milestone in compliance with the required legislation, with the implementation of the October 2013 Hardship regulatory requirements.

Other technology spend was $127 million, including significant upgrades to security applications, general ledger and payroll systems as well as progressing the migration of server infrastructure into Westpac’s new data centre.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

Capitalised Software

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14- Sept 13	Mar 14- Mar 13

Capitalised Software opening balance	1,897	1,651	1,551	15	22

Total additions	332	452	286	(27)	16

Amortisation expense	(209)	(206)	(182)	(1)	(15)

Impairment expense	(6)	(12)	(3)	50	(100)

Foreign exchange translation	9	14	1	(36)	large

Other	-	(2)	(2)	100	100

Closing Balance	2,023	1,897	1,651	7	23

First Half 2014 – Second Half 2013

Capitalised software increased $126 million or 7% compared to Second Half 2013 driven by:

▪                 Additions of $332 million. This represents a 27% decrease on Second Half 2013, primarily due to the cyclical nature of investments whereby portfolios typically transition from design to implementation phases in the second half of the year; partially offset by;

▪                 Amortisation expense of $209 million broadly unchanged during First Half 2014; and

▪                 As part of the Group’s regular asset review, $6 million of software assets were identified as no longer being actively used.

First Half 2014 – First Half 2013

Capitalised software increased $372 million or 23% compared to the First Half 2013 due to:

▪                 Expenditure in relation to investments in digital and mobile, branch transformation and mortgage transformation initiatives;

▪                Increased regulatory change spend in line with regulatory change requirements;

▪                 Increased spend on IT core technology applications, including upgrades to the Group’s general ledger and payroll systems as well as enhancements to security systems across the Group; and

▪                 This was partially offset by an increase in amortisation expense of $27 million or 15%.

INTERIM RESULTS 2014

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OPERATIONS

2.2.4       Impairment Charges

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Individually assessed provisions (IAPs)
New IAPs	(349)	(555)	(557)	37	37
Write-backs	244	254	225	(4)	8
Recoveries	48	35	41	37	17
Total IAPs, write-backs and recoveries	(57)	(266)	(291)	79	80
Collectively assessed provisions (CAPs)
Write-offs	(331)	(382)	(326)	13	(2)
Other changes in CAPs	47	239	179	(80)	(74)
Total new CAPs	(284)	(143)	(147)	(99)	(93)
Total impairment charges	(341)	(409)	(438)	17	22

The improvement in asset quality experienced over Full Year 2013 continued into First Half 2014 with stressed assets and the emergence of new impaired assets continuing to reduce. This improvement contributed to a $97 million reduction in impairment charges compared to First Half 2013. Divisionally, the improvement in impairment charges was most evident in the WIB and Westpac New Zealand portfolios. Economic overlays for specific risks were increased marginally, up $9 million in First Half 2014, with a balance of $398 million at 31 March 2014.

First Half 2014 – Second Half 2013

Impairment charges for First Half 2014 were $341 million, down $68 million or 17% compared to Second Half 2013, and were equivalent to 12 basis points of average gross loans.

Key movements included:

▪     Total new individually assessed provisions (IAP) less write-backs and recoveries were $57 million in First Half 2014, $209 million lower than Second Half 2013:

-  The continued slowing in the emergence of new impaired assets is a trend that was consistent across all the major divisions. New IAPs were down $206 million with write-backs and recoveries up $3 million; and

-   In total, new IAPs less write-backs and recoveries within St.George, New Zealand, Westpac RBB and WIB were down $87 million, $56 million, $40 million and $26 million respectively.

▪     Total new collectively assessed provisions (CAP) contributed $284 million to impairment charges in First Half 2014, $141 million higher than recorded in Second Half 2013. Key movements included:

-  Write-offs direct were $51 million lower compared to Second Half 2013, mostly in the credit card and overdraft portfolios; and

-  Other changes in CAP’s were a benefit of $47 million in First Half 2014 compared to a $239 million benefit in Second Half 2013, a $192 million difference:

o   Business and institutional credit quality has continued to improve although the CAP benefits from this reduction in stress have slowed;

o   In the consumer portfolios, CAP charges were higher, mostly reflecting the increase in short term delinquencies in the unsecured portfolios; and

o   The economic overlays were increased by $9 million in First Half 2014 following little change in Second Half 2013.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

First Half 2014 – First Half 2013

Impairment charges for First Half 2014 were $341 million, down $97 million or 22% compared to First Half 2013 primarily due to the lower incidence of new impaired assets.

Key movements included:

▪     New IAPs less write-backs and recoveries were $234 million lower compared to First Half 2013 from improving asset quality across all major divisions, with the largest reductions recorded in WIB, Westpac RBB and St.George with charges $106 million, $48 million and $44 million lower respectively;

▪     Total new CAPs were $137 million higher compared to First Half 2013, as the benefits from reducing stress in the business portfolios which led to lower collective provision requirements slowed. This was particularly evident in WIB, Westpac RBB and St.George portfolios; and

▪     Consumer portfolios experienced a modest rise in new CAP charges over First Half 2014 compared to First Half 2013 including higher write-offs.

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OPERATIONS

2.2.5       Income Tax Expense

First Half 2014 – Second Half 2013

The effective tax rate of 30.4% in First Half 2014 increased compared to the Second Half 2013 effective tax rate of 29.6%. This increase was largely due to an adjustment in Second Half 2013 for a then existing funding transaction that was terminated and not repeated in First Half 2014, and prior year adjustments arising in Second Half 2013 which were not repeated in First Half 2014.

First Half 2014 – First Half 2013

The effective tax rate of 30.4% in First Half 2014 decreased compared to the First Half 2013 effective tax rate of 30.8%. This decrease was largely due to the fact that in First Half 2014 there were higher deductible expenses relating to employee share schemes.

2.2.6       Non-Controlling Interests

The non-controlling interests primarily represent distributions on hybrid equity instruments 2003 TPS1 and 2006 TPS1, as well as other non-controlling interests, including the 38.9% portion of BTIM that Westpac does not own.

Non-controlling interests of $37 million for First Half 2014 were $2 million lower than Second Half 2013 and $2 million higher than First Half 2013. The reduction in distributions on hybrid equity instruments following the redemption of the 2003 TPS on 30 September 2013 was largely offset by non-controlling interests share in the after tax contribution of BTIM in First Half 2014.

1      Non-controlling interests include distributions on 2003 Trust Preferred Securities (TPS) and 2006 TPS:

▪    There were 750,000 2003 TPS issued in the United States of America at US$1,000 each on 13 August 2003, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.819% up to but excluding 30 September 2013. These were redeemed on 30 September 2013; and

▪    Westpac TPS Trust issued 7,627,375 2006 TPS in Australia at $100 each on 21 June 2006. The 2006 TPS are preferred units in the Westpac TPS Trust, with non-cumulative floating rate distributions which are expected to be fully franked. Westpac TPS Trust also issued one ordinary unit with an issue price of $100 to Westpac. Westpac, as holder of the ordinary unit, is entitled to any residual income or assets of the Westpac TPS Trust not distributed to holders of 2006 TPS. The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date) is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during all periods). After the step-up date, the initial margin will increase by a one- time step-up of 1% per annum.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

2.3          Credit Quality

The improvement in the quality of the portfolio seen over Full Year 2013 continued into First Half 2014, with a reduction in stressed assets and a decrease in the emergence of new problem facilities.

Total stressed assets declined $1.3 billion over the half with the ratio of stressed assets to total committed exposures declining 23 basis points to 1.37% at 31 March 2014 (see 2.3.1 Credit Quality Key Metrics). The improvement in stressed assets over the prior half was spread across all categories with the ratio of impaired assets declining 10 basis points to 0.34%, the ratio of 90 days past due but well secured assets falling 3 basis points and the proportion of watchlist and substandard assets declining 10 basis points. The reduction in impaired assets was a particular highlight, with their value 20% lower. The decline in New Zealand impaired assets was even larger with the level of impaired assets falling by over one third over the last six months.

The acquisition of Lloyds had little overall impact on asset quality metrics in the half. The corporate loan portfolio acquired was of a high quality given the non-performing book was sold separately. As anticipated, the equipment finance and auto finance portfolio’s contained low levels of stressed facilities consistent with similar assets held by the Group. From an asset quality perspective, the acquired portfolio is performing to expectations.

Portfolio segments

The institutional and commercial segment continues to perform particularly well as customers remain cautious and protective of their balance sheets. Stressed assets further reduced, with the work-out of a number of impaired facilities, while watchlist assets also fell as a number of facilities were refinanced or returned to full health, often after asset sales or restructurings.

The commercial property segment has been the largest source of impairments over recent years, although stress in the portfolio has reduced dramatically from a peak of 15.5% (stressed assets as a per cent of total committed exposures) at 30 September 2010 to 3.0% at 31 March 2014. The level of stress in commercial property is now similar to other business sectors. The continued improvement in the portfolio reflects better liquidity in the property market which has supported property sales and assisted in the work out of existing stressed facilities.

Across the Group there was only one new large (>$50 million) problem facility that emerged during First Half 2014.

The small and medium business portfolio has performed well and the number of facilities in work-out has continued to reduce over the last 6 months. Despite this decline, the Group is closely monitoring sectors impacted by the peaking of the mining investment cycle along with sectors and regions undergoing structural change including from certain manufacturing sectors.

A key feature of asset quality over the recent periods has been a fall in the emergence of new impaired assets consistent with the improvement in the economy, low interest rates and modest levels of business gearing.  This trend continued in First Half 2014 with levels of new impaired assets more than 25% lower than levels recorded in the previous two halves.

In the consumer sector, unsecured consumer delinquencies have trended lower over the year supported by low relative interest rates and continuing cautious behaviour by consumers.  90+ day delinquencies were 18 basis points lower over the year falling to 1.12%. 90+ day delinquencies did increase 8 basis points since 30 September 2013 consistent with normal trends associated with Christmas/New Year spending. Trends were similar across Australia and New Zealand.

Australian mortgage 90+ day delinquencies were 0.50% at 31 March 2014 a fall of 3 basis points over First Half 2014 and 8 basis points lower compared to 31 March 2013. While early cycle delinquencies were a little higher over the half the impact was less pronounced for 90+ day delinquencies.

Queensland delinquencies have improved slightly, although they continue to be around 50% higher than the portfolio average reflecting the more challenging conditions in that State.

New Zealand mortgage 90+ day delinquencies were stable at 0.29% when compared to 30 September 2013, and 10 basis points lower compared to 31 March 2013, the lowest level since early 2008. The low level of delinquencies and the improvement over the year reflects the improving economy and the stronger Auckland housing market.

Australian properties in possession reduced by 164 over First Half 2014 to 189 supported by the improved Australian property market. Realised mortgage losses were $45 million for First Half 2014 equivalent to 2 basis points of the portfolio.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

Provisioning

Westpac has maintained strong provisioning coverage with:

▪     The ratio of impaired asset provisions to total impaired assets at 46%; and

▪     The ratio of CAPs to credit risk weighted assets at 0.97%. This ratio has declined slightly from 0.99% at 30 September 2013 and remains strong as provisions have moderated in line with reducing stress.

Total impairment provisions were $3,791 million at 31 March 2014, down $158 million over the half consistent with $1.3 billion reduction in stressed assets. IAPs reduced $225 million to $1,139 million and CAPs increased $67 million to $2,652 million at 31 March 2014. In line with the fall in impaired assets, IAPs were lower over the year.

Collectively assessed provision balances were slightly higher over First Half 2014. Movements in the collectively assessed provision can principally be traced back to:

▪     Increase in provisions for the unsecured consumer portfolio in line with delinquency trends, particularly early cycle delinquencies; and

▪                 A net $9 million increase in the economic overlay to $398 million. Over the half, the composition of the overlay changed with provisions against commercial property and New Zealand segments (including earthquake related provisions) no longer required.  Offsetting these reductions has been an increase in economic overlay provisions for sectors and regions of the economy undergoing structural change, including elements of the manufacturing sector.

Loans acquired in the Lloyds transaction were initially recognised by the Group at fair value and presented net of the impact of provisions. This recognition treatment has had only a minor impact on asset quality metrics and provision coverage ratios, including 3 basis points on CAP to credit risk weighted assets.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

2.3.1     Credit Quality Key Metrics

Stressed Exposures by Credit Grade as a % of total committed exposures	Half Year March 14	Half Year Sept 13	Half Year March 13
Impaired	0.34%	0.44%	0.56%
90 days past due, well secured	0.28%	0.31%	0.35%
Watchlist and substandard	0.75%	0.85%	1.03%
Total Stressed Exposures	1.37%	1.60%	1.94%

Impaired Assets to total committed exposures for Business and Institutional	Half Year March 14	Half Year Sept 13	Half Year March 13
Business impaired assets to business total committed exposures:
Business Australia	1.20%	1.60%	2.13%
Business New Zealand	1.16%	1.88%	2.62%
Institutional	0.29%	0.37%	0.43%

90 days past due for other consumer loans	Half Year March 14	Half Year Sept 13	Half Year March 13
90 days past due:
Group	1.12%	1.04%	1.30%
Australia	1.15%	1.06%	1.32%
New Zealand	0.90%	0.81%	0.96%

90 days past due for mortgages	Half Year March 14	Half Year Sept 13	Half Year March 13
90 days past due:
Group	0.48%	0.51%	0.57%
Australia	0.50%	0.53%	0.58%
New Zealand	0.29%	0.29%	0.39%

Other	Half Year March 14	Half Year Sept 13	Half Year March 13
Total impaired assets to gross loans	0.51%	0.67%	0.82%
Total impaired asset provisions to total impaired assets	46.4%	43.2%	40.2%
Total provisions to gross loans	67bps	73bps	80bps
Collectively assessed provisions to performing non-housing loans[1]	134bps	142bps	151bps
Collectively assessed provisions to risk weighted assets	82bps	84bps	87bps
Collectively assessed provisions to credit risk weighted assets	97bps	99bps	106bps

Other	Half Year March 14	Half Year Sept 13	Half Year March 13
Impairment charges to average loans annualised	12bps	15bps	17bps
Net write-offs to average loans annualised	22bps	29bps	21bps

1      Non-housing loans have been determined on a loan purpose basis.

INTERIM RESULTS 2014

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2.4          Balance Sheet and Funding

2.4.1      Balance Sheet

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2014	30 Sept 2013	31 March 2013	Mar 14- Sept 13	Mar 14- Mar 13
Assets
Cash and balances with central banks	16,375	11,699	6,600	40	148
Receivables due from other financial institutions	8,744	11,210	12,580	(22)	(30)
Trading securities, other financial assets designated at fair value and available-for-sale securities	79,392	79,100	76,664	-	4
Derivative financial instruments	26,207	28,356	29,323	(8)	(11)
Loans	564,569	536,164	521,130	5	8
Life insurance assets	12,841	13,149	12,895	(2)	-
Other assets	21,247	21,419	22,686	(1)	(6)
Total assets	729,375	701,097	681,878	4	7
Liabilities
Payables due to other financial institutions	15,211	8,836	8,043	72	89
Deposits and other borrowings	437,405	424,482	403,406	3	8
Trading liabilities and other financial liabilities at fair value through income statement	15,077	10,302	8,833	46	71
Derivative financial instruments	31,330	32,990	34,081	(5)	(8)
Debt issues	150,098	144,133	144,303	4	4
Life insurance liabilities	11,594	11,938	11,794	(3)	(2)
Loan capital	10,320	9,330	10,880	11	(5)
Other liabilities	10,309	11,549	13,301	(11)	(22)
Total liabilities	681,344	653,560	634,641	4	7
Equity
Total equity attributable to owners of Westpac Banking Corporation	47,165	46,674	45,260	1	4
Non-controlling interests	866	863	1,977	-	(56)
Total equity	48,031	47,537	47,237	1	2

First Half 2014 – Second Half 2013

Significant movements during the half included:

Assets

■                 Cash and balances with central banks increased $4.7 billion to facilitate same day settlements;

■                 Receivables due from other financial institutions decreased $2.5 billion primarily due to lower cash collateral posted with counterparties and interbank lending;

■                 Trading securities, other financial assets designated at fair value and available-for sale securities increased $0.3 billion;

■                 Derivative assets decreased $2.1 billion mainly due to foreign exchange revaluation impacts of cross currency swaps; and

■                 Loans grew $28.4 billion or 5%, which included Lloyds loan book of $7.6 billion and foreign exchange translation impacts of $3.3 billion. Refer to Section 2.2.1 Loans for further information on movements.

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Liabilities

■	Payables due to other financial institutions increased $6.4 billion primarily due to repo facilities and an increase in interbank deposits;

■

Deposits and other borrowings increased $12.9 billion, with foreign exchange translation impacts contributing $2.7 billion to total deposit growth. Refer to Section 2.2.1 Deposits for further information on deposit movements;

■	Trading liabilities and other financial liabilities designated at fair value through income statement increased $4.8 billion reflecting funding of higher market inventory;

■	Derivative liabilities decreased $1.7 billion primarily driven by foreign exchange impacts of the revaluation of cross currency swaps; and

■

Debt issues increased $6.0 billion with the issuance of an additional $4.3 billion worth of covered bonds and a $1.1 billion increase in securitisation programs. Refer to Section 2.4.2 Funding and Liquidity Risk Management for further information on movements.

Equity

Equity increased $0.5 billion from increased retained profits (net of the payment of 2013 final and special dividends).

First Half 2014 – First Half 2013

Significant movements during the year included:

Assets

■	Cash and balances with central banks increased $9.8 billion from higher liquid assets and to facilitate same day settlements;

■	Receivables due from other financial institutions declined $3.8 billion primarily due to lower interbank lending and lower collateral posted with counterparties;

■	Trading securities, other financial assets designated at fair value and available-for-sale securities increased $2.7 billion reflecting additional market inventory;

■	Derivative assets decreased $3.1 billion mainly due to foreign exchange revaluation impacts of cross currency swaps; and

■

Loans grew $43.4 billion or 8% which included Lloyds loan book of $7.6 billion and foreign exchange translation impacts $10.1 billion. Refer to Section 2.2.1 Loans for further information on movements.

Liabilities

■	Payables due to other financial institutions increased $7.2 billion primarily due to repo facilities and placements from offshore central banks;

■

Deposits and other borrowings increased $34.0 billion, with foreign exchange translation impacts contributing $8.3 billion to total deposit growth. Refer to Section 2.2.1 Deposits for further information on deposit movements;

■	Trading liabilities and other financial liabilities designated at fair value increased $6.2 billion reflecting higher market inventory and securities trading activity in WIB;

■	Derivative liabilities decreased $2.8 billion due to the foreign exchange revaluation impacts of cross currency swaps; and

■

Debt issues increased $5.8 billion reflecting increased covered bond outstandings of $8.8 billion, partly offset by reductions in senior debt. Refer to Section 2.4.2 Funding and Liquidity Risk Management for further information.

Equity

Equity increased $0.8 billion reflecting increased retained profits (net of the payment of dividends). There was also a $1.1 billion decline in non-controlling interests following the redemption of a hybrid instrument (TPS 2003).

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

2.4.2     Funding and Liquidity Risk Management

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This type of risk is inherent in all banks through their role as intermediaries between depositors and borrowers.

The Group has a robust liquidity risk management framework to ensure its ability to meet cash flow obligations under a wide range of market conditions, including Westpac specific and market-wide stress scenarios.

The regulatory environment for funding and liquidity risk is changing in response to the global financial crisis and reform measures announced by the Basel Committee on Banking Supervision (BCBS) in 2010. A description of the BCBS liquidity reforms, and an update on APRA’s recently released Liquidity standard (APS210), are detailed in Section 2.6.

The Liquidity Coverage Ratio (LCR) is a key prudential requirement designed to promote resilience against potential liquidity disruptions over a 30 day horizon (short term stress scenario) including through the holding of sufficient high quality liquid assets. The Group is required to meet a LCR of at least 100% when it comes into effect from 1 January 2015.

Westpac held $127 billion in unencumbered liquid assets as at 31 March 2014. This portfolio provides a source of reserve liquidity as eligible collateral under the Central Bank repurchase agreement facility and proposed Committed Liquidity Facility (CLF). Unencumbered liquid assets at 31 March 2014 were relatively unchanged compared to 30 September 2013.

At 31 March 2014 the Group’s liquid asset portfolio comprised:

■                 $43 billion of cash and balances on deposit at Central Banks, along with Government and semi-Government bonds;

■                 $26 billion of repo-eligible private securities and Government guaranteed bonds; and

■                 $58 billion of self-originated AAA rated mortgage backed securities, which in extraordinary circumstances are eligible for repurchase with the RBA or the RBNZ.

As at 31 March 2014, the Group held sufficient liquid assets to cover all wholesale debt maturities within the next 21 months.

The Group monitors the composition and stability of its funding base to ensure it remains appropriately within the Group’s funding risk appetite. This includes a target Stable Funding Ratio (SFR)1 greater than 75%. Stable funding includes customer deposits, wholesale term funding with residual contractual maturity greater than 12 months, securitisation and equity.

During First Half 2014, a pick-up in system credit growth and the acquisition of Lloyds translated into a lift in asset growth for the Group. This was funded through growth in customer deposits and an increase in term wholesale funding, maintaining the Group’s SFR at 83%, 45 basis points lower compared to 30 September 2013. The Group’s SFR has remained stable at or above 83% since September 2012, as the Group focuses on maintaining the strength of its balance sheet and funding new lending through stable sources.

The Group’s funding composition has also remained stable over recent periods. Customer deposits represented 60% of the Group’s total funding at 31 March 2014, little changed from 30 September 2013 (61%) and 31 March 2013 (59%).

In addition to the 60% of customer deposits, the Group’s SFR of 83% includes 2% from securitisation, 15% from long term funding with a residual maturity greater than one year and 7% from equity. These components were largely unchanged over First Half 2014.

The proportion of total funding from wholesale sources maturing within one year was 17%, an increase of 45 basis points. Excluding long term funding that has less than one year to maturity, the percent of this portion of the Group’s portfolio has remained stable.

Customer deposits increased $29.3 billion or 8% compared to First Half 2013. At the same time, net loans increased $43.4 billion or 8%, with the acquisition of Lloyds adding $7.6 billion in lending but little in deposit balances. As a result, the Group’s customer deposit to loan ratio was broadly unchanged at 68.9% at 31 March 2014.

Higher loan growth led the Group to take advantage of positive conditions in wholesale markets during First Half 2014, raising $19.7 billion in wholesale term funding, with a weighted average maturity of 4.9 years, excluding securitisation. This included $1.0 billion in Basel III compliant Tier 2 capital issued in March 2014.

1      Stable funding ratio is total stable funding divided by total funding. Total funding includes customer deposits, total wholesale funding (short and long term) and equity.

INTERIM RESULTS 2014

REVIEW OF GROUP

OPERATIONS

High levels of market liquidity and strong investor demand across markets, particularly in the Australian market, supported successful issuance by the Group in a number of formats, including senior unsecured debt, covered bonds, RMBS, auto ABS and capital securities. Improved conditions in cross currency markets also provided opportunities for the Group to issue in currencies, such as Euro and Yen, at more economic levels compared to the last two years.

Overall, support for Westpac across global funding markets remains strong and the Group is well positioned for the remainder of Full Year 2014.

The table below illustrates the Group’s funding on a residual maturity basis. Further analysis of the funding view of the balance sheet is provided in Section 4 Note 22.

Funding by residual maturity

	As at 31 March 2014		As at 30 Sept 2013		As at 31 March 2013
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer deposits	388,891	59.6	382,632	60.6	359,610	59.0
Wholesale funding - residual maturity
Securitisation	11,488	1.8	10,372	1.6	11,470	1.9
Greater than 12 months	96,592	14.8	89,604	14.3	90,726	14.8
Equity[1]	47,215	7.2	46,641	7.4	45,471	7.5
Stable Funding Ratio (SFR)	544,186	83.4	529,249	83.9	507,277	83.2
Less than 6 months	63,748	9.8	58,948	9.3	64,241	10.5
6 to 12 months	22,051	3.4	19,269	3.0	15,281	2.5
Long term to short term scroll[2]	22,415	3.4	23,628	3.7	23,111	3.8
Short term wholesale funding	108,214	16.6	101,845	16.1	102,633	16.8
Total funding[3]	652,400	100.0	631,094	100.0	609,910	100.0

Deposits to Net Loans Ratio
	As at 31 March 2014		As at 30 Sept 2013		As at 31 March 2013
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer deposits	388,891		382,632		359,610
Net loans	564,569	68.9	536,164	71.4	521,130	69.0

1     Equity less FX translation, Available-for-Sale Securities, Cash Flow Hedging Reservesand other reserves.

2     Scroll represents wholesale funding with an original maturity greater than 12 months that now has a residual maturity less than 12 months.

3     Including Equity as described in footnote 1. Hybrids in the amount of $0.9 billion have been included in wholesale funding.

INTERIM RESULTS 2014

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Funding view of the balance sheet1

	As at 31 March 2014
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	126,519	-	-	526,055	76,801	729,375
Total liabilities	-	(388,891)	(215,430)	-	(77,023)	(681,344)
Total equity	-	-	(866)	(47,215)	50	(48,031)

Total	126,519	(388,891)	(216,296)	478,840	(172)	-
Net loans[2]	58,078	-	-	506,491	-	564,569

	As at 30 Sept 2013
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	125,647	-	-	500,030	75,420	701,097
Total liabilities	-	(382,632)	(200,958)	-	(69,970)	(653,560)
Total equity	-	-	(863)	(46,641)	(33)	(47,537)

Total	125,647	(382,632)	(201,821)	453,389	5,417	-
Net loans[2]	54,536	-	-	481,628	-	536,164

	As at 31 March 2013
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	111,073	-	-	495,177	75,628	681,878
Total liabilities	-	(359,610)	(202,853)	-	(72,178)	(634,641)
Total equity	-	-	(1,977)	(45,471)	211	(47,237)

Total	111,073	(359,610)	(204,830)	449,706	3,661	-
Net loans[2]	45,500	-	-	475,630	-	521,130

1          Refer to Section 4, Note 22 for a detailed analysis of the funding view of the balance sheet. Liquid assets are defined as assets that are eligible for re-purchase agreements with the Reserve Bank of Australia and the Reserve Bank of New Zealand.

2          Liquid assets in net loans include internally securitised assets that are eligible for re-purchase agreements with the Reserve Bank of Australia and the Reserve Bank of New Zealand.

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2.5                                       Capital and Dividends1

		As at	As at	As at
	Preferred	31 March	30 Sept	31 March
	Range	2014	2013	2013
Regulatory Capital Structure
Common equity Tier 1 (CET1) capital ratio	8.0% - 8.5%	8.8%	9.1%	8.7%
Additional Tier 1 capital		1.5%	1.6%	2.1%
Tier 1 capital ratio		10.3%	10.7%	10.8%
Tier 2 capital		1.8%	1.6%	1.7%
Total regulatory capital ratio		12.1%	12.3%	12.5%
Risk weighted assets (RWA) $m		322,498	307,372	307,976

Westpac Preferred Range

At 31 March 2014, Westpac’s preferred range for the CET1 capital ratio calculated according to APRA’s prudential standards was 8.0% - 8.5%.  This range takes the following into consideration:

▪                 Regulatory requirements and capital conservation buffer;

▪                 Stress testing to maintain an appropriate buffer in a downturn; and

▪                 Volatility of capital ratios associated with dividend payments.

In December 2013, APRA designated Westpac as a Domestic Systemically Important Bank (D-SIB). As a D-SIB, Westpac will be required to hold an additional one percentage point of capital as an extension to the capital conservation buffer. This requirement does not apply until 1 January 2016. Westpac is currently reviewing its preferred range following this announcement.

At 31 March 2014 Westpac’s CET1 capital ratio of 8.82% was above its preferred range and well in excess of regulatory requirements.

Common Equity Tier 1 Capital Ratio Movement for First Half 2014

The CET1 capital ratio of 8.82% at 31 March 2014 is 28 basis points lower than at 30 September 2013.  The decline was principally due to the acquisition of Lloyds (37 basis point decrease) and the 10 cent special dividend (10 basis point decrease), partially offset by the last tranche of the St.George tax benefit (7 basis point increase).  Excluding these items, the CET1 capital ratio increased 12 basis points due to:

▪                 First Half 2014 NPAT of $3.6 billion (112 basis point increase);

▪                 The 2013 final ordinary dividend (85 basis point decrease);

1       The capital ratios within this section are on a Level 2 basis. For reference, the level 1 CET1 capital ratio at 31 March 2014 was 8.87%. Refer Glossary for a definition of Level 1 and Level 2 for regulatory capital purposes.

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▪                Excluding Lloyds, risk weighted assets (RWA), increased $6.1 billion from increased credit RWA ($3.2 billion), higher market risk RWA ($1.6 billion) and higher Interest Rate Risk in the Banking Book (IRRBB) RWA ($1.5 billion).  RWA changes are discussed later in this section; and

▪                Other movements in CET1 capital ratio (3 basis point increase).

Additional Tier 1 Capital Movement for the First Half 2014

There were no Additional Tier 1 redemptions or issuances in First Half 2014.  The small movement in Additional Tier 1 capital (from 1.6% to 1.5%) is due to growth in RWA.

Tier 2 Capital Movement for the First Half 2014

$1.0 billion of Basel III compliant Tier 2 subordinated notes was issued in March 2014 which increased Tier 2 capital by 31 basis points. This increase was partially offset by the required regulatory amortisation of Tier 2 instruments that are not compliant with Basel III.

Risk weighted assets (RWA)

			RWA

	As at	As at	As at	% Mov’t	% Mov’t

	31 March	30 Sept	31 March	Mar 14 -	Mar 14 -

$m	2014	2013	2013	Sept 13	Mar 13
Credit risk	272,038	260,268	253,734	5	7
Market risk	10,610	9,059	10,555	17	1
Operational risk	28,474	27,299	26,761	4	6
Interest rate risk in the banking book	8,459	6,929	13,744	22	(38)
Other	2,917	3,817	3,182	(24)	(8)
Total	322,498	307,372	307,976	5	5

Movements in RWA for First Half 2014 included:

▪                The Lloyds acquisition increased credit RWA $8.5 billion and operational risk RWA $0.5 billion;

▪                Excluding Lloyds, credit risk RWA increased 1% or $3.2 billion, as the decline in the Australian dollar increased the value of non-Australian dollar lending and the residential mortgage, corporate and specialised lending portfolios grew. This was partially offset by a reduction in credit RWA from the continued run-off of stressed assets in the institutional and business lending portfolios;

▪                Market risk RWA increased $1.6 billion, primarily due to increased exposure to Australian dollar and US dollar interest rate risk;

▪              Excluding Lloyds, operational risk RWA increased $0.7 billion, driven by updated modelling that takes into consideration operational risk losses experienced by other financial institutions globally; and

▪                IRRBB increased $1.5 billion reflecting increased interest rate exposure and a lower embedded gain.

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Capital Deduction for Regulatory Expected Credit Loss

For capital adequacy purposes APRA requires the amount of regulatory expected credit losses in excess of eligible provisions to be deducted from common equity tier 1 capital.

	As at	As at	As at

	31 March	30 Sept	31 March

$m	2014	2013	2013
Provisions associated with eligible portfolios
Total provisions for impairment charges (Section 4 Note 11)	3,791	3,949	4,199
plus general reserve for credit losses adjustment	92	83	83
plus provisions associated with partial write-offs	528	640	622
less ineligible provisions[1]	(141)	(139)	(139)
Total eligible provisions	4,270	4,533	4,765
Regulatory expected downturn loss[2]	4,964	5,165	5,617
Common equity Tier 1 capital deduction for regulatory expected downturn loss in excess of eligible provisions	(694)	(632)	(852)

First Half 2014 — Second Half 2013

The capital deduction for regulatory expected downturn loss increased slightly over First Half 2014 when compared to Second Half 2013 as the reduction in regulatory expected loss of $201 million was less than the reduction in total eligible provisions of $263 million. This was due to:

▪               Improving asset quality reduced total provisions for impairment charges as fewer new IAPs were required and stressed assets continued to decline; and

▪               Regulatory expected loss also reduced through improving asset quality, but at a slightly slower rate than eligible provisions. The main reductions were in the property and Corporate portfolios.

First Half 2014 — First Half 2013

The capital deduction for regulatory expected downturn loss decreased $158 million as the reduction in regulatory expected loss of $653 million was greater than that for eligible provisions, $495 million. Both measures reduced in line with improvements in asset quality, however, the reductions in the stressed property portfolio have a greater impact on the calculation of regulatory expected downturn loss.

1      Provisions associated with portfolios subject to the Basel standardised approach to credit risk are not eligible.

2      Regulatory expected loss is calculated for portfolios subject to the Basel advanced IRB approach to credit risk. The comparison between regulatory expected loss and eligible provisions is performed separately for defaulted and non-defaulted exposures.

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Dividends

Ordinary dividend (cents per share)	Half Year March 14	Half Year Sept 13	Half Year March 13
Interim (fully franked)	90	-	86
Final (fully franked)	-	88	-
Total ordinary dividend	90	88	86
Special (fully franked)	-	10	10
Total dividend	90	98	96

The Directors have determined a fully franked interim dividend of 90 cents per share, an increase of 2 cents per share or 2% over the 2013 final dividend.  The interim dividend represents a payout ratio of 77.1%.

The Group’s ability to continue to frank dividends remains strong, with an adjusted franking account balance at $315 million as at 31 March 2014 after allowing for the reduction in franking credits for the 2014 interim dividend.

The Group has applied New Zealand imputation credits to the interim dividend of 6.0 cents (NZ) per share. New Zealand imputation credits can be utilised by shareholders that are New Zealand tax payers.

Dividend Reinvestment Plan (DRP)

The Board has determined to satisfy the DRP for the 2014 interim dividend, by arranging for the purchase of existing shares on issue and delivery to participants.  The Market Price used to determine the number of shares allocated to DRP participants will be set over the 17 trading days commencing 22 May 2014 and will not include a discount.

Exchange Rate Risk on Future NZ$ Earnings

Westpac’s policy in relation to the hedging of the future earnings of the Group’s New Zealand division is to manage the economic risk where Westpac believes there is a likelihood of depreciation of NZ$ against A$.  Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following twelve months and 50% of the expected earnings for the subsequent twelve months can be hedged.  Westpac has hedges in place for forecast Second Half 2014 earnings (average rate $1.19) and for forecast Full Year 2015 earnings (average rate $1.12).

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2.6                                       Significant Developments

Corporate Significant Developments

Inquiry into Australia’s Financial System

On 20 November 2013, the Federal Government formally announced the appointment of Mr David Murray AO to head an inquiry into Australia’s financial system (Inquiry).

The Inquiry’s terms of reference, announced on 20 December 2013, charge the Inquiry with examining how the financial system could be positioned to best meet Australia’s evolving needs and support Australia’s economic growth. Recommendations will be made that foster an efficient, competitive and flexible financial system, consistent with financial stability, prudence, public confidence and capacity to meet the needs of users.

Initial submissions to the Inquiry were due by 31 March 2014. The Inquiry is scheduled to release an interim-report by mid-2014, with the opportunity for a second round of submissions before the Inquiry makes its final report to the Government, expected by November 2014.

Westpac has lodged its initial submission with the Inquiry, and will continue to actively contribute to the Inquiry in the period ahead.

Westpac Bicentennial Foundation

On 2 April 2014, Westpac announced the launch of the Westpac Bicentennial Foundation. The charitable Foundation will have an exclusive focus on the education and advancement of Australians. A one-off contribution of $100 million will fund 100 scholarships every year in perpetuity to Australians who have the potential to shape Australia’s future. The program has commenced now so that the earnings from the fund will see the initial scholarships fully operational by the Group’s 200th anniversary in 2017. The one-off $100 million contribution will be reflected in Westpac’s Second Half 2014 results.

Acquisition of select Australian businesses of Lloyds Banking Group

On 11 October 2013 Westpac announced it had entered into an agreement to acquire selected assets of Lloyds Banking Group’s asset finance business, Capital Finance Australia Limited (CFAL), and its corporate loan portfolio, BOS International (Australia) Ltd (BOSI), for $1.45 billion.

The transaction was completed on 31 December 2013, adding $7.9 billion in motor vehicle finance, equipment finance and corporate loans to Westpac’s lending and $8.5 billion in risk weighted assets. The acquisition was funded from internal resources and reduced Westpac’s common equity tier 1 capital ratio by 37 basis points.

Litigation

■                 Exception fees – Westpac has been served with two separate class action proceedings by customers seeking to recover exception fees paid by those customers. The first set of proceedings was commenced in December 2011 by customers of the Westpac brand; the second was commenced in February 2012 by customers of the St.George Bank and BankSA brands. Similar class actions have been commenced against several other Australian banks. Westpac has agreed with the plaintiffs to put the proceedings against Westpac on hold until at least December 2014, pending further developments in the litigation against one of those other banks.

■                 Bell litigation – Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s.

Westpac, along with the other defendant banks, had been found liable to repay its share of the monies received from the Bell Group plus interest. In March 2013, the defendant banks were granted special leave to appeal to the High Court of Australia. The appeal was due to be heard in 2013 but has been adjourned to 2014.

On 17 September 2013 the parties announced that the matter was settled. Prior to the settlement, Westpac was entitled to file a claim as an unsecured creditor in the liquidation of the Bell companies and stood to recover part of the funds available for distribution to creditors. As part of the settlement, Westpac has agreed to release its claim for the distribution. The terms of the settlement remain confidential. The settlement is subject to various approvals being obtained in local and overseas jurisdictions. Such approvals are still being obtained. Westpac considers that appropriate provisioning has been made for this matter.

Changes to accounting standards

In a continuing response to the global financial crisis, governments, regulators and accounting standard setters are working to revise certain accounting standards. The specific areas that have been targeted include accounting for financial instruments, provisioning for loan impairment charges, off-balance sheet exposures, the impairment and

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valuation of financial assets, consolidation and lease accounting. New accounting standards dealing with consolidation and the measurement of fair value applied to the Group from 1 October 2013. These new standards did not have a material impact on the Group’s financial position or performance. The Group expects that there will be a number of new standards issued in coming years that will require further changes to the Group’s current accounting approaches.

Other significant developments

Basel Committee on Banking Supervision

Regulatory reforms and significant developments arising in relation to changes initiated by the Basel Committee on Banking Supervision (BCBS) include:

Liquidity

On 16 December 2010, the BCBS released the final text of the Basel III liquidity framework. The framework introduces two new liquidity measures: the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

Following a consultation process, the Australian Prudential Regulation Authority (APRA) released a final liquidity standard (APS 210) in December 2013. Under APS 210 Westpac will need to meet the requirement of a minimum LCR of 100% from 1 January 2015. The NSFR requirement has been excluded from APS 210 however APRA has indicated its intention to implement this measure. Following a consultation process, it is expected that the NSFR will come into effect from 1 January 2018.

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under a regulator-defined acute stress scenario. Given the limited amount of government debt in Australia, the Reserve Bank of Australia (RBA) jointly with APRA, will make available to Australian ADIs a Committed Liquidity Facility (CLF) that, subject to satisfaction of qualifying conditions, can be accessed to help meet the LCR requirement. In January 2014, following a trial exercise, APRA released further details to the industry on the determination and workings of the CLF. The cost of the CLF is expected to be a 15 basis points commitment fee and an additional 25 basis points for any drawn component.

Systemically Important Financial Institutions (SIFIs)

In November 2011, the BCBS published the final methodology for determining Global Systemically Important Banks (G-SIBs). Each year in November the Financial Stability Board (FSB) publishes the list of identified G-SIBs and specifies the higher capital requirements proposed for each. These increased capital requirements will be phased in from January 2016. Westpac has not been named as a G-SIB.

Capital

On 16 December 2010, the BCBS released the final text of the Basel III capital framework, which incorporates higher global minimum capital requirements and the introduction of two new capital buffers. The framework includes:

■                 an increase in the minimum common equity requirement from 2.0% to 4.5%;

■                 an increase in the minimum Tier 1 capital requirement from 4.0% to 6.0%;

■                 a capital conservation buffer at 2.5%, to be met with common equity; and

■                 a countercyclical buffer of between 0% to 2.5% to be met with common equity or other fully loss absorbing capital (subject to further BCBS guidance). The buffer is intended to be applied during times of excess credit growth.

The framework includes a compliance timetable, with phase-in arrangements starting from 1 January 2013 and some elements not becoming fully effective until 1 January 2019.

In late 2012, APRA released capital adequacy standards that govern the implementation of the Basel III capital framework in Australia. APRA has required Australian ADIs such as Westpac to meet the new minimum capital requirements from 1 January 2013 and has indicated that the capital conservation buffer will apply in full from its introduction date of 1 January 2016.

The BCBS has issued a framework for extending the SIFIs requirements to domestic systemically important banks (D-SIBs) and in December 2013 APRA released a paper setting out its approach for implementing the D-SIB framework in Australia. Westpac is one of four Australian banks which APRA has identified as a D-SIB. APRA has proposed that each D-SIB, including Westpac, will have to meet a higher loss absorbency requirement of 1% to be met by common equity. The 1% requirement will be added to the capital conservation buffer effectively increasing the buffer from 2.5% to 3.5%.

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Westpac’s current capital levels are already above the regulatory requirement which will apply from 1 January 2016 including the expanded capital conservation buffer.

Other Basel Accord reforms

The Basel III capital framework also introduced a leverage ratio requirement. The BCBS proposes that introducing a simple, non-risk based leverage ratio requirement would act as a credible supplementary measure to the risk-based capital requirements. In January 2014, the BCBS published an amended leverage ratio framework. The proposed timetable for the leverage ratio provides for testing and recalibration of the framework to occur until 2017, with public disclosure to commence from January 2015 and migration of the final standard to a Pillar 1 requirement from January 2018.

The BCBS is also currently conducting analysis on risk-weighted assets, which forms the denominator of the capital ratios. The BCBS has indicated that this work is intended to examine the consistency in the determination of risk-weighted assets within and across jurisdictions and which will ultimately allow the BCBS to develop potential policy options.

Each of these measures is in different stages of development and, following release of the respective regulations by the BCBS, APRA will consult on and develop the regulations to apply in Australia.

Recovery and resolution planning

In November 2011, the FSB finalised a comprehensive package of policy measures to improve the capacity of authorities to resolve failing SIFIs, without systemic disruption and without exposing taxpayers to risk of loss. As part of the package, a Recovery and Resolution Plan is required for any firm deemed by its home authority to have systemic importance to the domestic economy. APRA has undertaken a pilot Recovery Planning project applying to Australia’s largest banks, including Westpac, with final plans delivered to APRA in mid-2012. APRA has advised Westpac of its expectation that the Recovery Plan be maintained and Westpac is reviewing and updating its Recovery Plan where required.

In the US, Westpac is also required to satisfy the resolution plan requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). In December 2013, Westpac submitted a resolution plan in relation to the Group’s US operations to US bank regulatory authorities.

Australia

The Federal Government has embarked on a program of regulatory reform which will affect Westpac. This includes:

OTC derivatives reform

The international regulatory reforms relating to over-the-counter (OTC) derivatives continue to be implemented by financial regulators across the globe.

Locally, Westpac commenced reporting OTC Derivatives transactions to a Prescribed Repository in accordance with the Derivative Transaction Rules (Reporting) 2013 on 1 October 2013. Westpac continues to work with ASIC and industry associations in relation to the implementation of these rules and the phase-in of requirements to other industry participants.

In February 2014, the Australian Treasury issued a Proposals Paper on the Implementation of Australia’s G-20 OTC derivatives commitments, in which they proposed a central clearing mandate for US dollar, Euro, British Pound and Yen denominated interest rate derivatives traded between dealers with significant cross-border activities. It is expected that any such mandate would cover Westpac. The commencement of the central clearing mandate is expected to occur by early 2015.

As a provisionally-registered Swap Dealer with the US Commodity Futures Trading Commission (CFTC), Westpac is subject to a range of entity-level and transaction-level requirements pursuant to the Dodd-Frank Act. Under the CFTC Rules implementing the provisions of the Dodd-Frank Act, limited mandates relating to central clearing, reporting, exchange trading and risk mitigation are now in place.

On 4 December 2013, a lawsuit was filed by global industry bodies challenging the CFTC’s cross-border guidance and the cross-border aspects of related rules. Westpac is actively monitoring the progress of the lawsuit and will assess the impact of any determination.

Westpac continues to monitor developments and comply with requirements imposed by international regulators. These include regulations published by the CFTC and the Securities and Exchange Commission under the Dodd-Frank Act; by the European Securities and Markets Authority and local European financial regulators under the European Market Infrastructure Regulations (EMIR) and Markets in Financial Instruments Directive (MiFID II); and by various financial regulators in Asia. Westpac also continues to monitor the international response to the final

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policy framework for establishing margin requirements for uncleared OTC derivatives as published by the BCBS and the International Organisation of Securities Commission (IOSCO) on 2 September 2013.

Superannuation changes

In December 2013, BT launched a number of MySuper products to allow employers to make their super guarantee contributions to their BT default super fund. A MySuper product is a default investment option where investment choice is not elected by the member and is generally a low cost, simple superannuation product. Other legislative changes include enhanced trustee and director obligations as well as ‘SuperStream’, a measure to improve the efficiency of processing superannuation transactions through the use of technology. An established project team continues to assess and implement changes to the Group’s existing superannuation products and governance to ensure compliance with the new requirements.

Financial advice changes

The majority of the Future of Financial Advice (FOFA) reforms commenced for the Westpac Group on 1 July 2013, although several provisions relating to employee remuneration and payments under particular existing arrangements will not apply until 1 July 2014. The Government announced proposed reforms to the FOFA laws on 20 December 2013. The proposed reforms include the removal of the requirement to opt-in to ongoing adviser services every two years and the addition of a general advice exemption from the ban on conflicted remuneration. A bill to amend FOFA was introduced into parliament on 19 March 2014. The bill has been referred to the Senate Economics Legislation Committee, which is due to report in mid-June. Other proposed changes which were intended to be made by regulations in the first quarter of this year have been delayed by the Government. The final form and timing of these changes is still uncertain.

Privacy law reform

Significant amendments to the Privacy Act 1988 (Cth) commenced on 12 March 2014. As a result the Westpac Group has amended a wide range of documents, systems and procedures in relation to the management of personal and credit information.

United States

There are a number of significant regulatory reforms currently occurring in the United States (US). These include:

Dodd-Frank Act

Legislation designed to reform the system for supervision and regulation of financial firms in the US was signed into law on 21 July 2010. The Dodd-Frank Act contains a wide range of provisions that will affect financial institutions operating in the US, including foreign banks like Westpac. Included among its provisions are reforms designed to:

■                 reduce systemic risk presented by very large financial institutions;

■                 promote enhanced supervision, regulation, and prudential standards for financial institutions;

■                 establish comprehensive supervision of financial markets;

■                 impose new limits on permissible financial institution activities and investments;

■                 expand regulation of the derivatives markets, protect consumers and investors from financial abuse; and

■                 provide the US Government with the tools needed to manage a financial crisis.

Many of the provisions of the Dodd-Frank Act require extensive rulemaking by US regulatory agencies before the provisions become effective. The issuance of final rules under the Dodd-Frank Act remains far from complete, with the process continuing. US regulatory agencies have released final rules to implement Section 619 of the Dodd-Frank Act (the Volcker rule) and to strengthen the regulation of the US operations of non-US banks. At this time, apart from investments in compliance activities, we do not expect these rules to have a significant impact on the Group’s business activities.

Foreign Account Tax Compliance Act (FATCA)

Provisions commonly referred to as FATCA and related US Treasury regulations generally require Foreign Financial Institutions (FFIs), such as Westpac, to enter into an FFI agreement (if they are not subject to the provisions of a Model 1 Intergovernmental Agreement (IGA)) under which they agree to identify and provide the US Internal Revenue Service (IRS) with information on certain US connected accounts, or otherwise face 30% withholding tax on certain payments made to the FFI. In addition, FFIs that have entered into an FFI agreement will be required to withhold on certain payments made to FFIs that are neither party to an FFI agreement nor subject to an IGA and certain account holders that fail to provide prescribed information. On 28 April 2014, the Australian Government announced it had signed an IGA with the United States, and that it would introduce

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legislation to give effect to the IGA as soon as possible. The Australian IGA, and any IGAs that may be concluded between the US and other countries in which Westpac conducts business, will relieve Westpac of the requirement to withhold on payments to, or close, certain accounts, and will provide certain other benefits.

Westpac is implementing changes to its business operations to comply with the requirements of FATCA across all jurisdictions in which it operates. Westpac currently expects (subject to any restrictions under local law), that it will enter into an FFI agreement with respect to its branches and affiliated FFIs not located in countries that have entered into an IGA. It is anticipated that compliance with FATCA will give rise to significant costs and operational burdens, but that IGAs will reduce those costs and burdens, where applicable.

OECD Common Reporting Standard

The Organisation for Economic Cooperation and Development (OECD) is developing Common Reporting Standard (CRS) rules for the automatic exchange of financial account information amongst OECD member states. These rules are expected to impose identification and reporting obligations similar to the FATCA rules. Final CRS rules and a final model CRS agreement have not yet been released. If implemented the CRS rules could impose additional costs and operational burdens on Westpac.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

Basel III

The RBNZ has adopted the core Basel III capital measures relating to new capital ratios and most of the recommendations relating to the definition of capital. From 1 January 2013, the requirements for Total Tier 1 capital increased to 6.0% and must include common equity of 4.5%. The conservation buffer was implemented in full from 1 January 2014 at which time Total Tier 1 capital increased to 8.5% and is required to include 7% common equity. The RBNZ has not specified any upper limit on the countercyclical buffer. The RBNZ has not adopted the leverage ratio.

Financial Markets Conduct Act (FMCA)

The FMCA represents an overhaul of the existing securities law regime in New Zealand and will impact various aspects of the wider Westpac New Zealand business. It introduces changes to product disclosure and governance together with new licensing and registration requirements. The existing prospectus/investment statement dual disclosure model will no longer apply. A single product disclosure statement will be implemented and this will be supported by an online register of other material documentation. The FMCA was enacted in September 2013, however, most of the provisions will come into force at a later date. Much of the detail will be prescribed in regulations which are being promulgated in stages.

Credit law reform/responsible lending

The Credit Contracts and Financial Services Law Reform Bill was introduced into the House of Representatives in April 2013 and reported back from the Parliamentary Select Committee in March 2014. The Bill reforms the entire suite of legislation that governs consumer credit contracts. The Credit Contracts and Consumer Finance Act 2003 (CCCFA) is being amended to provide for a regulatory responsible lending code. In addition, existing consumer protections are being strengthened by changing current CCCFA provisions on disclosure, fees, hardship and ‘oppressive contracts’.

Covered bond legislation

The Reserve Bank of New Zealand (Covered Bonds) Amendment Bill was passed in December 2013. It provides a legislative framework for the issuance of covered bonds by New Zealand registered banks. New Zealand registered banks were already permitted by the RBNZ to issue covered bonds and have a condition of registration that a covered bond issuance cannot exceed 10% of total assets. However, the legislation provides certainty for investors that the cover pool assets will be disgorged from statutory management and liquidation regimes.  Covered bond programs must be registered with the RBNZ under the legislation. A transition period of nine months has been provided for the registration of existing programs.

Consumer Law Reform

The Consumer Law Reform Bill was passed in December 2013. The Bill amended six separate acts, including the Fair Trading Act. Among the amendments being introduced into the Fair Trading Act are prohibitions on unfair contract terms and on making unsubstantiated representations about a product or service. The unfair contract terms provisions comes into force in March 2015 while the unsubstantiated representations prohibitions come into effect in June 2014.

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3.0                              DIVISIONAL RESULTS

Divisional results are presented on a management reporting basis.

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as “Cash Earnings1”. Cash Earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS. The specific adjustments outlined below include both cash and non-cash items. Cash Earnings, as calculated by the Westpac Group, is viewed as a measure of the level of profit that is generated by ongoing operations.

A reconciliation of Cash Earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set forth in Section 6. To calculate Cash Earnings, Westpac adjusts net profit attributable to owners of Westpac Banking Corporation for the items outlined below. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Three categories of adjustments are made to reported results to determine Cash Earnings:

■                 Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

■                 Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

■            Accounting reclassifications between individual line items that do not impact reported results, such as policyholder tax recoveries2.

Internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative periods have been revised and may differ from results previously reported. Overhead costs are allocated to revenue generating divisions.

The Group’s internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and business unit alignment, tailored to the jurisdictions in which we operate. Transfer pricing allows us to measure the relative contribution of our products and divisions to the Group’s interest margin, and other dimensions of performance. Key components of the Group’s transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk and allocation of basis and contingent liquidity costs, including capital allocation.

The discussion of our divisional results and certain data in Sections 3 and 6 are presented on a Cash Earnings basis, unless otherwise stated. Cash Earnings are not directly comparable to statutory results presented in other parts of this Interim Profit Announcement.

1      Cash Earnings adjustments are explained on pages 112 and 113.

2      Policyholder tax recoveries – Income and tax amounts that are grossed up to comply with the AAS accounting standard covering Life Insurance Business (policyholders tax recoveries) are reversed in deriving income and taxation expense on a Cash Earnings basis.

interim RESULTS 2014

divisional

results

3.1                                       Australian Financial Services

Australian Financial Services (AFS) is responsible for the Westpac Group’s Australian retail banking, business banking and wealth operations. It incorporates the operations of Westpac Retail & Business Banking (Westpac RBB), St.George Banking Group (St.George) and BT Financial Group Australia (BTFG). AFS also includes the product, marketing and risk responsibilities for Australian retail banking and wealth.

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Net interest income	4,831	4,709	4,568	3	6
Non-interest income	2,059	1,917	1,789	7	15
Net operating income before operating expenses and impairment charges	6,890	6,626	6,357	4	8
Operating expenses	(3,012)	(2,892)	(2,840)	(4)	(6)
Profit before impairment charges and income tax expense	3,878	3,734	3,517	4	10
Impairment charges	(330)	(414)	(366)	20	10
Operating profit before tax	3,548	3,320	3,151	7	13
Tax and non-controlling interests	(1,087)	(996)	(955)	(9)	(14)
Cash Earnings	2,461	2,324	2,196	6	12
Cash Earnings adjustments	(70)	(75)	(75)	7	7
Net profit after tax	2,391	2,249	2,121	6	13

Operating expenses to Net operating income ratio (Cash Earnings basis)	43.7%	43.6%	44.7%	(7bps)	96bps

				% Mov’t	% Mov’t
$bn	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Deposits
Term deposits	101.0	105.2	106.6	(4)	(5)
Other	162.3	153.8	140.3	6	16
Total deposits	263.3	259.0	246.9	2	7
Net loans
Mortgages	337.8	328.2	321.5	3	5
Business	80.2	76.7	75.7	5	6
Other	22.0	18.8	18.6	17	18
Total net loans	440.0	423.7	415.8	4	6
Total assets	466.6	453.9	446.1	3	5

interim RESULTS 2014

divisional

results

3.1.1                            Westpac Retail & Business Banking

Westpac Retail & Business Banking (Westpac RBB) is responsible for sales and service to consumer, SME, commercial and agribusiness customers (with turnover of up to $100 million) in Australia under the Westpac brand. Activities are conducted through Westpac RBB’s network of branches, third party distributors, call centres, ATM’s EFTPOS terminals, internet and mobile banking services, business banking centres and specialised consumer and business relationship managers. Support is provided by cash flow, trade finance, transactional banking, financial markets, property finance and wealth specialists. All revenue from wealth products sold to Westpac RBB customers is included in BTFG’s financial results. Westpac WRBB also recognises 50% of revenue generated from the sale of specific WIB products as part of the WIB/AFS partnership.

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Net interest income	2,918	2,869	2,786	2	5
Non-interest income	691	683	637	1	8
Net operating income before operating expenses and impairment charges	3,609	3,552	3,423	2	5
Operating expenses	(1,595)	(1,574)	(1,550)	(1)	(3)
Profit before impairment charges and income tax expense	2,014	1,978	1,873	2	8
Impairment charges	(226)	(242)	(244)	7	7
Operating profit before tax	1,788	1,736	1,629	3	10
Tax and non-controlling interests	(537)	(523)	(487)	(3)	(10)
Cash Earnings	1,251	1,213	1,142	3	10
Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	1,251	1,213	1,142	3	10

Operating expenses to Net operating income ratio (Cash Earnings basis)	44.2%	44.3%	45.3%	11bps	108bps

				% Mov’t	% Mov’t
$bn	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Deposits
Term deposits	52.4	53.8	54.2	(3)	(3)
Other	101.3	96.3	88.0	5	15
Total deposits	153.7	150.1	142.2	2	8
Net loans
Mortgages	205.6	200.7	197.4	2	4
Business	47.1	46.6	45.6	1	3
Other	9.4	9.1	9.1	3	3
Total net loans	262.1	256.4	252.1	2	4
Total assets	268.2	261.9	257.5	2	4

interim RESULTS 2014

divisional

results

Financial Performance

First Half 2014 – Second Half 2013

Westpac RBB Cash Earnings were $1,251 million in First Half 2014, an increase of $38 million or 3% compared to Second Half 2013.

Net interest income increased $49 million or 2% with average interest-earning assets rising 1% and margins increasing 2 basis points.

■                 Net interest margin increased to 2.37% as the division remained disciplined in pricing, primarily due to:

-      An increase in deposit spreads of 4 basis points from improved term deposit spreads and reduction in at call rates. This benefit was partly offset by lower hedging benefit on low interest deposits and higher take-up of bonus rate offers; and

-      A decrease in lending spreads of 4 basis points, due to the repricing of mortgage rates in August 2013, a lift in the proportion of lower spread fixed rate lending and competition in mortgage and business lending; and

-      Wholesale funding and other impacts improved 2 basis points.

■                 Total net loans increased $5.7 billion or 2%, primarily due to:

-      An increase in mortgages of $4.9 billion or 2% from targeted advertising including the ‘Home Owns’ campaign, and an increase in the mortgage sales force and from an improvement in processes. New lending was up 13% compared to Second Half 2013 but was partly offset by accelerated repayments;

-      An increase in business lending of $0.5 billion or 1% with growth in commercial lending partially offset by repayments in Agribusiness; and

-      An increase in other consumer lending of $0.3 billion or 3%, with growth in both personal lending and cards. The division improved its processes for targeting and assessing personal lending in the branch network and this has contributed to growth.

■                 Total deposits increased $3.6 billion or 2%, with growth in household deposits primarily due to:

-      Growth in at call Reward Saver, eSaver and business working accounts given the potential for higher rates of interest along with a preference to hold cash in more flexible at call accounts;

-      Consumer transaction account balances were higher supported by the division’s focus on building stronger MyBank customer relationships and from a $1.5 billion uplift in mortgage offset accounts; and

-      Business savings and transaction balances grew $0.4 billion.

Non-interest income increased $8 million or 1%, primarily due to:

■                 An increase in card related fees, including higher interchange driven by the introduction of the new Westpac Black credit card, and income associated with loyalty point redemptions, partly offset by

■                 Lower markets income on fixed rate bills as interest rates stabilised and lower fee income from business lending.

Operating expenses increased $21 million or 1% with productivity benefits creating capacity for increased investment, primarily due to:

■                 A decrease in distribution expense of 3% with improved productivity from previous investment and reduced property spend partially offset by annual salary increases, effective from 1 January 2014; offset by

■                 Additional regulatory and compliance costs and higher amortisation; and

■                 Higher credit card loyalty point redemption expenses.

Asset quality has remained sound across the portfolio with impairment charges falling $16 million or 7%, primarily due to:

■                 Business impairments decreased $47 million, from lower new impaired assets, improvements in the quality of the portfolio and a reduction in direct write-offs; and

■                 Consumer impairment charges were $31 million higher reflecting portfolio growth and higher short term delinquencies.

interim RESULTS 2014

divisional

results

First Half 2014 - First Half 2013

Westpac RBB Cash Earnings were $1,251 million in First Half 2014, an increase of $109 million or 10% compared to First Half 2013.

Net interest income increased $132 million or 5% with a 2% rise in average interest-earning assets and an improvement in margins, primarily due to:

■                 Margins increased 6 basis points to 2.37%. The benefit was primarily attributable to improved term deposit spreads and a reduction in wholesale funding costs.

■                 Total net loans increased $10.0 billion or 4%, primarily due to:

-         An increase in mortgages of $8.2 billion or 4%, with growth skewed to the latter months of First Half 2014;

-         An increase in other consumer lending of 3%, with growth in personal lending; and

-         An increase in business lending of 3%.  Most of the rise was in term lending with other short-term lending and working capital balances (including overdrafts) lower.  Run-off was also higher over First Half 2014, including from accelerated repayments, as businesses took advantage of low interest rates.

■                 Total deposits increased $11.5 billion or 8%, primarily due to:

-         An increase in consumer at call deposits of $11.3 billion or 19% driven by growth across a range of products (Reward saver, eSaver and mortgage offset accounts);

-         An increase in business savings and transaction balances of $2.1 billion or 7% from targeted campaigns such as Think Transactional and the introduction of products such as Notice Saver; and

-         A decrease in term deposits of 3%.

Non-interest income increased $54 million or 8%, primarily due to:

■                 An increase in cards income due to an increase in the use of premium rewards cards, such as Westpac Black; and

■                 An increase in business lending fees, which were repriced to more appropriately reflect the risk of providing business facilities.

Operating expenses increased $45 million or 3%, primarily due to:

■                 Higher investment related costs, particularly amortisation of technology investments caused the majority of operating expense increases;

■                 Salaries and wages were relatively flat with productivity improvements offset by annual salary increases; and

■                 An increase in occupancy expenses in line with market rent reviews while other expenses were slightly lower with reduced spending on advertising and disciplined expense management.

Impairment charges decreased $18 million or 7% from the continued improvement in asset quality over First Half 2014. Most of the decline was due to a reduction in new impaired assets in the business portfolio and this was also reflected in the reduction in stressed assets. Mortgage 90+ days delinquencies improved 8 basis points while other consumer delinquencies were little changed.

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

3.1.2                            St.George Banking Group

St.George Banking Group (St.George) is responsible for sales and service to consumer, SME and corporate customers (businesses with facilities up to $150 million) in Australia under the St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through St.George’s network of branches, third party distributors, call centres, ATMs, EFTPOS terminals, internet and mobile banking services, business banking centres and specialised consumer and business relationship managers. Support is provided by cash flow, trade finance, transactional banking, automotive and equipment finance, financial markets, property finance, and wealth specialists. All revenue from wealth products sold to St.George customers is included in BTFG’s financial results. St.George also recognises 50% of revenue generated from the sale of specific WIB products as part of the WIB/AFS partnership.

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Net interest income	1,708	1,639	1,577	4	8
Non-interest income	252	241	228	5	11
Net operating income before operating expenses and impairment charges	1,960	1,880	1,805	4	9
Operating expenses	(747)	(709)	(693)	(5)	(8)
Profit before impairment charges and income tax expense	1,213	1,171	1,112	4	9
Impairment charges	(108)	(171)	(122)	37	11
Operating profit before tax	1,105	1,000	990	11	12
Tax and non-controlling interests	(333)	(299)	(299)	(11)	(11)
Cash Earnings	772	701	691	10	12
Cash Earnings adjustments	(59)	(64)	(64)	8	8
Net profit after tax	713	637	627	12	14

Operating expenses to Net operating income ratio (Cash Earnings basis)	38.1%	37.7%	38.4%	(40bps)	28bps

				% Mov’t	% Mov’t
$bn	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Deposits
Term deposits	36.4	39.6	39.7	(8)	(8)
Other	52.4	49.0	44.5	7	18
Total deposits	88.8	88.6	84.2	-	5
Net loans
Mortgages	120.2	116.3	113.4	3	6
Business	31.8	28.9	28.9	10	10
Other	10.5	7.5	7.2	40	46
Total net loans	162.5	152.7	149.5	6	9
Total assets	169.6	159.8	156.9	6	8

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

Financial Performance

First Half 2014 – Second Half 2013

St.George Cash Earnings were $772 million in First Half 2014, an increase of $71 million or 10% compared to Second Half 2013.  The inclusion of Lloyds added $14 million to Cash Earnings.

Net interest income increased $69 million or 4% with average interest-earning assets increasing 4% and margins increasing 2 basis points to 2.27%

■              Excluding Lloyds, margins were flat with reduction in lending spreads from increased competition and customer preference for lower margin fixed rate lending. This was partly offset by lower deposit costs due to term and at call deposit repricing.

■                 Total net loans increased $9.8 billion or 6%, primarily due to:

-         An increase in mortgages of $3.9 billion or 3% with all brands contributing to the rise. The St.George brand contributed $2.2 billion, Bank of Melbourne added $1.2 billion, BankSA rose $0.2 billion and RAMS lifted its portfolio by $0.3 billion;

-         Lloyds added $6.3 billion or 4% to loans with $2.5 billion reported in other consumer (auto finance) lending and $3.8 billion reported under business lending;

-         An increase in other consumer lending (excluding Lloyds) of $0.5 billion or 7% with growth in cards of 9%, auto finance of 5% and personal loans of 6% as the division focused on supporting customers broader financial needs; and

-         A decrease in business lending (excluding Lloyds) of $0.9 billion or 3% over First Half 2014 principally from a further reduction in gearing from property related companies and the work-out or exit of stressed assets.

■      Total deposits increased $0.2 billion with growth concentrated in household savings and business transaction accounts, primarily due to:

-         An increase in savings deposits of $4.6 billion, particularly Incentive Saver and mortgage offset accounts.  Business transaction accounts were also higher; and

-         A decrease in term deposits of 8% driven primarily by business term deposits, as lower interest rates led to an increased customer preference to hold balances in at call accounts.

Non-interest income increased $11 million or 5%, primarily due to:

-         An increase in business lending fees which have continued to be aligned to reflect associated risk;

-         Higher interchange fees from growth in credit card balances and an increase in card activity; and

-         Fee income related to Lloyds, partially offset by

-         A decrease in merchant facility fees.

Operating expenses increased $38 million or 5%, with Lloyds accounting for $28 million. Excluding Lloyds, expense growth was 1%, primarily due to:

■               Continued investment associated with the expansion of Bank of Melbourne along with the further roll-out of Business Connect and FreshStart;

■                 An increase in technology related costs, including project amortisation; and

■             Other expenses were relatively flat with productivity initiatives and disciplined expense management offsetting increased salaries and CPI related increases.

Impairment charges decreased $63 million or 37% reflecting a further improvement in asset quality, particularly in the business portfolio:

■                Business impairment charges declined significantly, due to a reduction in new impaired assets, the improvement in the existing portfolio also contributed to the fall, particularly property, with the further work-out or exit of some stressed exposures; and

■                 Consumer impairment charges were higher over the half mostly due to credit cards and auto finance loans.

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

First Half 2014 - First Half 2013

St.George Cash Earnings were $772 million in First Half 2014, an increase of $81 million or 12% compared to First Half 2013.

Net interest income increased $131 million or 8% supported by a 5% rise in average interest-earning assets and a 7 basis point improvement in margins, primarily due to:

■                 Margins increased, primarily due to:

-         Improved deposit spreads following repricing particularly in term deposits with a reduction in at call headline rates. Lending spreads were flat over the year with an improvement in short-term funding costs offset by increased competition and customer preferences for fixed rate lending.

■                 Total net loans increased $13.0 billion or 9%, primarily due to:

-         An increase in mortgages of $6.8 billion or 6%.  Growth was achieved across brands with the St.George brand up $3.7 billion, Bank of Melbourne contributing $2.1 billion, BankSA up $0.4 billion and RAMS rising $0.6 billion;

-         Lloyds accounted for $6.3 billion of the increase; and

-         A decrease in business lending (excluding Lloyds) of 3% over the period primarily due to lower commercial property lending including a reduction in stressed assets.

■                 Total deposits have increased $4.6 billion or 5%, primarily due to:

-         An increase in consumer savings accounts of $5.8 billion as customers preferred to hold funds at call.  This increase was partially offset by an 8% decrease in term deposits driven largely by business term deposits;

-         An increase in mortgage offset accounts of $1.4 billion; and

-         An increase in business transaction deposits of $0.8 billion.

Non-interest income increased $24 million or 11%, primarily due to:

■                 Higher business line fees from the repricing of facilities;

■                 Higher revenue associated with the growth in mortgages; and

■                 The addition of Lloyds.

Operating expenses increased $54 million or 8%.  Excluding Lloyds, expenses increased 4%, primarily due to:

■             Increased investment in Bank of Melbourne, Business Connect and the roll out of FreshStart branches. This investment has included more branches,  increased employees, fit-out expenses and a rise in depreciation and software amortisation; and

■                Increases in business as usual costs were largely offset by productivity savings and disciplined expense management.

Impairment charges decreased $14 million or 11% with lower business impairment charges:

■                Business impairment charges decreased $38 million due to the continued improvement in asset quality and lower levels of new impaired business facilities; and

■                Consumer impairment charges increased $24 million primarily due to growth and higher provisions for personal loans and credit cards.

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

3.1.3                            BT Financial Group (Australia)

BT Financial Group (Australia) (BTFG) is Westpac’s Australian wealth division.

BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, platforms including BT Wrap and Asgard, private banking, financial planning as well as equity capability and broking. BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance.  BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management Ltd (61.1% owned by the Westpac Group and consolidated in BTFG’s Funds Management business), Licensee Select, BT Select, Securitor and the Advice, Private Banking and Insurance operations of Bank of Melbourne, BankSA, St.George, and Westpac.

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Net interest income	205	201	205	2	-
Non-interest income	1,116	993	924	12	21
Net operating income before operating expenses and impairment charges	1,321	1,194	1,129	11	17
Operating expenses	(670)	(609)	(597)	(10)	(12)
Profit before impairment charges and income tax expense	651	585	532	11	22
Impairment charges	4	(1)	-	large	-
Operating profit before tax	655	584	532	12	23
Tax and non-controlling interests	(217)	(174)	(169)	(25)	(28)
Cash Earnings	438	410	363	7	21
Cash Earnings adjustments	(11)	(11)	(11)	-	-
Net profit after tax	427	399	352	7	21

Operating expenses to Net operating income ratio (Cash Earnings basis)	50.7%	51.0%	52.9%	29bps	216bps

				% Mov’t	% Mov’t
$bn	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Total assets	28.8	32.2	31.7	(11)	(9)
Funds under management	82.1	76.2	65.7	8	25
Funds under administration	106.8	102.7	95.5	4	12

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

Financial Performance

First Half 2014 – Second Half 2013

BTFG Cash Earnings were $438 million in First Half 2014, an increase of $28 million or 7% compared to Second Half 2013.

Net interest income increased $4 million or 2% driven by increased volumes and stronger margins in private wealth:

     Lending increased 5% as business lending and mortgages increased in private wealth;

     Deposits increased 2% with more money flowing into at call accounts that allow investors to be more responsive to opportunities, partially offset by lower average balances in margin lending.

Non-interest income increased $123 million or 12%, primarily due to:

     Strong asset management performance with returns above benchmarks has led to a significant rise in performance fees received in BTIM (up $105 million);

     An increase in FUM related income with average FUM balances increasing 14% (partly due to markets and exchange rate movements) and margins flat;

     An increase in FUA related income with positive inflows onto the BT Wrap and Asgard platforms and improved markets including the ASX 200 up 5%.  FUA margins were marginally lower due to competitive pressures and higher average balances;

     An increase in Life Insurance income supported by increased in-force premiums.  Net earned premiums increased $16 million and claims were broadly in line with Second Half 2013, partially offset by

     A decrease in General Insurance income with an $18 million rise in claims associated with extreme weather events.  Net earned premiums increased 7% in line with the uplift in gross written premiums; and

     LMI income was broadly flat as lower income from premiums due to a reduction of risk in the portfolio implemented in 2009 was offset by lower claims.

Operating expenses increased $61 million or 10%, primarily due to:

     An increase in performance related payments of $55 million associated with the strong performance fees received;

     Investments added around $10 million to expenses, including the expansion of the distribution network, particularly financial planners and their support staff.  Project costs were also higher mostly associated with the investment in the new Panorama platform; and

     Other costs were largely flat with increases from annual salary reviews and CPI increases offset by productivity benefits.

There was an impairment benefit of $4 million for the half from provision write-backs and recoveries in margin lending.

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

First Half 2014 – First Half 2013

BTFG Cash Earnings were $438 million in First Half 2014, an increase of $75 million or 21% compared to First Half 2013.

Net interest income remained flat.

Non-interest income increased $192 million, or 21%, primarily due to:

     An increase in BTIM performance fees of $81 million;

     An increase in FUM related income with a 29% rise in average FUM from both inflows and improved markets;

     An increase in FUA income with a 15% rise in average FUA from inflows and improved asset markets, offset by a decline in margins;

     An increase in Advice income of $20 million or 13% due to a productivity uplift in salaried financial planners and flows across dealer groups;

     An increase in Life Insurance income with higher net earned premiums partly offset by a small rise in loss rates.  In-force premiums increased 16% over the year with stronger sales following the expansion of distribution to the independent financial advisor and aligned financial planner networks. Claims were up $18 million, from both the impact of the larger portfolio and the higher loss rates;

     An increase in General Insurance income with net earned premiums rising $16 million or 10% from home and contents sales, as a result of a multi-channel acquisition strategy. Extreme weather event claims were $13 million lower compared to those experienced in First Half 2013, partially offset by

     A decrease in LMI revenue of $3 million.

Operating expenses increased $73 million or 12%, primarily due to:

     An increase in performance related payments associated with higher performance fees;

     Costs associated with regulatory change and investments; and

     Increases in business as usual costs were offset by productivity benefits.

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

3.2                                       Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and Government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia.

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Net interest income	811	812	818	-	(1)
Non-interest income	770	821	812	(6)	(5)
Net operating income before operating expenses and impairment charges	1,581	1,633	1,630	(3)	(3)
Operating expenses	(590)	(566)	(549)	(4)	(7)
Profit before impairment charges and income tax expense	991	1,067	1,081	(7)	(8)
Impairment (charges) / benefits	90	46	43	96	109
Operating profit before tax	1,081	1,113	1,124	(3)	(4)
Tax and non-controlling interests	(329)	(323)	(339)	(2)	3
Cash Earnings	752	790	785	(5)	(4)
Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	752	790	785	(5)	(4)

Operating expenses to Net operating income ratio (Cash Earnings basis)	37.3%	34.7%	33.7%	(266bps)	(364bps)

				% Mov’t	% Mov’t
$bn	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Deposits	72.2	72.8	66.3	(1)	9
Net loans	64.0	56.5	56.0	13	14
Total assets	105.7	97.2	95.5	9	11
Funds under management	6.6	6.0	7.4	10	(11)

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

Financial Performance

First Half 2014 – Second Half 2013

WIB Cash Earnings were $752 million in First Half 2014, a decrease of $38 million or 5% compared to Second Half 2013.  The decrease was primarily due to:

     CVA was a charge of $1 million in First Half 2014, compared to a $67 million benefit in Second Half 2013, largely due to currency movements; and

     Performance fees from Hastings’ exit of listed infrastructure funds generated income of $54 million in Second Half 2013. This income was not repeated in First Half 2014.

Net interest income was flat with growth in average interest-earning assets of 9% offset by a 17 basis point decline in net interest margin.

     Total net loans increased $7.5 billion or 13%, due to growth in WIB’s targeted areas of Asian and Australian trade finance, natural resources, agribusiness and healthcare.  Excluding Lloyds, lending was up 11%; and

     Total deposits decreased $0.6 billion or 1% as the division continued to focus on the quality of its deposit base in the lead-up to the introduction of the LCR.

     Net interest margins decreased by 17 basis points, with reduced asset spreads and the mix impact of high growth in lower margin trade finance. The spread on transactional deposits was lower due to competition given the attractiveness of these deposits under new LCR requirements.  The acquisition of Lloyds had a minimal impact on margins.

Non-interest income decreased $51 million or 6%. Excluding the negative CVA movements and large Hastings income in the prior period, WIB’s non-interest income increased $70 million or 10%, from:

     Increased sales and trading revenues in Debt Markets;

     FX sales maintained the high level delivered in Second Half 2013 as moves in the AUD/USD supported a lift in customer demand for hedging products;

     Returns from the Energy business; and

     An $11 million contribution from Lloyds.

Operating expenses increased $24 million or 4%, primarily due to increased investment in building the Group’s capability in Asia, including additional FTE, foreign exchange translation impact and enhanced product systems. The acquisition of Lloyds added $5 million.

Asset quality continued to improve in First Half 2014 leading to a $90 million impairment benefit, a $44 million improvement over Second Half 2013.  Over recent halves, the fall in impaired and stressed assets has led to a reduction in provisions required. This combined with ongoing write-backs has led to the positive impairment contributions.

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

First Half 2014 - First Half 2013

WIB Cash Earnings were $752 million in First Half 2014, a decrease of $33 million or 4% compared to First Half 2013.

Net interest income decreased $7 million or 1% compared to First Half 2013 with an 11% increase in average interest-earning assets more than offset by a 25 basis point decline in margins:

     Total net loans increased $8.0 billion, ($7 billion excluding Lloyds) with most of the growth recorded in target areas including trade finance;

     Total deposits increased $5.9 billion, or 9%, with term deposits up 21%; and

     Margins decreased to 2.04% primarily attributed to an increase in competitive pressures across both assets and liabilities over the last 12 months. Asset spreads have reduced in response to increased global liquidity and improved wholesale funding markets. The spread in liabilities has not improved to the same extent as increased demand for high quality customer deposits has reduced transaction deposit spreads.

Non-interest income decreased $42 million or 5%. First Half 2013 included a $20 million benefit from CVA compared to a $1 million charge in First Half 2014. First Half 2013 also included significant revenue from the exit of listed infrastructure funds.

Excluding the impact of these items, WIB’s non-interest income increased $40 million or 5%, primarily due to:

     A 35% uplift in sales and trading revenue from FX&CCE, with the business well positioned to assist customers looking to manage currency exposures, primarily as the Australian dollar moved against the US dollar and for movements in energy markets; partially offset by

     Lower contribution from Debt Markets following a strong performance in First Half 2013. A period of stability in interest rates and a more benign interest rate outlook has reduced customer demand for interest rate hedging.

Operating expenses increased $41 million or 7%, primarily due to:

     Lloyds operating expenses ($5 million); and

     Increased investment in Asia contributed to higher FTE and increased technology costs.

Excluding these items, operating expenses were relatively flat.

Asset quality in WIB has continued to perform strongly contributing a $90 million benefit to earnings in First Half 2014, compared to a $43 million benefit in First Half 2013.  The improvement in asset quality and further write-backs has continued to see a positive impairment contribution. The slightly larger benefit in the current half has been due to lower new individually assessed provisions.

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

3.3                                       Westpac New Zealand

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand.  Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (NZ Division), a branch of Westpac, which is incorporated in Australia.  The division operates via an extensive network of branches and ATMs across both the North and South Islands.  Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac and WIB brands while insurance and wealth products are provided under Westpac Life and BT brands, respectively.  New Zealand also has its own infrastructure, including technology, operations and treasury. All figures are in New Zealand dollars (NZ$).

				% Mov’t	% Mov’t
NZ$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Net interest income	783	780	774	-	1
Non-interest income	239	236	237	1	1
Net operating income before operating expenses and impairment charges	1,022	1,016	1,011	1	1
Operating expenses	(422)	(414)	(431)	(2)	2
Profit before impairment charges and income tax expense	600	602	580	-	3
Impairment charges	(4)	(50)	(67)	92	94
Operating profit before tax	596	552	513	8	16
Tax and non-controlling interests	(164)	(152)	(145)	(8)	(13)
Cash Earnings	432	400	368	8	17
Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	432	400	368	8	17

Operating expenses to Net operating income ratio (Cash Earnings basis)	41.3%	40.7%	42.6%	(54bps)	134bps

				% Mov’t	% Mov’t
NZ$bn	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Deposits
Term deposits	24.5	24.9	24.3	(2)	1
Other	23.9	21.7	20.7	10	15
Total deposits	48.4	46.6	45.0	4	8
Net loans
Mortgages	38.6	37.5	36.4	3	6
Business	22.8	22.3	21.7	2	5
Other	1.8	1.8	1.8	-	-
Total net loans	63.2	61.6	59.9	3	6
Total assets	71.3	69.2	68.4	3	4
Funds under management	4.9	4.4	4.1	11	20
Funds under administration	1.5	1.4	1.3	7	15

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

Financial Performance (NZ$)

First Half 2014 – Second Half 2013

Westpac New Zealand Cash Earnings were $432 million in First Half 2014, an increase of $32 million or 8% compared to Second Half 2013.

Net interest income increased $3 million with a 3% increase in average interest-earning assets largely offset by a 4 basis point decline in margins.

     Total net loans increased $1.6 billion or 3%, primarily due to:

-   An increase in mortgages of 3% with growth in the LVR below 80% category.  Mortgages with an LVR greater than 80% represented just 7% of new flows; and

-   Business lending increased 2%. The division has experienced an increase in the level of new business although this was partially offset by the run-off in stressed business assets.

     Margins decreased 4 basis points, primarily due to:

-   A decrease in lending spreads principally due to the ongoing competitive environment and customers switching to lower spread fixed rate mortgages;

-   The decrease in business stressed assets of 21% also led to lower lending spreads; partially offset by

-   Improved deposit spreads, from actively managing the portfolio.

     Total deposits increased $1.8 billion or 4%, with growth in retail deposits of 3%. The increase in deposits fully funded loan growth leading to a 93 basis point improvement in the deposit to loan ratio of 76.6%:

-   An increase in other deposits of $2.2 billion or 10%, driven by targeted growth in online savings balances; and

-   A decrease in term deposits of $0.4 billion or 2%.

Non-interest income increased $3 million or 1%, primarily due to:

     Continued improvement in sales of wealth and insurance which has contributed to an 11% and 7% increase in FUM and FUA respectively and a 7% uplift of insurance in-force premiums.

Operating expenses increased $8 million or 2%, primarily due to:

     Operating expenses were well managed with increases driven by timing of marketing activity and investment in key strategic priorities, particularly digital, partially offset by

     Ongoing productivity benefits arising from changes in customer behaviour along with product and process simplification.

The improvement in asset quality contributed to a $46 million decline or 92% in impairment charges.  A further decline in business stressed assets and a lower incidence of new impaired assets were the principal reasons for the improvement.  Mortgage 90+ day delinquencies were in line with 30 September 2013 and other consumer 90+ day delinquencies were higher, consistent with seasonal trends.

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

First Half 2014 – First Half 2013

Westpac New Zealand Cash Earnings were $432 million in First Half 2014, an increase of $64 million or 17% compared to First Half 2013.

Net interest income increased $9 million or 1% with average interest-earning assets increasing 4% and margins declining 6 basis points:

     Margins decreased 6 basis points, primarily due to:

-   A decrease in lending spreads due to the ongoing competitive environment and a change in interest rate expectations that has seen customers continuing to switch from variable to lower spread fixed rate mortgages;

-   The run-off of business stressed assets (down 36%) has also reduced lending spreads as these assets typically have higher spreads, partially offset by

-   improved deposit spreads driven by actively managing the portfolio and targeted growth in online accounts.

     Total net loans increased $3.3 billion or 6%, primarily due to:

-   An increase in mortgages of $2.2 billion or 6%, driven by growth in the LVR below 80% category; and

-   An increase in business lending of $1.1 billion or 5%.  Improved new business origination was partially offset by the aforementioned reduction in stressed business assets.

     Total deposits increased $3.4 billion or 8% and fully funded loan growth:

-   Term deposits increased $0.2 billion or 1% and other deposits increased $3.2 billion or 15% driven by growth in online savings accounts reflecting the change in customer preference.

Non-interest income increased $2 million or 1%, primarily due to:

     Improved cross-sell contributing to a 20% and 15% increase in FUM and FUA respectively and a rise in wealth income, partially offset by

     Infrequent items in First Half 2013, including insurance recoveries associated with the Christchurch earthquake, which were not repeated in First Half 2014.

Operating expenses decreased $9 million or 2%, primarily due to:

     Benefits from productivity programs implemented during Full Year 2013 including review of operating models, along with product and process simplification; partially offset by

     Higher operating costs from investment in new distribution and digital technologies.

Impairment charges decreased $63 million or 94% as asset quality continued to improve:

     Further reduction in business stressed assets and a lower incidence of new impaired assets; and

     Reductions in mortgage and other consumer 90+ day delinquencies which improved 10 basis points and 6 basis points respectively.

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

3.3.1 New Zealand Division Performance (A$ equivalent)

Westpac New Zealand operations provide banking, wealth and insurance products and services to New Zealand consumer, business and institutional customers. The New Zealand wealth business includes New Zealand Life Company and BT New Zealand. Results for the First Half 2014, Second Half 2013, and First Half 2013 have been converted into Australian dollars (A$) at the actual average exchange rates each month, the average rates for the reporting periods are:  1.0973, 1.1775 and 1.2533 respectively.

				%Mov’t	%Mov’t
	Half Year	Half Year	Half Year	Mar 14 -	Mar 14 -
A$m	March 14	Sept 13	March 13	Sept 13	Mar 13
Net interest income	714	662	619	8	15
Non-interest income	217	199	190	9	14
Net operating income before operating expenses and impairment charges	931	861	809	8	15
Operating expenses	(385)	(353)	(344)	(9)	(12)
Profit before impairment charges and income tax expense	546	508	465	7	17
Impairment charges	(3)	(43)	(54)	93	94
Operating profit before tax	543	465	411	17	32
Tax and non-controlling interests	(150)	(129)	(115)	(16)	(30)
Cash Earnings	393	336	296	17	33
Less: Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	393	336	296	17	33

Operating expenses to Net operating income ratio (Cash Earnings basis)	41.4%	41.0%	42.5%	(35bps)	117bps

				%Mov’t	%Mov’t
	Half Year	Half Year	Half Year	Mar 14 -	Mar 14 -
$bn	March 14	Sept 13	March 13	Sept 13	Mar 13
Deposits	45.3	41.4	37.0	9	22
Net loans	59.2	54.7	48.1	8	23
Total assets	66.9	61.5	54.9	9	22
Funds under management	4.6	3.9	3.3	18	39
Funds under administration	1.4	1.2	1.0	17	40

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

3.4                                       Westpac Pacific

Westpac Pacific provides banking services for retail and business customers in seven Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Westpac Pacific’s financial products include personal savings, business transactional accounts, personal and business lending products, business services and a range of international products.

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Net interest income	70	73	75	(4)	(7)
Non-interest income	87	97	70	(10)	24
Net operating income before operating expenses and impairment charges	157	170	145	(8)	8
Operating expenses	(52)	(50)	(48)	(4)	(8)
Profit before impairment charges and income tax expense	105	120	97	(13)	8
Impairment charges	(6)	(1)	(2)	large	(200)
Operating profit before tax	99	119	95	(17)	4
Tax and non-controlling interests	(34)	(40)	(31)	15	(10)
Cash Earnings	65	79	64	(18)	2
Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	65	79	64	(18)	2

Operating expenses to Net operating income ratio (Cash Earnings basis)	33.1%	29.4%	33.1%	(371bps)	(2bps)

				% Mov’t	% Mov’t
$bn	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Deposits	2.5	2.6	2.6	(4)	(4)
Total assets	3.0	3.0	3.1	-	(3)

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

Financial Performance

First Half 2014 – Second Half 2013

Westpac Pacific Cash Earnings were $65 million in First Half 2014, a decrease of $14 million or 18% compared to Second Half 2013.

Net interest income decreased $3 million or 4%.  Lending and deposit balances were lower as the business sought to actively manage volumes and margin in a competitive market.  Competition for lending has lifted, particularly in PNG and Fiji while margins have decreased.

Non-interest income decreased $10 million or 10%. Customer foreign exchange income was lower as competition impacted margins, while the devaluation of the Kina reduced customer hedging activities.

Westpac Pacific continues to focus on improving the accessibility of basic banking services to people in the Pacific, through its “Everywhere Banking” initiatives.  These initiatives have made it easier for customers outside of the larger cities to access banking services.  As a result, new customers in the Pacific increased by 44,000 and fee income is increasing.

Operating expenses increased $2 million or 4% reflecting the increased investment in people and technology.

Impairment charges increased $5 million to $6 million, primarily due to three material exposures that became impaired in First Half 2014.  Overall credit quality remains stable in the region.

Translation gains from movements between the A$ and local currencies had little impact on Cash Earnings in First Half 2014.

First Half 2014 – First Half 2013

Westpac Pacific Cash Earnings were $65 million in First Half 2014, an increase of $1 million or 2% compared to First Half 2013.

Net interest income decreased $5 million or 7%.  Balance sheet volumes declined as the business managed intense competitive pressures in a modest credit growth environment.  A growing number of competitors in the region has kept downward pressure on margins, with net interest margins decreasing 51 basis points since First Half 2013.

Non-interest income increased $17 million or 24%, primarily due to higher foreign exchange income.  Westpac Pacific has leveraged its leading position in currency trade flows to maintain customer foreign exchange volumes. An easing in the intense competitive pressures experienced in First Half 2013 supported improved margins on customer hedging in First Half 2014.

Operating expenses increased $4 million or 8% due from increased investment in technology, higher salaries and a rise in other operating expenses.

Impairment charges increased $4 million, primarily due to the downgrade of a small number of larger exposures to impaired.

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

3.5                                       Group Businesses

This segment comprises:

■    Group items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of the Group’s operating segments earnings from non-core asset sales and certain other head office items such as centrally raised provisions;

■    Group Services, which encompasses technology, banking operations, compliance, legal and property services;

■    Treasury, the primary focus of which is the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth; and

■    Core Support, which comprises certain functions performed centrally, including finance, risk and human resources.

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Net interest income	251	211	365	19	(31)
Non-interest income	49	(23)	49	large	-
Net operating income before operating expenses and impairment charges	300	188	414	60	(28)
Operating expenses	(26)	(74)	(43)	65	40
Profit before impairment charges and income tax expense	274	114	371	140	(26)
Impairment charges	(92)	3	(59)	large	(56)
Operating profit before tax	182	117	312	56	(42)
Tax and non-controlling interests	(81)	(91)	(145)	11	44
Cash Earnings	101	26	167	large	(40)
Cash Earnings adjustments	(80)	(16)	(146)	large	45
Net profit after tax	21	10	21	110	-

Treasury comprises a significant portion of the Group Businesses segment. Its results are as follows:

Treasury				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Net interest income	292	194	362	51	(19)
Non-interest income	11	7	14	57	(21)
Net operating income before operating expenses and impairment charges	303	201	376	51	(19)

Cash Earnings	198	125	241	58	(18)
Cash Earnings adjustments	(18)	3	(75)	large	76
Net profit after tax	180	128	166	41	8

INTERIM RESULTS 2014

DIVISIONAL

RESULTS

Financial Performance

First Half 2014 – Second Half 2013

Cash Earnings were $101 million in First Half 2014, an increase of $75 million or 288% compared to Second Half 2013, due to higher Treasury earnings.

Net operating income increased $112 million or 60% due to higher Treasury income reflecting improved returns from management of the liquids portfolio and interest rate positions. Other major Group items in the half included the profit from sale of shares in Visa ($43 million).

Operating expenses decreased $48 million due to a reduction in defined benefits superannuation expense, employee provisions raised in Second Half 2013 were not repeated and a decrease in centrally managed program costs.

Impairment charges of $92 million in First Half 2014 reflects an increase in centrally held economic overlay impairment provisions related to sectors in the economy undergoing structural change.

Distributions to non-controlling interests reduced $15 million in First Half 2014 due to the maturity of 2003 TPS in Second Half 2013.

First Half 2014 – First Half 2013

Cash Earnings were $101 million in First Half 2014, a decrease of $66 million or 40% compared to First Half 2013 primarily reflecting lower Treasury earnings and higher impairments.

Net operating income decreased $114 million or 28% primarily due to reduced Treasury income following lower returns from management of the liquids portfolio. Other Group items were broadly consistent.

Operating expenses decreased $17 million due to lower costs associated with centrally managed programs.

Impairment charges increased $33 million, reflecting a larger change to centrally held economic overlay impairment provisions.

Distributions to non-controlling interest reduced by $15 million due to the maturity of the 2003 TPS in Second Half 2013.

Treasury Value at Risk (VaR)

Risk taking as measured by VaR for First Half 2014 was lower than in prior periods.

Average daily VaR for First Half 2014 was $15.5 million compared to $17.9 million for Second Half 2013 and $25.5 million for First Half 2013.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

4.1        Consolidated Income Statement (unaudited)

					% Mov’t	% Mov’t
$m	Note	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Interest income	3	15,864	16,145	16,864	(2)	(6)
Interest expense	3	(9,225)	(9,616)	(10,572)	4	13
Net interest income		6,639	6,529	6,292	2	6
Non-interest income	4	3,151	2,896	2,878	9	9
Net operating income before operating expenses and impairment charges		9,790	9,425	9,170	4	7
Operating expenses	5	(4,195)	(4,043)	(3,933)	(4)	(7)
Impairment charges	11	(341)	(409)	(438)	17	22
Profit before income tax		5,254	4,973	4,799	6	9
Income tax expense	7	(1,595)	(1,470)	(1,477)	(9)	(8)
Net profit for the period		3,659	3,503	3,322	4	10
Profit attributable to non-controlling interests		(37)	(39)	(35)	5	(6)
Net profit attributable to owners of Westpac Banking Corporation		3,622	3,464	3,287	5	10

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

4.2        Consolidated Balance Sheet (unaudited)

		As at	As at	As at	% Mov’t	% Mov’t
$m	Note	31 March 2014	30 Sept 2013	31 March 2013	Mar 14 - Sept 13	Mar 14 - Mar 13
Assets
Cash and balances with central banks		16,375	11,699	6,600	40	148
Receivables due from other financial institutions		8,744	11,210	12,580	(22)	(30)
Trading securities		43,420	46,330	46,346	(6)	(6)
Other financial assets designated at fair value		2,787	2,759	2,543	1	10
Derivative financial instruments	19	26,207	28,356	29,323	(8)	(11)
Available-for-sale securities		33,185	30,011	27,775	11	19
Loans – housing and personal	10	398,643	382,702	371,880	4	7
Loans – business	10	165,926	153,462	149,250	8	11
Life insurance assets		12,841	13,149	12,895	(2)	-
Regulatory deposits with central banks overseas		1,575	1,571	1,529	-	3
Property, plant and equipment		1,294	1,174	1,084	10	19
Deferred tax assets		1,395	1,773	1,855	(21)	(25)
Goodwill and other intangible assets[1]		12,683	12,341	12,108	3	5
Other assets		4,300	4,560	6,110	(6)	(30)

Total assets		729,375	701,097	681,878	4	7

Liabilities
Payables due to other financial institutions		15,211	8,836	8,043	72	89
Deposits and other borrowings	17	437,405	424,482	403,406	3	8
Financial liabilities at fair value through income statement		15,077	10,302	8,833	46	71
Derivative financial instruments	19	31,330	32,990	34,081	(5)	(8)
Debt issues		150,098	144,133	144,303	4	4
Current tax liabilities		430	895	523	(52)	(18)
Life insurance liabilities		11,594	11,938	11,794	(3)	(2)
Provisions		1,364	1,576	1,391	(13)	(2)
Deferred tax liabilities		27	22	22	23	23
Other liabilities		8,488	9,056	11,365	(6)	(25)

Total liabilities excluding loan capital		671,024	644,230	623,761	4	8

Loan capital
Subordinated bonds		5,873	4,886	5,500	20	7
Subordinated perpetual notes		382	378	338	1	13
Convertible debentures and trust preferred securities		612	616	562	(1)	9
Convertible preference shares		1,178	1,177	1,176	-	-
Stapled preferred securities (SPS)		-	-	1,034	-	(100)
Stapled preferred securities II (SPS II)		907	906	904	-	-
Capital Notes		1,368	1,367	1,366	-	-
Total loan capital		10,320	9,330	10,880	11	(5)
Total liabilities		681,344	653,560	634,641	4	7
Net assets		48,031	47,537	47,237	1	2
Shareholders’ equity
Share capital:
Ordinary share capital		26,954	27,021	26,879	-	-
Treasury shares and RSP treasury shares		(305)	(253)	(254)	(21)	(20)
Reserves		960	953	657	1	46
Retained profits		19,556	18,953	17,978	3	9
Total equity attributable to owners of Westpac Banking Corporation		47,165	46,674	45,260	1	4

Non-controlling interests
Trust Preferred Securities 2003 (TPS 2003)		-	-	1,137	-	(100)
Trust Preferred Securities 2006 (TPS 2006)		755	755	755	-	-
Other		111	108	85	3	31
Total non-controlling interests		866	863	1,977	-	(56)
Total shareholders’ equity and non-controlling interests		48,031	47,537	47,237	1	2

1         Goodwill and other intangible assets included $2,023 million in capitalised software ($1,897 million at 30 September 2013 and $1,651 million at 31 March 2013).

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

4.3        Consolidated Cash Flow Statement (unaudited)

					% Mov’t	% Mov’t
$m	Note	Half Year March 14	Half Year Sept 13	Half Year[1] March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Cash flows from operating activities
Interest received		15,745	16,310	16,738	(3)	(6)
Interest paid		(9,263)	(9,765)	(10,755)	5	14
Dividends received excluding life business		5	6	4	(17)	25
Other non-interest income received		2,770	4,101	2,517	(32)	10
Operating expenses paid		(4,276)	(3,379)	(3,338)	(27)	(28)
Income tax paid excluding life business		(1,581)	(1,182)	(1,509)	(34)	(5)
Life business:
Receipts from policyholders and customers		765	909	850	(16)	(10)
Interest and other items of similar nature		30	23	22	30	36
Dividends received		92	192	109	(52)	(16)
Payments to policyholders and suppliers		(844)	(1,023)	(889)	17	5
Income tax paid		(59)	(72)	(37)	18	(59)
Cash flows from operating activities before changes in operating assets and liabilities		3,384	6,120	3,712	(45)	(9)
Net (increase)/decrease in:
Trading and other financial assets designated at fair value		3,593	622	(941)	large	large
Loans		(17,678)	(8,793)	(6,874)	(101)	(157)
Due from other financial institutions		2,468	1,853	(2,364)	33	large
Life insurance assets and liabilities		(21)	(86)	(68)	76	69
Regulatory deposits with central banks overseas		(6)	120	369	(105)	(102)
Derivative financial instruments		937	9,747	(621)	(90)	large
Net increase/(decrease) in:
Financial liabilities at fair value through income		4,840	1,401	(1,135)	large	large
Deposits and other borrowings		10,253	13,993	8,162	(27)	26
Due to other financial institutions		6,199	(100)	463	large	large
Net cash provided by/(used in) operating activities	20	13,969	24,877	703	(44)	large
Cash flows from investing activities
Proceeds from available-for-sale securities		3,535	2,008	3,035	76	16
Purchase of available-for-sale securities		(6,751)	(4,679)	(7,123)	(44)	5
Purchase of intangible assets		(358)	(452)	(286)	21	(25)
Purchase of property, plant and equipment		(157)	(226)	(78)	31	(101)
Proceeds from disposal of property, plant and equipment		5	1	6	large	(17)
Purchase of controlled entity, net of cash acquired		(7,744)	-	-	-	-
Net cash used in investing activities		(11,470)	(3,348)	(4,446)	large	(158)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		998	592	1,366	69	(27)
Redemption of loan capital		(23)	(2,244)	-	99	-
Net increase/(decrease) in debt issues		4,004	(13,013)	(992)	131	large
Proceeds from exercise of employee options		25	74	50	(66)	(50)
Purchase of shares on exercise of employee options and rights		(73)	(114)	(60)	36	(22)
Shares purchased for delivery of employee share plan		(27)	-	-	-	-
Purchase of RSP treasury shares		(59)	-	(68)	-	13
Net sale/(purchase) of other treasury shares		7	1	6	large	17
Payment of dividends		(3,043)	(2,975)	(2,053)	(2)	(48)
Payment of distributions to non-controlling interests		(31)	(22)	(28)	(41)	(11)
Redemption of 2003 Trust Preferred Securities		-	(805)	-	100	-
Net cash provided by financing activities		1,778	(18,506)	(1,779)	110	200
Net increase/(decrease) in cash and cash equivalents		4,277	3,023	(5,522)	41	177
Effect of exchange rate changes on cash and cash equivalents		399	2,076	(401)	(81)	200
Cash and cash equivalents as at the beginning of the period		11,699	6,600	12,523	77	(7)
Cash and cash equivalents as at the end of the period		16,375	11,699	6,600	40	148

1     The 31 March 2013 comparatives have been revised to align with current presentation. Certain cash flows have been reclassified between operating activities, investing activities and financing activities. The reclassification had no impact on the reported net increase/decrease in cash and cash equivalents.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

4.4     Consolidated Statement of Comprehensive Income (unaudited)

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Net profit for the period	3,659	3,503	3,322	4	10
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) on available-for-sale securities:
Recognised in equity	180	97	(40)	86	large
Transferred to income statements	(67)	(76)	(28)	12	(139)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(122)	283	(334)	(143)	63
Transferred to income statements	(110)	(117)	(117)	6	6
Exchange differences on translation of foreign operations	(4)	129	(15)	(103)	73
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	(34)	(7)	22	large	large
Cash flow hedging reserve	71	(51)	136	large	(48)
Foreign currency translation reserve	-	(11)	-	100	-
Items that will not be reclassified subsequently to profit or loss
Own credit adjustment on financial liabilities designated at fair value	(14)	44	-	(132)	-
Remeasurement of defined benefit obligation recognised in equity (net of tax)	38	146	101	(74)	(62)
Other comprehensive income for the period (net of tax)
	(62)	437	(275)	(114)	77
Total comprehensive income for the period	3,597	3,940	3,047	(9)	18
Attributable to:
Owners of Westpac Banking Corporation	3,560	3,901	3,012	(9)	18
Non-controlling interests	37	39	35	(5)	6
Total comprehensive income for the period	3,597	3,940	3,047	(9)	18

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

4.5          Consolidated Statement of Changes in Equity (unaudited)

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Share capital
Balance as at beginning of period	26,768	26,625	26,163	1	2
Shares issued:
Dividend reinvestment plan	-	-	531	-	(100)
Exercise of employee share options and rights	25	74	50	(66)	(50)
Redemption of Westpac Stapled Performance Securities ‘SPS’	-	173	-	(100)	-
Shares purchased for delivery upon exercise of options and share rights (net of tax)	(65)	(105)	(57)	38	(14)
Shares purchased for delivery of employee share plan	(27)	-	-	-	-
Acquisition of RSP treasury shares	(59)	-	(68)	-	13
Disposal of other treasury shares	7	1	6	large	17
Balance as at period end	26,649	26,768	26,625	-	-
Available-for-sale securities reserve
Balance as at beginning of period	12	(2)	44	large	(73)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	180	97	(40)	86	large
Income tax effect	(54)	(30)	13	(80)	large
Transferred to income statements	(67)	(76)	(28)	12	(139)
Income tax effect	20	23	9	(13)	122
Balance as at end of period end	91	12	(2)	large	large
Share-based payment reserve
Balance as at beginning of period	920	868	790	6	16
Current period movement due to transactions with employees	90	52	78	73	15
Balance as at period end	1,010	920	868	10	16
Cash flow hedging reserve
Balance as at beginning of period	271	156	471	74	(42)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	(122)	283	(334)	(143)	63
Income tax effect	38	(87)	101	144	(62)
Transferred to income statements	(110)	(117)	(117)	6	6
Income tax effect	33	36	35	(8)	(6)
Balance as at period end	110	271	156	(59)	(29)
Foreign currency translation reserve
Balance as at beginning of period	(251)	(369)	(354)	32	29
Current period movement due to changes in other comprehensive income:
Exchange differences on translation of foreign operations	(4)	129	(15)	(103)	73
Tax on foreign currency translation adjustment	-	(11)	-	100	-
Balance as at period end	(255)	(251)	(369)	(2)	31
Other reserves
Balance as at beginning of period	1	4	7	(75)	(86)
Transactions with owners	3	(3)	(3)	200	200
Balance as at period end	4	1	4	large	-
Total reserves	960	953	657	1	46
Movements in retained profits were as follows
Balance as at beginning of period	18,953	17,978	17,174	5	10
Current period movement due to changes in other comprehensive income:
Profit attributable to owners of Westpac Banking Corporation	3,622	3,464	3,287	5	10
Own credit adjustment on financial liabilities designated at fair value	(14)	44	-	(132)	-
Remeasurement of defined benefit obligation recognised in equity (net of tax)	38	146	101	(74)	(62)
Transactions with owners:
Final dividend paid	(2,733)	-	(2,584)	-	(6)
Interim dividend paid	-	(2,665)	-	100	-
Special dividends paid	(310)	(310)	-	-	-
Realised gain on redemption of 2003 TPS	-	296	-	(100)	-
Balance as at period end	19,556	18,953	17,978	3	9
Total comprehensive income attributable to owners of Westpac Banking Corporation	3,560	3,901	3,012	(9)	18
Total comprehensive income attributable to non-controlling interests	37	39	35	(5)	6
Total comprehensive income for the period	3,597	3,940	3,047	(9)	18

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

4.6          Notes to Interim 2014 Reported Financial Information (unaudited)

Note 1.    Basis of preparation of financial information

The accounting policies and methods of computation adopted in the preparation of the Interim Financial Information are the same as those in the previous financial year and corresponding interim reporting period, unless specifically noted and are in accordance with Australian Accounting Standards (AAS) and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. All amounts have been rounded to the nearest million dollars unless otherwise stated.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 2.    Average balance sheet and interest rates

	Half Year			Half Year			Half Year
	31 March 2014			30 September 2013			31 March 2013
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions	8,599	43	1.0%	9,238	52	1.1%	9,060	61	1.4%
Trading securities	46,425	753	3.3%	45,299	772	3.4%	47,238	893	3.8%
Available-for-sale securities	29,377	664	4.5%	26,182	624	4.8%	23,108	602	5.2%
Other financial assets designated at fair value	2,068	36	3.5%	1,899	25	2.6%	1,723	42	4.9%
Regulatory deposits	1,402	10	1.4%	1,500	12	1.6%	1,524	11	1.4%
Loans and other receivables[1]	547,786	14,358	5.3%	524,035	14,660	5.6%	508,886	15,255	6.0%
Total interest earning assets and interest income	635,657	15,864	5.0%	608,153	16,145	5.3%	591,539	16,864	5.7%
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	1,213			299			1,149
Life insurance assets	13,356			13,024			12,400
All other assets[2]	74,428			77,981			71,984
Total non-interest earning assets	88,997			91,304			85,533
Total assets	724,654			699,457			677,072

	Half Year			Half Year			Half Year
	31 March 2014			30 September 2013			31 March 2013
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits and other borrowings	408,126	5,704	2.8%	392,604	6,088	3.1%	380,715	6,467	3.4%
Payables due to other financial institutions	14,408	144	2.0%	11,064	104	1.9%	7,574	86	2.3%
Loan capital	9,427	231	4.9%	9,659	259	5.3%	9,579	270	5.7%
Other interest bearing liabilities[3]	163,379	3,146	3.9%	155,520	3,165	4.1%	154,179	3,749	4.9%
Total interest bearing liabilities and interest expense	595,340	9,225	3.1%	568,847	9,616	3.4%	552,047	10,572	3.8%
Non-interest bearing liabilities
Deposits and payables due to other financial institutions	26,614			23,562			21,500
Life insurance policy liabilities	12,064			11,873			11,274
All other liabilities[4]	43,866			48,333			46,452
Total non-interest bearing liabilities	82,544			83,768			79,226
Total liabilities	677,884			652,615			631,273
Shareholders’ equity	45,907			44,866			43,831
Non-controlling interests	863			1,976			1,968
Total equity	46,770			46,842			45,799
Total liabilities and equity	724,654			699,457			677,072

1  Other receivables includes other assets, cash and balances held with central banks.

2  Includes property, plant and equipment, goodwill and intangibles, other assets, deferred tax assets and non-interest bearing loans relating to mortgage offset accounts.

3  Includes net impact of Treasury balance sheet management activities.

4  Includes provisions for current and deferred income tax and derivative financial instruments.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 2. Average balance sheet and interest rates (continued)

	Half Year			Half Year			Half Year
	31 March 2014			30 September 2013			31 March 2013
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Loans and other receivables[1]
Australia	465,618	12,552	5.4%	451,173	13,023	5.8%	447,627	13,689	6.1%
New Zealand	58,464	1,646	5.6%	52,987	1,494	5.6%	48,603	1,430	5.9%
Other overseas	23,704	160	1.4%	19,876	143	1.4%	12,656	136	2.2%

Deposits and other borrowings
Australia	338,600	4,928	2.9%	329,135	5,356	3.2%	322,114	5,785	3.6%
New Zealand	41,877	682	3.3%	37,532	629	3.3%	33,806	585	3.5%
Other overseas	27,649	94	0.7%	25,938	103	0.8%	24,795	97	0.8%

1  Other receivables includes other assets, cash and balances held with central banks.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 3. Net interest income

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Interest income
Cash	104	52	50	100	108
Receivables due from other financial institutions	43	52	61	(17)	(30)
Net ineffectiveness on qualifying hedges	(22)	(8)	39	(175)	(156)
Trading securities	753	772	893	(2)	(16)
Other financial assets designated at fair value	36	25	42	44	(14)
Available-for-sale securities	664	624	602	6	10
Loans	14,271	14,616	15,165	(2)	(6)
Regulatory deposits with central banks overseas	10	12	11	(17)	(9)
Other interest income	5	-	1	-	large
Total interest income	15,864	16,145	16,864	(2)	(6)

Interest expense
Payables due to other financial institutions	(144)	(104)	(86)	(38)	(67)
Certificates of deposit	(435)	(443)	(566)	2	23
At call and term deposits	(5,269)	(5,645)	(5,901)	7	11
Trading liabilities	(1,243)	(1,102)	(1,704)	(13)	27
Debt issues	(1,861)	(2,032)	(1,976)	8	6
Loan capital	(231)	(259)	(270)	11	14
Other interest expense	(42)	(31)	(69)	(35)	39
Total interest expense	(9,225)	(9,616)	(10,572)	4	13
Net interest income	6,639	6,529	6,292	2	6

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 4. Non-interest income

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Fees and commissions
Facility fees	644	645	608	-	6
Transaction fees and commissions received	631	577	583	9	8
Other non-risk fee income	183	171	139	7	32
Total fees and commissions	1,458	1,393	1,330	5	10

Wealth management and insurance income[1]
Life insurance and funds management net operating income	990	904	834	10	19
General insurance and lenders mortgage insurance net operating income	112	122	84	(8)	33
Total wealth management and insurance income	1,102	1,026	918	7	20

Trading income[2]
Foreign exchange income	274	238	202	15	36
Other trading securities	272	314	315	(13)	(14)
Total trading income	546	552	517	(1)	6

Other income
Dividends received	5	6	4	(17)	25
Net gain on disposal of assets	53	31	36	71	47
Net gain/(loss) on ineffective hedges	(1)	2	(3)	(150)	67
Net gain/(loss) on hedging overseas operations	4	(25)	19	116	(79)
Net gain/(loss) on derivatives held for risk management purposes[3]	(71)	(103)	(15)	31	large
Net gain/(loss) on financial instruments designated at fair value	(2)	9	23	(122)	(109)
Rental income on operating leases	12	-	-	-	-
Other	45	5	49	large	(8)
Total other income	45	(75)	113	160	(60)
Total non-interest income	3,151	2,896	2,878	9	9

1     Wealth management and insurance income includes policyholder tax recoveries.

2     Trading income represents a component of total markets income from our WIB markets business, St.George and Westpac Pacific businesses and our Treasury foreign exchange operations in Australia and New Zealand.

3     Income from derivatives held for risk management purposes reflects the impact of economic hedges of foreign currency capital and earnings where hedge accounting is not achieved.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 5. Operating expenses

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Salaries and other staff expenses
Salaries and wages	1,783	1,650	1,614	(8)	(10)
Other staff expenses	522	516	528	(1)	1
Restructuring costs	46	10	18	large	(156)
Total salaries and other staff expenses	2,351	2,176	2,160	(8)	(9)

Equipment and occupancy expenses
Operating lease rentals	271	286	279	5	3
Depreciation, amortisation and impairment:
Premises	6	2	11	(200)	45
Leasehold improvements	54	60	48	10	(13)
Furniture and equipment	30	32	30	6	-
Technology	47	49	45	4	(4)
Software	215	218	185	1	(16)
Assets under lease	5	-	-	-	-
Other	64	63	62	(2)	(3)
Total equipment and occupancy expenses	692	710	660	3	(5)

Other expenses
Amortisation of deferred expenditure & intangible assets	107	113	111	5	4
Non-lending losses	22	16	27	(38)	19
Purchased services:
Technology and information services	209	190	160	(10)	(31)
Legal	22	17	9	(29)	(144)
Other professional services	184	208	172	12	(7)
Credit card loyalty programs	76	65	70	(17)	(9)
Postage and stationery	100	114	108	12	7
Outsourcing costs	281	289	298	3	6
Insurance	8	10	10	20	20
Advertising	72	70	94	(3)	23
Training	9	12	9	25	-
Travel	33	34	30	3	(10)
Other expenses	29	19	15	(53)	(93)
Total other expenses	1,152	1,157	1,113	-	(4)
Total operating expenses	4,195	4,043	3,933	(4)	(7)

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 6. Deferred expenses and capitalised software

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2014	30 Sept 2013	31 March 2013	Mar 14 - Sept 13	Mar 14 - Mar 13
Capitalised software	2,023	1,897	1,651	7	23
Deferred acquisition costs	118	126	139	(6)	(15)
Other deferred expenditure	28	24	20	17	40

Note 7. Income tax

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
The income tax expense for the year is reconciled to the profit before income tax as follows
Profit before income tax	5,254	4,973	4,799	6	9
Prima facie income tax based on the Australian company tax rate of 30%	1,576	1,492	1,440	6	9
The effect of amounts which are not deductible/(assessable) in calculating taxable income
Change in tax rate[1]	1	(2)	-	150	-
Rebateable and exempt dividends	3	(2)	-	large	-
Life insurance:
Tax adjustment on policyholders earnings[2]	3	11	13	(73)	(77)
Adjustment for life business tax rates	(4)	(3)	(5)	(33)	20
Hybrid capital distributions[3]	16	17	9	(6)	78
Other non-assessable items	(12)	(6)	(12)	(100)	-
Other non-deductible items	24	12	25	100	(4)
Adjustment for overseas tax rates	(10)	5	(5)	large	(100)
Income tax under/(over) provided in prior years	(1)	(10)	3	90	(133)
Other items	(1)	(44)	9	98	(111)
Total income tax expense in the income statement	1,595	1,470	1,477	9	8
Average effective income tax rate	30.4%	29.6%	30.8%	(80bps)	40bps
Effective tax rate (excluding life company accounting)	30.3%	29.3%	30.5%	(100bps)	20bps

1      During 2014 the company tax rate in the UK reduced from 23% to 21%. The impact of this change has been taken in account in the measurement of deferred tax at the end of the reporting period. The impact of the change in the UK tax rates from 24% to 23% was included in 2013.

2     In accordance with the requirements of AASB 1038, tax expense for First Half 2014 includes a $5 million tax expense on policyholders’ investment earnings (Second Half 2013: $16 million tax expense, First Half 2013: $19 million tax expense) of which $2 million is a prima facie tax expense (Second Half 2013: $5 million tax expense, First Half 2013: $6 million tax expense) and the balance of $3 million tax expense (Second Half 2013: $11 million tax expense, First Half 2013: $13 million tax expense) is shown here.

3     Reflects distributions on Westpac Convertible Preference Shares and Westpac Capital Notes which are not tax deductible.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 8. Dividends

	Half Year March 14	Half Year Sept 13	Half Year March 13
Dividends per ordinary share (cents per share)
Interim (fully franked)	90	-	86
Final (fully franked)	-	88	-
Total ordinary dividend	90	88	86
Special (fully franked)	-	10	10
Total dividend	90	98	96

Total dividends paid ($m)
Ordinary dividends paid	2,733	2,665	2,584
Special dividends paid	310	310	-
	3,043	2,975	2,584

Ordinary dividend payout ratio[1]	77.1%	78.6%	80.8%

The Group operates a Dividend Reinvestment Plan (DRP), which is available to holders of fully paid ordinary shares who are resident in, or whose address on the register of shareholders is in Australia or New Zealand. Shares allocated under the DRP will rank equally with other ordinary shares on issue. As noted in Section 2.5, the Directors have made certain determinations in relation to the calculation of the Market Price that will apply to the DRP for the 2014 interim dividend only.

Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must do so by 5.00pm (Sydney time) on 19 May 2014, which is one business day after the record date for the 2014 interim dividend. Shareholders can provide these instructions by:

▪

For shareholders with holdings that have a market value of less than AUD50,000, logging into the Westpac share registrar’s website at www.linkmarketservices.com.au and electing into the DRP or amending their existing instructions online; or

▪	Completing and returning a DRP Application or Variation form to Westpac’s share registry. Registry contact details are listed in Section 5.2.

1     Excludes special dividend.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 9. Earnings per ordinary share

				% Mov’t	% Mov’t
	Half Year March 14	Half Year Sept 13	Half Year March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Earnings per ordinary share (cents)
Basic	116.8	111.9	106.5	4	10
Fully diluted	114.5	109.0	104.2	5	10

Weighted average number of fully paid ordinary shares (millions)
Basic	3,098	3,090	3,083	-	-
Fully diluted	3,230	3,260	3,221	(1)	-

	Half Year March 14	Half Year Sept 13	Half Year March 13
Reconciliation of ordinary shares on issue before the effect of own shares held (millions)
Opening balance	3,109	3,104	3,080
Number of shares issued under the Dividend Reinvestment Plan (DRP)	-	-	22
Number of shares issued upon conversion of the Westpac Stapled Preferred Securities (SPS)	-	5	-
Number of shares issued under the Employee Share Plan (ESP)	-	-	1
Number of shares issued under Restricted Share Plan (RSP), option and share right schemes	-	-	1
Closing balance	3,109	3,109	3,104

	Half Year		Half Year		Half Year
	31 Mar 2014		30 September 2013		31 Mar 2013
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net profit attributable to owners of Westpac Banking Corporation	3,622	3,622	3,464	3,464	3,287	3,287
RSP treasury shares distributions[1]	(4)	-	(7)	-	(5)	-
2004 Trust Preferred Securities (TPS 2004) distributions	-	10	-	11	-	9
Stapled preferred share (SPS) distributions	-	-	-	12	-	14
Stapled preferred share II (SPS II) distributions	-	14	-	15	-	15
Convertible preference share dividends	-	24	-	26	-	27
Westpac Capital Notes distributions	-	28	-	26	-	4
Net profit attributable to owners of Westpac Banking Corporation adjusted for the effect of dilution	3,618	3,698	3,457	3,554	3,282	3,356
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	3,109	3,109	3,104	3,104	3,096	3,096
Effect of own shares held	(11)	(11)	(14)	(14)	(13)	(13)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	-	12	-	14	-	13
Conversion of Trust Preferred Securities 2004 (TPS 2004)	-	17	-	17	-	16
Conversion of stapled preferred securities (SPS)	-	-	-	31	-	34
Conversion of stapled preferred securities II (SPS II)	-	27	-	28	-	30
Conversion of convertible preference shares (CPS)	-	35	-	37	-	39
Conversion of Westpac Capital Notes	-	41	-	43	-	6
Total weighted average number of ordinary shares	3,098	3,230	3,090	3,260	3,083	3,221
Earnings per ordinary share (cents)	116.8	114.5	111.9	109.0	106.5	104.2

[1]

While the equity granted to employees remains unvested, Restricted Share Plan (RSP) treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding. Despite the shares being unvested, employees are entitled to dividends and voting rights on the shares. Consequently, a portion of the profit for the period is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 10. Loans

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2014	30 Sept 2013	31 March 2013	Mar 14 - Sept 13	Mar 14 - Mar 13
Loans are classified based on the location of the booking office:
Australia
Overdrafts	2,789	2,965	3,086	(6)	(10)
Credit card outstandings	9,926	9,560	9,788	4	1
Overnight and at call money market loans	55	112	73	(51)	(25)
Acceptance of finance	34,338	36,191	37,071	(5)	(7)
Term loans:
Housing	309,791	298,967	290,811	4	7
Housing - line of credit	28,245	29,565	31,127	(4)	(9)
Total housing	338,036	328,532	321,938	3	5
Non-housing	98,219	87,240	85,482	13	15
Finance leases	5,849	4,976	5,462	18	7
Margin lending	2,038	2,041	2,168	-	(6)
Trade finance	1,879	1,670	2,028	13	(7)
Other	772	857	844	(10)	(9)
Total Australia	493,901	474,144	467,940	4	6

New Zealand
Overdrafts	1,131	1,125	946	1	20
Credit card outstandings	1,293	1,201	1,073	8	21
Overnight and at call money market loans	1,352	1,230	1,203	10	12
Term loans:
Housing	36,258	33,389	29,327	9	24
Non-housing	19,603	18,242	16,034	7	22
Trade finance	262	256	230	2	14
Other	164	142	130	15	26
Total New Zealand	60,063	55,585	48,943	8	23

Other Overseas
Overdrafts	147	149	134	(1)	10
Term loans:
Housing	843	885	911	(5)	(7)
Non-Housing	5,934	4,260	4,290	39	38
Finance leases	71	77	88	(8)	(19)
Trade finance	7,098	4,706	2,679	51	165
Total Other Overseas	14,093	10,077	8,102	40	74

Total loans	568,057	539,806	524,985	5	8
Provision on loans	(3,488)	(3,642)	(3,855)	(4)	(10)
Total net loans[1]	564,569	536,164	521,130	5	8

[1]

Total net loans include securitised loans of $11,266 million at 31 March 2014, ($10,408 million at 30 September 2013 and $11,785 million at 31 March 2013). The level of securitised loans excludes loans where Westpac is the holder of the related debt securities.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 11. Provisions for impairment charges

$m	Half Year March 14	Half Year Sept 13	Half Year March 13
Collectively assessed provisions
Balance at beginning of the period	2,585	2,694	2,771
Provisions raised/(released)	284	143	147
Write-offs	(331)	(382)	(326)
Interest adjustment	91	96	100
Exchange rate and other adjustments	23	34	2
Closing balance	2,652	2,585	2,694

Individually assessed provisions
Balance at beginning of the period	1,364	1,505	1,470
Provisions raised	349	555	557
Write-backs	(244)	(254)	(225)
Write-offs	(314)	(430)	(261)
Interest adjustment	(23)	(37)	(38)
Exchange rate and other adjustments	7	25	2
Closing balance	1,139	1,364	1,505
Total provisions for impairment charges on loans and credit commitments	3,791	3,949	4,199
Less: provisions for credit commitments	(303)	(307)	(344)
Total provisions for impairment charges on loans	3,488	3,642	3,855

$m	Half Year March 14	Half Year Sept 13	Half Year March 13
Reconciliation of impairment charges
Individually assessed provisions raised	349	555	557
Write-backs	(244)	(254)	(225)
Recoveries	(48)	(35)	(41)
Collectively assessed provisions raised/(released)	284	143	147
Impairment charges	341	409	438

INTERIM RESULTS 2014

INTERIM 2014 reported

financial information (unaudited)

Note 12. Impaired loans

	Australia			New Zealand			Other Overseas			Total
	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at
$m	31 March 2014	30 Sept 2013	31 March 2013	31 March 2014	30 Sept 2013	31 March 2013	31 March 2014	30 Sept 2013	31 March 2013	31 March 2014	30 Sept 2013	31 March 2013
Non-Performing Loans:
Gross amount	2,065	2,574	3,112	377	586	672	105	89	82	2,547	3,249	3,866
Impairment provision	(952)	(1,099)	(1,233)	(129)	(210)	(227)	(64)	(54)	(46)	(1,145)	(1,363)	(1,506)
Net	1,113	1,475	1,879	248	376	445	41	35	36	1,402	1,886	2,360

Restructured loans:
Gross amount	39	34	63	-	-	-	64	122	111	103	156	174
Impairment provision	(23)	(23)	(33)	-	-	-	(20)	(33)	(24)	(43)	(56)	(57)
Net	16	11	30	-	-	-	44	89	87	60	100	117

Overdrafts, personal loans and revolving credit greater than 90 days past due:
Gross amount	226	181	226	16	14	14	1	-	1	243	195	241
Impairment provision	(142)	(126)	(150)	(12)	(9)	(9)	(1)	-	(1)	(155)	(135)	(160)
Net	84	55	76	4	5	5	-	-	-	88	60	81

Total Impaired loans:
Gross amount	2,330	2,789	3,401	393	600	686	170	211	194	2,893	3,600	4,281
Impairment provision	(1,117)	(1,248)	(1,416)	(141)	(219)	(236)	(85)	(87)	(71)	(1,343)	(1,554)	(1,723)
Net	1,213	1,541	1,985	252	381	450	85	124	123	1,550	2,046	2,558

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 13. Movement in gross impaired assets1

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2014	30 Sept 2013	31 March 2013	Mar 14 - Sept 13	Mar 14 - Mar 13
Balance as at beginning of period	3,600	4,281	4,386	16	18
New and increased	708	958	997	26	29
Write-offs	(645)	(812)	(587)	(21)	10
Returned to performing or repaid	(1,179)	(1,232)	(886)	(4)	33
Portfolio managed - new/increased/returned/repaid	367	336	368	(9)	-
Exchange rate and other adjustments	42	69	3	39	large
Balance as at period end	2,893	3,600	4,281	20	32

Note 14. Items past 90 days but well secured

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2014	30 Sept 2013	31 March 2013	Mar 14 - Sept 13	Mar 14 - Mar 13
Australia
Housing products	1,540	1,508	1,670	(2)	8
Other products	754	821	864	8	13
Total Australia	2,294	2,329	2,534	2	9

New Zealand
Housing products	76	70	73	(9)	(4)
Other products	24	66	36	64	33
Other Overseas	18	22	25	18	28
Total Overseas	118	158	134	25	12
Total	2,412	2,487	2,668	3	10

Note 15. Impaired assets and provisioning ratios

	As at	As at	As at	%Mov’t	%Mov’t
	31 March 2014	30 Sept 2013	31 March 2013	Mar 14 - Sept 13	Mar 14 - Mar 13
Net impaired assets to equity and collectively assessed provisions	3.1%	4.1%	5.1%	100bps	200bps
Total impaired assets to gross loans	0.51%	0.67%	0.82%	16bps	31bps
Total impaired assets to equity and total provisions	5.6%	7.0%	8.3%	142bps	275bps
Total impaired asset provisions to total impaired assets	46.4%	43.2%	40.2%	327bps	large
Total provisions to gross loans	67bps	73bps	80bps	(6bps)	(13bps)
Collectively assessed provisions to performing non-housing loans[2]	134bps	142bps	151bps	(8bps)	(17bps)
Collectively assessed provisions to RWA	82bps	84bps	87bps	(2bps)	(5bps)
Collectively assessed provisions to credit RWA	97bps	99bps	106bps	(2bps)	(9bps)
Total provisions to RWA	118bps	128bps	136bps	(10bps)	(18bps)

Note 16. Delinquencies (90 days past due loans)

	As at	As at	As at	Mov’t	Mov’t
	31 March 2014	30 Sept 2013	31 March 2013	Mar 14 - Sept 13	Mar 14 - Mar 13
Mortgages	0.48%	0.51%	0.57%	3bps	9bps
Other personal lending	1.12%	1.04%	1.30%	(8bps)	18bps
Total personal lending	0.52%	0.54%	0.60%	2bps	8bps

1 Movement represents a six month period.

2 Non-housing loans have been determined on a loan purpose basis.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 17. Deposits and other borrowings

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2014	30 Sept 2013	31 March 2013	Mar 14 - Sept 13	Mar 14 - Mar 13
Australia
Certificates of deposit
At fair value	31,919	29,163	27,902	9	14
At amortised cost	128	123	127	4	1
Total certificates of deposit	32,047	29,286	28,029	9	14
At call and term deposits
Non-interest bearing, repayable at call	23,167	20,464	18,357	13	26
Other interest bearing:
At call	178,755	175,102	160,885	2	11
Term	127,447	132,028	132,768	(3)	(4)
Total at call and term deposits	329,369	327,594	312,010	1	6
Total Australia	361,416	356,880	340,039	1	6

New Zealand
Certificates of deposit
At fair value	1,225	1,362	831	(10)	47
Total certificates of deposit	1,225	1,362	831	(10)	47
At call and term deposits
Non-interest bearing, repayable at call	3,242	2,905	2,614	12	24
Other interest bearing:
At call	19,147	16,419	13,997	17	37
Term	22,955	22,104	19,531	4	18
Total at call and term deposits	45,344	41,428	36,142	9	25
Total New Zealand	46,569	42,790	36,973	9	26

Other overseas
Certificates of deposit
At fair value	14,597	11,111	14,804	31	(1)
At amortised cost	645	91	132	large	large
Total certificates of deposit	15,242	11,202	14,936	36	2
At call and term deposits
Non-interest bearing, repayable at call	798	766	735	4	9
Other interest bearing:
At call	1,727	1,914	1,838	(10)	(6)
Term	11,653	10,930	8,885	7	31
Total at call and term deposits	14,178	13,610	11,458	4	24
Total other overseas	29,420	24,812	26,394	19	11
Total deposits and other borrowings	437,405	424,482	403,406	3	8
Deposits and other borrowings at fair value	48,044	42,015	43,892	14	9
Deposits and other borrowings at amortised cost	389,361	382,467	359,514	2	8
Total deposits and other borrowings	437,405	424,482	403,406	3	8

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 18. Capital adequacy

	As at	As at	As at
$m	31 March 2014	30 Sept 2013	31 March 2013
Tier 1 capital
Common equity Tier 1 capital
Paid up ordinary capital	26,954	27,021	26,879
Treasury shares	(240)	(181)	(182)
Equity based remuneration	885	801	804
Foreign currency translation reserve	(303)	(283)	(348)
Accumulated other comprehensive income	90	13	1
Non-controlling interests - other	48	51	51
Retained earnings	19,556	18,897	17,935
Less retained earnings in life and general insurance, funds management and securitisation entities	(1,124)	(1,096)	(929)
Deferred fees	118	138	122
Total common equity Tier 1 capital	45,984	45,361	44,333
Deductions from common equity Tier 1 capital
Goodwill (excluding funds management entities)	(9,196)	(8,988)	(9,024)
Deferred tax assets	(1,401)	(1,772)	(1,783)
Goodwill in life and general insurance, funds management and securitisation entities	(1,264)	(1,265)	(1,290)
Capitalised expenditure	(1,076)	(761)	(692)
Capitalised software	(1,903)	(1,773)	(1,546)
Investments in subsidiaries not consolidated for regulatory purposes	(1,321)	(1,499)	(1,577)
Regulatory expected loss	(694)	(632)	(852)
General reserve for credit losses adjustment	(92)	(83)	(83)
Securitisation	(8)	(7)	(7)
Equity investments	(367)	(413)	(426)
Regulatory adjustments to fair value positions	(203)	(193)	(147)
Other Tier 1 deductions	(4)	(6)	(3)
Total deductions from common equity Tier 1 capital	(17,529)	(17,392)	(17,430)
Total common equity after deductions Tier 1 capital	28,455	27,969	26,903

Additional Tier 1 capital
Basel III complying instruments	1,383	1,367	1,366
Basel III non complying instruments (net of transitional amortisation)	3,466	3,402	5,016
Total Additional Tier 1 capital	4,849	4,769	6,382
Net Tier 1 regulatory capital	33,304	32,738	33,285

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 18. Capital adequacy (continued)

	As at	As at	As at
$m	31 March 2014	30 Sept 2013	31 March 2013
Tier 2 capital
Basel III complying instruments	1,925	916	-
Basel III non complying instruments (net of transitional amortisation)	3,966	3,984	5,117
Eligible general reserve for credit loss	67	68	49
Total Tier 2 capital	5,958	4,968	5,166
Deductions from Tier 2 capital
Investments in subsidiaries not consolidated for regulatory purposes	(140)	-	-
Holdings of own and other financial institutions Tier 2 capital instruments	(106)	(50)	(50)
Total deductions from Tier 2 capital	(246)	(50)	(50)
Net Tier 2 regulatory capital	5,712	4,918	5,116
Total regulatory capital	39,016	37,656	38,401
Risk weighted assets	322,498	307,372	307,976
Common equity Tier 1 capital ratio	8.8%	9.1%	8.7%
Additional Tier 1 capital	1.5%	1.6%	2.1%
Tier 1 capital ratio	10.3%	10.7%	10.8%
Tier 2 capital	1.8%	1.6%	1.7%
Total regulatory capital ratio	12.1%	12.3%	12.5%

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 18. Capital adequacy (continued)

	As at	As at	As at
$m	31 March 2014	30 Sept 2013	31 March 2013
Credit risk - on-balance sheet
Corporate[1]	34,600	33,105	32,558
Business lending[2]	26,222	27,611	27,878
Sovereign[3]	1,140	1,322	1,301
Bank[4]	4,619	4,953	5,020
Residential mortgages	55,926	54,946	54,887
Australian credit cards	4,538	3,515	3,913
Other retail	9,338	8,673	8,369
Small business[5]	5,194	5,143	5,492
Specialised lending: Property and project finance[6]	38,267	37,519	35,495
Securitisation[7]	2,329	2,679	2,926
Standardised	12,857	5,557	5,341
Total on-balance sheet assets - credit risk	195,030	185,023	183,180

Credit risk - off-balance sheet
Corporate[1]	33,940	33,010	29,782
Business lending[2]	7,224	7,209	6,730
Sovereign[3]	247	723	417
Bank[4]	4,019	4,514	4,236
Residential mortgages	6,253	6,074	4,998
Australian credit cards	1,650	1,355	1,296
Other retail	927	884	827
Small business[5]	1,314	1,363	1,222
Specialised lending: Property and project finance[6]	9,780	8,651	8,107
Securitisation[7]	3,192	3,197	3,521
Standardised	1,205	1,098	943
Mark-to-market related credit risk	7,257	7,167	8,475
Total off-balance sheet assets - credit risk	77,008	75,245	70,554

Market risk	10,610	9,059	10,555
Operational risk[8]	28,474	27,299	26,761
Interest rate risk in the banking book	8,459	6,929	13,744
Other assets	2,917	3,817	3,182
Total risk weighted assets	322,498	307,372	307,976

1  Corporate – Typically includes exposure where the borrower has annual turnover greater than $50 million, and other business exposures not captured under the definitions of either Business Lending or Small Business.

2  Business Lending – Includes exposures where the borrower has annual turnover less than or equal to $50 million and exposure greater than $1 million.

3  Sovereign – Includes exposures to Governments themselves and other non-commercial enterprises that are owned or controlled by them.

4  Bank – Includes exposures to licensed banks and their owned or controlled subsidiaries, and overseas central banks.

5  Small business – Includes exposures less than or equal to $1 million.

6  Specialised lending: Property & project finance – Includes exposures to entities created to finance and/or operate specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.

7  Securitisation – Exposures reflect Westpac’s involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.

8  Operational Risk – The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION(UNAUDITED)

Note 19. Derivative financial instruments

$m	Notional Amount[1]	Fair Value Asset	Fair Value Liability
Held for trading
Interest rate
Futures	105,968	-	-
Forwards	129,287	13	(14)
Swaps	1,548,417	12,089	(11,508)
Options	110,301	277	(300)
Foreign exchange
Forwards	524,711	3,962	(4,523)
Swaps	296,666	5,460	(8,637)
Options	28,124	364	(418)
Commodities	3,483	140	(110)
Equities	341	6	(7)
Credit	33,043	197	(216)
Total held for trading derivatives	2,780,341	22,508	(25,733)
Fair value hedges
Interest rate
Swaps	43,120	471	(1,891)
Foreign exchange
Swaps	28,711	1,885	(1,745)
Total fair value hedging derivatives	71,831	2,356	(3,636)
Cash flow hedges
Interest rate
Swaps	106,267	1,081	(568)
Foreign exchange
Swaps	11,097	227	(1,370)
Total cash flow hedging derivatives	117,364	1,308	(1,938)
Total net investment hedges	6,406	35	(23)
Total derivatives as at 31 March 2014	2,975,942	26,207	(31,330)
Total derivatives as at 30 September 2013	2,718,380	28,356	(32,990)
Total derivatives as at 31 March 2013	2,290,741	29,323	(34,081)

1     Notional amount refers to the face value of the contract upon which cash flows are calculated.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION(UNAUDITED)

Note 19. Derivative financial instruments (continued)

Value at Risk (VaR) is used as the primary method for measuring and monitoring market risk exposure against Board approved limits. VaR is an estimate of the worst case loss in the value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day. The types of market risk arising from trading activity include interest rate, foreign exchange, commodity, equity, credit spread and volatility risks. The table below depicts the aggregate Markets VaR for the last three half-years.

Markets - Daily Value at Risk (VaR)1

$m	High	Low	Average
Six months ended 31 March 2014	16.7	5.3	10.0
Six months ended 30 September 2013	14.3	6.4	8.6
Six months ended 31 March 2013	10.6	3.6	5.4

Average	Half Year	Half Year	Half Year
$m	31 March 2014	30 Sept 2013	31 March 2013
Interest rate risk	6.1	5.0	3.3
Foreign exchange risk	2.2	2.1	1.5
Equity risk	0.4	0.4	0.2
Commodity risk[2]	2.1	3.7	2.1
Other market risks[3]	5.8	4.8	2.8
Diversification benefit	(6.6)	(7.4)	(4.5)
Net market risk	10.0	8.6	5.4

Treasury’s Traded Risk and Non-Traded Interest Rate Risk

$m	High	Low	Average
Six months ended 31 March 2014	24.0	11.2	15.5
Six months ended 30 September 2013	26.6	10.7	17.9
Six months ended 31 March 2013	34.4	16.2	25.5

1  The daily VaR presented in Note 19 above reflects a divisional view of VaR being the VaR for Markets and the VaR for Treasury’s traded risk and non-traded interest rate risk. This presentation aligns with the presentation of Markets and Treasury, as referred to in Sections 2.2.2 and 3.5 respectively. It varies from the presentations of VaR in Westpac’s 2013 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel III where market risk disclosures are segregated as trading and banking book. The different treatment reflects the aggregation of Treasury’s trading activities with those of Markets in the trading VaR disclosure under the Basel III presentation whereas these activities are included in Treasury’s traded risks and non-traded interest rate risk in the table above.

2  Includes electricity risk.

3  Includes prepayment risk and credit spread risk (exposures to movements in generic credit rating bands).

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION

Note 20. Notes to the cash flow statement

				% Mov’t	% Mov’t
$m	Half Year March 14	Half Year Sept 13	Half Year[1] March 13	Mar 14 - Sept 13	Mar 14 - Mar 13
Reconciliation of net cash provided by/(used in) operating activities to net profit for the period
Net profit for the period	3,659	3,503	3,322	4	10
Adjustments:
Depreciation, amortisation and impairment	464	478	426	(3)	9
(Decrease)/Increase in sundry provisions and other non-cash items	(970)	1,518	142	(164)	large
Impairment charges	389	444	479	(12)	(19)
(Increase)/decrease in loans	(17,678)	(8,793)	(6,874)	(101)	(157)
Increase/(decrease) in deposits and other borrowings	10,253	13,993	8,162	(27)	26
Decrease/(increase) in receivables due from other financial institutions	2,468	1,853	(2,364)	33	large
Increase/(decrease) in payables due to other financial institutions	6,199	(100)	463	large	large
(Increase)/decrease in trading and fair value assets	3,593	622	(941)	large	large
Increase/(decrease) in financial liabilities at fair value through income statement	4,840	1,401	(1,135)	large	large
Decrease/(increase) in derivative financial instruments	937	9,747	(621)	(90)	large
(Increase)/decrease in accrued interest receivable	(89)	188	(104)	(147)	14
(Decrease)/increase in accrued interest payable	(51)	(193)	(183)	74	72
(Decrease)/increase in current and deferred tax	(45)	216	(69)	(121)	35
Net cash provided by/(used in) operating activities	13,969	24,877	703	(44)	large
Fair value of assets and liabilities of controlled entities and businesses acquired[2]
Assets acquired
Cash and cash equivalents	149	-	-	-	-
Derivative assets	30	-	-	-	-
Loans and advances	7,895	-	-	-	-
Identifiable intangible assets	56	-	-	-	-
Operating lease assets	80	-	-	-	-
Other assets and prepayments	6	-	-	-	-
Total assets acquired	8,216	-	-	-	-
Liabilities acquired
Trade creditors and other accrued expenses	24	-	-	-	-
Provisions	11	-	-	-	-
Deferred tax liabilities	25	-	-	-	-
Debt securities on issue	488	-	-	-	-
Borrowings	6,368	-	-	-	-
Total liabilities acquired	6,916	-	-	-	-
Fair value of identifiable net assets acquired	1,300	-	-	-	-
Goodwill	225	-	-	-	-
Total	1,525	-	-	-	-
Cash consideration
Purchase of shares	1,525	-	-	-	-
Replacement of intergroup funding	6,368	-	-	-	-
Total cash consideration	7,893	-	-	-	-
Cash consideration	7,893	-	-	-	-
Less cash and cash equivalents acquired	(149)	-	-	-	-
Cash paid (net of cash acquired)	7,744	-	-	-	-

1  The 31 March 2013 comparatives have been revised to align with current presentation. Certain cash flows have been reclassified between operating activities, investing activities and financing activities. The reclassification had no impact on the reported net increase/decrease in cash and cash equivalents.

2  On 31 December 2013 the Group acquired 100% of the share capital in Capital Finance Australia Ltd (CFAL) and BOS International Ltd (BOSI). Fair value of assets and liabilities are provisional amounts.

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 21. Other group investments and changes in control of group entities

The Group had a significant non-controlling shareholding in the following entities as at 31 March 2014:

	Country where	Beneficial
	Business is	Interest
	Carried on	%	Nature of Business
Above The Index Asset Management Pty Limited	Australia	33.3	Funds management
Alleron Investment Management Limited	Australia	39.7	Funds management
Angusknight Pty Limited	Australia	50.0	Employment and training
Athos Capital Limited	Hong Kong	35.0	Funds management
Boyd Cook Cove Unit Trust	Australia	50.0	Investment fund
Cardlink Services Limited	Australia	25.0	Card clearing system
Cards NZ Limited	New Zealand	18.8	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	Cash logistics
Cook Cove Investment Pty Limited	Australia	50.0	Investment company
Cook Cove Investment Trust	Australia	50.0	Investment fund
Cook Cove Pty Limited and its controlled entities	Australia	50.0	Investment company
Exact Mining Group Pty Limited	Australia	25.5	Services to mining
Paymark Limited	New Zealand	25.0	Electronic payments processing
Payments NZ Limited	New Zealand	23.0	Electronic payments processing
Regal Funds Management Asia Limited	Singapore	30.0	Funds management
Regal Funds Management Pty Limited	Australia	30.0	Funds management
RV Capital Pte Limited	Singapore	30.0	Funds management
SocietyOne Holdings Pty Limited	Australia	17.0	Technology Platform
St Hilliers Enhanced Property Fund No.2	Australia	15.0	Property fund
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	Intellectual property
Vipro Pty Limited	Australia	33.3	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	Corporate trustee
Westpac Essential Services Trust I and II and their controlled and non-controlled entities	Australia	36.8	Asset management

The total carrying amount of the Group’s significant non-controlling shareholding was $181 million (30 September 2013 $191 million, 31 March 2013 $206 million).

During the six months ended 31 March 2014 the Group acquired a non-controlling interest in the following entity:

                 SocietyOne Holdings Pty Limited (acquired 28 February 2014).

During the six months ended 31 March 2014 the Group’s interest in the following investment changed:

                 Above The Index Asset Management Pty Limited (reduced to 33.3% from 37.0% on 13 January 2014).

During the six months ended 31 March 2014 the Group’s interest in the following investment ceased:

                 H3 Global Advisors Pty Limited (disposed on 13 November 2013, previous holding 43.9%).

In terms of the contribution to the results of the Group, the above investments are not material either individually or in aggregate.

During the six months ended 31 March 2014 the following controlled entities were incorporated, formed or acquired:

                 Bella Trust (acquired 31 December 2013);

                 Bella Trust No. 2 (acquired 31 December 2013);

                 BOS International (Australia) Limited (acquired 31 December 2013);

                 BOS International (Securities) Pty Ltd (acquired 31 December 2013);

                 BOSI Security Services Limited (acquired 31 December 2013);

                 Capital Corporate Finance Limited (acquired 31 December 2013);

                 Capital Finance (NZ) Limited (acquired 31 December 2013);

                 Capital Finance Australia Limited (acquired 31 December 2013);

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

                 Capital Finance New Zealand Limited (acquired 31 December 2013);

                 Capital Fleetlease Limited (acquired 31 December 2013);

                 Capital Motor Finance Limited (acquired 31 December 2013);

                 Capital Rent Group Limited (acquired 31 December 2013);

                 Core Infrastructure Income Feeder 1 L.P. (formed 12 December 2013);

                 Core Infrastructure Income Feeder 2 L.P. (formed 12 December 2013);

                 Core Infrastructure Income Master L.P. (formed 16 December 2013);

                 Crusade ABS Series 2013 -1 WST (formed 12 December 2013);

                 Hastings Korea Company Limited (formed 23 December 2013);

                 Infrastructure GP 2 LLP (formed 10 December 2013);

                 North Ryde Office Trust (acquired 28 February 2014);

                 Reinventure Fund, I.L.P. (formed 15 January 2014);

                 Series 2013 -2 WST Trust (formed 1 October 2013);

                 SIE-LEASE (Australia) Limited (acquired 31 December 2013); and

                 SIE-LEASE (NZ) Limited (acquired 31 December 2013).

During the six months ended 31 March 2014 the following controlled entities ceased to be controlled or were disposed of:

                 BT Life Limited (deregistered 2 October 2013);

                 JOCM Share Trustee Limited (dissolved 2 April 2013);

                 JOHCM (USA) General Partner Inc. (dissolved 1 December 2013); and

                 Southern Cross Inc. (deregistered 3 January 2014).

During the six months ended 31 March 2014 the Group interest in the following controlled entity changed:

                 BT Investment Management Limited (reduced to 61.12% from 62.14% on 20 December 2013).

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 22. Funding view of the balance sheet

	As at 31 March 2014
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash and balances with central banks	12,273	-	-	4,102	-	16,375
institutions	1,310	-	-	1,485	5,949	8,744
Trading securities, other financial assets designated at fair value and available-for-sale securities	54,423	-	-	-	24,969	79,392
Derivative financial instruments	-	-	-	-	26,207	26,207
Loans	58,078	-	-	506,491	-	564,569
Life insurance assets	-	-	-	-	12,841	12,841
Goodwill and other intangibles	-	-	-	12,683	-	12,683
Property, plant and equipment	-	-	-	1,294	-	1,294
Other assets	435	-	-	-	6,835	7,270
Total assets	126,519	-	-	526,055	76,801	729,375

Liabilities
Payables due to other financial institutions	-	-	6,498	-	8,713	15,211
Deposits and other borrowings:	-	-	-	-	-
At call	-	226,836	-	-	-	226,836
Term deposits	-	162,055	-	-	-	162,055
Medium term deposit notes	-	-	-	-	-	-
Certificates of deposit	-	-	48,514	-	-	48,514
Derivative financial instruments	-	-	-	-	31,330	31,330
Financial liabilities at fair value through income statement	-	-	-	-	15,077	15,077
Acceptances	-	-	92	-	-	92
Debt issues	-	-	150,006	-	-	150,006
Life insurance liabilities	-	-	-	-	11,594	11,594
Other liabilities	-	-	-	-	10,309	10,309
Loan capital	-	-	10,320	-	-	10,320
Total liabilities	-	388,891	215,430	-	77,023	681,344
Total equity	-	-	866	47,215	(50)	48,031
Total net	126,519	(388,891)	(216,296)	478,840	(172)	-

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 22. Funding view of the balance sheet (continued)

	As at 30 September 2013
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash and balances with central banks	8,522	-	-	3,177	-	11,699
institutions	1,370	-	-	1,710	8,130	11,210
Trading securities, other financial assets designated at fair value and available-for-sale securities	61,219	-	-	-	17,881	79,100
Derivative financial instruments	-	-	-	-	28,356	28,356
Loans	54,536	-	-	481,628	-	536,164
Life insurance assets	-	-	-	-	13,149	13,149
Goodwill and other intangibles	-	-	-	12,341	-	12,341
Property, plant and equipment	-	-	-	1,174	-	1,174
Other assets	-	-	-	-	7,904	7,904
Total assets	125,647	-	-	500,030	75,420	701,097

Liabilities
Payables due to other financial institutions	-	-	5,645	-	3,191	8,836
Deposits and other borrowings:	-	-	-	-	-
At call	-	217,570	-	-	-	217,570
Term deposits	-	165,062	-	-	-	165,062
Medium term deposit notes	-	-	-	-	-	-
Certificates of deposit	-	-	41,850	-	-	41,850
Derivative financial instruments	-	-	-	-	32,990	32,990
Financial liabilities at fair value through income statement	-	-	-	-	10,302	10,302
Acceptances	-	-	102	-	-	102
Debt issues	-	-	144,031	-	-	144,031
Life insurance liabilities	-	-	-	-	11,938	11,938
Other liabilities	-	-	-	-	11,549	11,549
Loan capital	-	-	9,330	-	-	9,330
Total liabilities	-	382,632	200,958	-	69,970	653,560
Total equity	-	-	863	46,641	33	47,537
Total net	125,647	(382,632)	(201,821)	453,389	5,417	-

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 22. Funding view of the balance sheet (continued)

	As at 31 March 2013
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash and balances with central banks	2,546	-	-	4,054	-	6,600
institutions	2,806	-	-	2,301	7,473	12,580
Trading securities, other financial assets designated at fair value and available-for-sale securities	60,221	-	-	-	16,443	76,664
Derivative financial instruments	-	-	-	-	29,323	29,323
Loans	45,500	-	-	475,630	-	521,130
Life insurance assets	-	-	-	-	12,895	12,895
Goodwill and other intangibles	-	-	-	12,108	-	12,108
Property, plant and equipment	-	-	-	1,084	-	1,084
Other assets	-	-	-	-	9,494	9,494
Total assets	111,073	-	-	495,177	75,628	681,878

Liabilities
Payables due to other financial institutions	-	-	3,874	-	4,169	8,043
Deposits and other borrowings:
At call	-	198,426	-	-	-	198,426
Term deposits	-	161,184	-	-	-	161,184
Medium term deposit notes	-	-	-	-	-	-
Certificates of deposit	-	-	43,796	-	-	43,796
Derivative financial instruments	-	-	-	-	34,081	34,081
Financial liabilities at fair value through income statement	-	-	-	-	8,833	8,833
Acceptances	-	-	105	-	-	105
Debt issues	-	-	144,198	-	-	144,198
Life insurance liabilities	-	-	-	-	11,794	11,794
Other liabilities	-	-	-	-	13,301	13,301
Loan capital	-	-	10,880	-	-	10,880
Total liabilities	-	359,610	202,853	-	72,178	634,641
Total equity	-	-	1,977	45,471	(211)	47,237
Total net	111,073	(359,610)	(204,830)	449,706	3,661	-

INTERIM RESULTS 2014

INTERIM 2014 REPORTED

FINANCIAL INFORMATION (UNAUDITED)

Note 23. Contingent liabilities

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

                 Westpac has been served with two separate class action proceedings by customers seeking to recover exception fees paid by those customers. The first set of proceedings was commenced by customers of the Westpac brand; the second by customers of the St.George Bank and BankSA brands. Westpac has agreed with the plaintiffs to put the proceedings against Westpac, St.George and BankSA on hold until at least December 2014, pending further developments in similar litigation commenced against another Australian bank.

                 Westpac has been served with a class action proceeding brought on behalf of Westpac customers who borrowed money to invest in Storm Financial-badged investments. Westpac intends to defend these proceedings. As the two named applicants have not quantified the damages that they seek, and given the preliminary nature of these proceedings, it is not possible to estimate any potential liability at this stage.

Note 24. Events subsequent to balance date

No matter or circumstance has arisen since half year ended 31 March 2014 which is not otherwise dealt with in the Interim Financial Report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

interim RESULTS 2014

OTHER INFORMATION

5.0          Other Information

5.1          Exchange Rates against A$

Six months to/as at	31 March 2014		30 September 2013		31 March 2013
Currency	Average	Spot	Average	Spot	Average	Spot
US$	0.9124	0.9230	0.9542	0.9316	1.0388	1.0430
GBP	0.5578	0.5549	0.6191	0.5767	0.6578	0.6859
NZ$	1.0973	1.0665	1.1775	1.1260	1.2533	1.2460

interim RESULTS 2014

OTHER INFORMATION

5.2        Financial Calendar and Share Registry Details

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand and as American Depository Receipts in New York. Westpac Capital Notes, Westpac Convertible Preference Shares (Westpac CPS), Westpac Stapled Preferred Securities II (Westpac SPS II), Westpac Subordinated Notes and Westpac Subordinated Notes II are listed on the ASX.

Important dates to note:

Westpac Ordinary Shares (ASX code: WBC)

Ex-dividend date for interim dividends	14 May 2014
Record date for interim dividends	16 May 2014[1]
Interim dividends payable	2 July 2014
Financial year end	30 September 2014
Final results and ordinary share dividend announcement	3 November 2014
Ex-dividend date for final dividend	10 November 2014
Record date for final dividend	12 November 2014[2,3]
Annual General Meeting	12 December 2014[4]
Final dividend payable	19 December 2014[2]

Westpac Capital Notes (ASX code: WBCPD)

Ex-dividend date for quarterly distribution	28 May 2014
Record date for quarterly distribution	30 May 2014
Payment date for quarterly distribution	10 June 2014[5]
Ex-dividend date for quarterly distribution	27 August 2014
Record date for quarterly distribution	29 August 2014
Payment date for quarterly distribution	8 September 2014
Ex-dividend date for quarterly distribution	26 November 2014
Record date for quarterly distribution	28 November 2014
Payment date for quarterly distribution	8 December 2014

Westpac Convertible Preference Shares (Westpac CPS) (ASX code: WBCPC)

Ex-dividend date for semi-annual dividend	18 September 2014
Record date for semi-annual dividend	22 September 2014
Payment date for semi-annual dividend	30 September 2014

Westpac SPS II (ASX code: WBCPB)

Ex-distribution date for quarterly distribution	18 June 2014
Record date for quarterly distribution	20 June 2014
Payment date for quarterly distribution	30 June 2014
Ex-distribution date for quarterly distribution	18 September 2014
Record date for quarterly distribution	22 September 2014
Payment date for quarterly distribution	30 September 2014

1 Record date for 2014 interim dividend in New York – 15 May 2014.

2 Record date for 2014 final dividend in New York – 11 November 2014.

3 Dates will be confirmed at the time of announcing the 2014 final results.

4 Details regarding the location of this meeting and the business to be dealt with will be contained in the separate Notice of Meeting sent to shareholders in November 2014.

5 Next business day when payment date falls on a non-business day.

interim RESULTS 2014

OTHER INFORMATION

Westpac Subordinated Notes (ASX code: WBCHA)

Ex-interest date for quarterly interest payment	13 May 2014
Record date for quarterly interest payment	15 May 2014
Payment date for quarterly interest payment	23 May 2014
Ex-interest date for quarterly interest payment	13 August 2014
Record date for quarterly interest payment	15 August 2014
Payment date for quarterly interest payment	25 August 2014[1]
Ex-interest date for quarterly interest payment	12 November 2014
Record date for quarterly interest payment	14 November 2014
Payment date for quarterly interest payment	24 November 2014[1]

Westpac Subordinated Notes II (ASX code: WBCHB)

Ex-interest date for quarterly interest payment	12 May 2014
Record date for quarterly interest payment	14 May 2014
Payment date for quarterly interest payment	22 May 2014
Ex-interest date for quarterly interest payment	12 August 2014
Record date for quarterly interest payment	14 August 2014
Payment date for quarterly interest payment	22 August 2014
Ex-interest date for quarterly interest payment	12 November 2014
Record date for quarterly interest payment	14 November 2014
Payment date for quarterly interest payment	24 November 2014[1]

1 Next business day when payment date falls on a non-business day.

interim RESULTS 2014

OTHER INFORMATION

Share Registries

Australia	New Zealand

Ordinary shares on the main register, Westpac Capital Notes, Westpac CPS, Westpac SPS II, Westpac Subordinated Notes and Westpac Subordinated Notes II	Ordinary shares on the New Zealand branch register
Link Market Services Limited	Link Market Services Limited
Level 12, 680 George Street	Level 16, Brookfields House, 19 Victoria Street West
Sydney NSW 2000 Australia	Auckland 1142 New Zealand
Postal Address: Locked Bag A6015, Sydney South NSW 1235	Postal Address: P.O. Box 91976, Auckland 1030, New Zealand
Website: www.linkmarketservices.com.au	Website: www.linkmarketservices.com
Telephone: 1800 804 255 (toll free in Australia) International: +61 2 8280 7070	Telephone: 0800 002 727 (toll free in New Zealand) International: +64 9 375 5998

New York	For further information contact:

The Bank of New York Mellon PO Box 358516 Pittsburgh PA 15252-8516	Media: Samantha Stevens, Westpac Media Relations, +61 2 8219 8512
USA
Website: www.bnymellon.com/shareowner	Analysts and Investors:
Email: shrrelations@bnymellon.com	Andrew Bowden, Head of Investor Relations,
Telephone: +1 888 269 2377 (toll free in US)	+61 2 8253 4008
International: +1 201 680 6825

interim RESULTS 2014

segment

result

6.0        SEGMENT RESULT

6.1        Half Year Segment Reported Results

Six months to 31 March 2014 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand[1]	Westpac Pacific	Group Businesses[2]	Group
Net interest income	2,918	1,708	205	4,831	811	714	70	213	6,639
Non-interest income	691	252	1,116	2,059	770	217	87	18	3,151
Net operating income	3,609	1,960	1,321	6,890	1,581	931	157	231	9,790
Operating expenses	(1,595)	(832)	(687)	(3,114)	(590)	(385)	(52)	(54)	(4,195)
Impairment charges	(226)	(108)	4	(330)	90	(3)	(6)	(92)	(341)
Profit from ordinary activities before income tax expense	1,788	1,020	638	3,446	1,081	543	99	85	5,254
Tax expense	(537)	(307)	(187)	(1,031)	(329)	(149)	(29)	(57)	(1,595)
Net profit	1,251	713	451	2,415	752	394	70	28	3,659
Net profit attributable to non-controlling interests	-	-	(24)	(24)	-	(1)	(5)	(7)	(37)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	1,251	713	427	2,391	752	393	65	21	3,622

WBC Cash Earnings adjustments:
TPS revaluations	-	-	-	-	-	-	-	-	-
Treasury shares	-	-	-	-	-	-	-	13	13
Ineffective hedges	-	-	-	-	-	-	-	17	17
Fair value gain/(loss) on economic hedges	-	-	-	-	-	-	-	46	46
Buyback of government guaranteed debt	-	-	-	-	-	-	-	(30)	(30)
Fair value amortisation of financial instruments[3]	-	-	-	-	-	-	-	9	9
Amortisation of intangible assets[4]	-	59	11	70	-	-	-	-	70
Acquisition transaction and integration expenses	-	-	-	-	-	-	-	25	25
Cash Earnings	1,251	772	438	2,461	752	393	65	101	3,772

1     New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for First Half 2014 (1.0973).

2     Group Businesses includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)             Non-interest income $5 million credit

ii)           Tax expense $5 million debit

3    Amortisation of fair value adjustments recognised on merger with St.George.

4    Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships as well as intangible assets related to the JOHCM and Lloyds acquisitions.

interim RESULTS 2014

segment

result

6.1        Half Year Segment Reported Results (continued)

Six months to 30 September 2013 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand[1]	Westpac Pacific	Group Businesses[2]	Group
Net interest income	2,869	1,639	201	4,709	812	662	73	273	6,529
Non-interest income	683	241	993	1,917	821	199	97	(138)	2,896
Net operating income	3,552	1,880	1,194	6,626	1,633	861	170	135	9,425
Operating expenses	(1,574)	(800)	(626)	(3,000)	(566)	(353)	(50)	(74)	(4,043)
Impairment charges	(242)	(171)	(1)	(414)	46	(43)	(1)	3	(409)

Profit from ordinary activities before income tax expense	1,736	909	567	3,212	1,113	465	119	64	4,973
Tax expense	(523)	(272)	(159)	(954)	(323)	(127)	(34)	(32)	(1,470)
Net profit	1,213	637	408	2,258	790	338	85	32	3,503
Net profit attributable to non-controlling interests	-	-	(9)	(9)	-	(2)	(6)	(22)	(39)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	1,213	637	399	2,249	790	336	79	10	3,464

WBC Cash Earnings adjustments:
TPS revaluations	-	-	-	-	-	-	-	1	1
Treasury shares	-	-	-	-	-	-	-	13	13
Ineffective hedges	-	-	-	-	-	-	-	3	3
Fair value gain/(loss) on economic hedges	-	-	-	-	-	-	-	(36)	(36)
Buyback of government guaranteed debt	-	-	-	-	-	-	-	-	-
Fair value amortisation of financial instruments[3]	-	-	-	-	-	-	-	35	35
Amortisation of intangible assets[4]	-	64	11	75	-	-	-	-	75
Acquisition transaction and integration expenses	-	-	-	-	-	-	-	-	-
Cash Earnings	1,213	701	410	2,324	790	336	79	26	3,555

1     New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for Second Half 2013 (1.1775).

2     Group Businesses includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)             Non-interest income $16 million credit

ii) Tax expense $16 million debit

3     Amortisation of fair value adjustments recognised on merger with St.George.

4     Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships as well as intangible assets related to the JOHCM acquisition.

interim RESULTS 2014

segment

result

6.1        Half Year Segment Reported Results (continued)

Six months to 31 March 2013 $m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	AFS	Westpac Institutional Bank	New Zealand[1]	Westpac Pacific	Group Businesses[2]	Group
Net interest income	2,786	1,577	205	4,568	818	619	75	212	6,292
Non-interest income	637	228	924	1,789	812	190	70	17	2,878
Net operating income	3,423	1,805	1,129	6,357	1,630	809	145	229	9,170
Operating expenses	(1,550)	(785)	(614)	(2,949)	(549)	(344)	(48)	(43)	(3,933)
Impairment charges	(244)	(122)	-	(366)	43	(54)	(2)	(59)	(438)

Profit from ordinary activities before income tax expense	1,629	898	515	3,042	1,124	411	95	127	4,799
Tax expense	(487)	(271)	(156)	(914)	(339)	(114)	(26)	(84)	(1,477)
Net profit	1,142	627	359	2,128	785	297	69	43	3,322
Net profit attributable to non-controlling interests	-	-	(7)	(7)	-	(1)	(5)	(22)	(35)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	1,142	627	352	2,121	785	296	64	21	3,287

WBC Cash Earnings adjustments:
TPS revaluations	-	-	-	-	-	-	-	8	8
Treasury shares	-	-	-	-	-	-	-	29	29
Ineffective hedges	-	-	-	-	-	-	-	(23)	(23)
Fair value gain/(loss) on economic hedges	-	-	-	-	-	-	-	57	57
Buyback of government guaranteed debt	-	-	-	-	-	-	-	43	43
Fair value amortisation of financial instruments[3]	-	-	-	-	-	-	-	32	32
Amortisation of intangible assets[4]	-	64	11	75	-	-	-	-	75
Acquisition transaction and integration expenses	-	-	-	-	-	-	-	-	-
Cash Earnings	1,142	691	363	2,196	785	296	64	167	3,508

1     New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for First Half 2013 (1.2533).

2     Group Businesses includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)             Non-interest income $19 million credit

ii) Tax expense $19 million debit

3     Amortisation of fair value adjustments recognised on merger with St.George.

4     Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships as well as intangible assets related to the JOHCM acquisition.

INTERIM RESULTS 2014

SEGMENT

RESULT

6.2                                       Cash Earnings Adjustments

$m	Half Year March 13	Half Year Sept 13	Half Year March 13
Cash Earnings adjustments comprise:
TPS revaluations[1]	-	1	8
Treasury shares[2]	13	13	29
Ineffective hedges[3]	17	3	(23)
Fair value (gain) / loss on economic hedges[4]	46	(36)	57
Buyback of government guaranteed debt[5]	(30)	-	43
Fair value amortisation of financial instruments[6]	9	35	32
Amortisation of intangible assets[7]	70	75	75
Acquisition transaction and integration expenses[8]	25	-	-
Total	150	91	221

Notes

Cash Earnings Adjustments

(1)                       TPS revaluations

This adjustment related to TPS 2003 securities which were redeemed on 30 September 2013. Historically this adjusted for movements in economic hedges, including associated tax effects impacting the foreign currency translation reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment was required as these hybrid instruments were not fair valued, however, the hedges were fair valued and therefore there was a mismatch in the timing of income recognition in the reported results. The mismatch was added back to reported results in deriving Cash Earnings as it did not affect the Group’s profits over time.

(2)                       Treasury shares

Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the reported results. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income.

(3)                       Ineffective hedges

The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

(4)                       Fair value gain/(loss) on economic hedges (which do not qualify for hedge accounting under AAS) comprises:

-               The unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings as they may create a material timing difference on reported results but do not affect the Group’s Cash Earnings during the life of the hedge;

-               The unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as they may create a material timing difference on reported results but do not affect the Group’s Cash Earnings during the life of the hedge; and

-               The unrealised fair value gain/(loss) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings as they may create a material timing difference on reported results but do not affect the Group’s Cash Earnings during the life of the hedge.

INTERIM RESULTS 2014

SEGMENT RESULT

(5)                       Gain/(loss) on buyback of Government guaranteed debt

The Group has bought back certain Government guaranteed debt issues which reduces Government guarantee fees (70 basis points) paid. In undertaking the buybacks, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the reported result the cost incurred is recognised at the time of the buyback. In Cash Earnings, the cost incurred is being amortised over the original term of the debt that was bought back consistent with a 70 basis point saving being effectively spread over the remaining life of the issue. The Cash Earnings adjustment gives effect to the timing difference between reported results and Cash Earnings.

(6)                       Fair value amortisation of financial instruments

The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders and therefore, have been treated as a Cash Earnings adjustment.

(7)                       Amortisation of intangible assets

The merger with St.George and the acquisitions of J O Hambro Capital Management (JOHCM) and Lloyds resulted in the recognition of identifiable intangible assets.  These assets include intangibles related to core deposits, customer relationships, management contracts and distribution relationships.  These intangible items are amortised over their useful lives, ranging between four and twenty years.  The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

(8)                       Acquisition transaction and integration expenses

Costs associated with the acquisition of Lloyds have been treated as a Cash Earnings adjustment as they do not impact the earnings expected from the acquired businesses following the integration period.

interim RESULTS 2014

GLOSSARY

7.0                              GLOSSARY

Earnings	Cash Earnings

Net profit attributable to owners of WBC adjusted for the impact of the economic hedges related to TPS, earnings from Treasury shares, gains/losses on ineffective hedges, the impact of unrealised New Zealand earnings hedges gains/losses, and the impact of the amortisation of certain intangibles in relation to the merger with St.George and acquisition of JOHCM and Lloyds, fair value gains/losses on economic hedges, buyback of Government guaranteed debt and transaction and integration expenses in relation to the acquisition of Lloyds.

Shareholder Value	Earnings per ordinary share	Net profit attributable to the owners of WBC divided by the weighted average ordinary shares (statutory basis).
	Cash Earnings per ordinary share	Cash Earnings divided by the weighted average ordinary shares (Cash Earnings basis).
	Weighted average ordinary shares (Cash Earnings)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period.
	Weighted average ordinary shares (reported)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (‘Treasury shares’).
	Fully franked dividends per ordinary shares (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.
	Dividend payout ratio – net profit	Ordinary dividend per share divided by net profit per share attributable to the owners of WBC.
	Dividend payout ratio – Cash Earnings	Ordinary dividend divided by Cash Earnings.
	Return on equity (ROE)	Net profit attributable to the owners of WBC divided by average ordinary equity.
	Cash ROE	Cash Earnings divided by average ordinary equity.
	Cash Earnings to average tangible equity	Cash Earnings divided by average tangible ordinary equity.
	Average ordinary equity	Average total equity less average non-controlling interests.
	Average tangible ordinary equity	Average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).
	Net tangible assets per ordinary share	Net tangible assets (total equity less goodwill and other intangible assets less minority interests) divided by the number of ordinary shares on issue (statutory basis).
Productivity and efficiency	Operating expenses	Operating expenses do not include impairment charges on loans.
	Expense to income ratio	Operating expenses divided by net operating income.
Total banking expense to income ratio

Total banking operating expenses divided by total banking operating revenue. Total banking business includes Westpac RBB, St.George Banking Group, WIB, Private Bank (part of BTFG), New Zealand banking operations, Westpac Pacific and the Group Businesses.

	Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.
	Revenue per FTE	Total operating income divided by the average number of FTE for the period.
	Deposit to loan ratio	Deposit to loan ratio (net of provisions).
Business Performance	Net interest spread	The difference between the average yield on all interest bearing assets and the average rate paid on interest bearing liabilities.
	Net interest margin	The net interest margin is calculated by dividing net interest income by average interest earning assets.
	Average interest-earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.
	Average interest-bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.

interim RESULTS 2014

GLOSSARY

Business Performance (cont’d)	Divisional margin	Net interest income (excluding capital benefit) for a division as a percentage of the average interest earning assets for that division.
	Customer return on credit RWA	Total operating income less income from Treasury and non-customer trading income less total operating expenses divided by the average credit RWA for the period.
Capital Adequacy	Total regulatory capital ratio	Total regulatory capital as defined by APRA divided by risk weighted assets.
	Tier 1 capital ratio	Total Tier 1 capital as defined by APRA divided by risk weighted assets.
	Common equity Tier 1 capital ratio	Total common equity capital as defined by APRA divided by risk weighted assets.
	Level 1 capital ratio	Comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licensed Entity’ for the purpose of measuring capital adequacy.
Level 2 capital ratio

Comprising Westpac Banking Corporation and its subsidiary entities except those entities specifically excluded under APRA’s APS001 regulation. The head of the level 2 group is Westpac Banking Corporation.

Risk weighted assets (RWA)

Assets (both on and off-balance sheet) of Westpac are assigned within a certain category, amounts included in these categories are multiplied by a risk weighting, and with the resulting weighted values added together to arrive at total risk weighted assets.

Credit risk weighted assets(RWA)

Credit risk weighted assets represent risk weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude market risk, operational risk, interest rate risk in the banking book and other assets. Note 18 in Section 4 provides a breakdown of risk weighted assets between credit risk weighted assets and other risk weighted assets.

Asset quality	Individually assessed provisions (IAPs)

Provisions raised for losses that have already been incurred on loans that are known to be impaired and are individually significant. The estimated losses on these impaired loans will be based on expected future cash flows discounted to their present value and, as this discount unwinds, interest will be recognised in the income statement.

Collectively assessed provisions (CAPs)

Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data.

Impaired assets

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on a conservative assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held:

¡    facilities 90 days or more past due, and not well secured – exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

¡    non-accrual assets – exposures with individually assessed impairment provisions held against them, excluding restructured loans;

¡    restructured assets – exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

¡    other assets acquired through security enforcement (includes other real estate owned) – includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

¡    any other assets where the full collection of interest and principal is in doubt.

interim RESULTS 2014

GLOSSARY

Asset quality (cont’d)	90 days past due – well secured

Includes facilities where:

¡      contractual payments of interest and/or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; or

an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

¡      the estimated net realisable value of assets/security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes.

	Watchlist and substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.
	Stressed assets	Stressed assets are Watchlist and Substandard, 90 days past due well secured and impaired assets.
Total committed exposure (TCE)

Total committed exposure (TCE) represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and under-writing risk.

Other	First Half 2014	Six months ended 31 March 2014.
	Second Half 2013	Six months ended 30 September 2013.
	First Half 2013	Six months ended 31 March 2013.
	Prior corresponding period	Refers to the six months ended 31 March 2013.
	Prior half / Prior period	Refers to the six months ended 30 September 2013.
St.George

In this announcement references to ‘St.George’ refer to the division and its brands namely: ‘St.George Bank’, ‘Bank of Melbourne’, and ‘BankSA’, and RAMS unless it clearly means the St.George Bank brand.

	JOHCM	Refers to J O Hambro Capital Management, a company incorporated in the United Kingdom and acquired by BTIM in October 2011.
Lloyds

In this announcement references to Lloyds refer to the acquisition of select Australian businesses of Lloyds Banking Group including Capital Finance Australia Limited and BOS International (Australia) Ltd.

MyBank customer

A MyBank customer is an adult consumer customer where the Group have their quality transaction account (has salary credit; and/or has multiple regular deposits) and the customer does multiple transactions per month; and the Group meet at least 2 out of 5 of the following customer needs: (a) long term borrowing; (b) short term borrowing; (c) savings and investment; (d) protection; and (e) wealth.

Wealth penetration metric

Data based on Roy Morgan Research, Respondents aged 14+. Wealth penetration is defined as the number of Australians who have Wealth Management or Insurance with each group and who also have Traditional Banking products with each group as a proportion of the number of Australians who have Traditional Banking products with each Group, calculated as the 12 month rolling average to March 2014. Traditional Banking consists of Deposit or Transaction Accounts, Mortgages, Personal Lending or Major Cards. Wealth Management consists of Managed Investments or Superannuation. Insurance consists of Vehicle Insurance, Home Insurance (Building, Contents, Valuable Items), Life Insurance (Life Insurance, Disability Insurance, Income Protection or Replacement Insurance), Household and Property Insurance – Landlord, Business Insurance, Loan Insurance and Public Liability Insurance. WRBB includes Westpac, Bank of Melbourne (until Jul 2011), BT, Challenge Bank, RAMS (until Dec 2011) and Rothschild. SBG includes St.George, Advance Bank, ASGARD, BankSA, Bank of Melbourne (from Aug 2011), Barclays, Dragondirect, Sealcorp and RAMS (from Jan 2012). WBC Group includes WRBB and SBG.

interim RESULTS 2014

GLOSSARY

Women in Leadership

The proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. Includes CEO, Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. Excludes Westpac Pacific.

Run-off	Scheduled and unscheduled repayments, debt repayments, property sales, external refinancing and redraws.
Credit Value Adjustment (CVA)

CVA adjusts the fair value of over-the-counter derivatives for credit risk. CVA is employed on the majority of derivative positions and reflects the market view of the counterparty credit risk. A Debit Valuation Adjustment (DVA) is employed to adjust for our own credit risk.